   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 1997
                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                  BIG 5 CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                  DELAWARE                                       95-1854273
        (STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
      OF INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NUMBER)

                                      5941
                            ------------------------

            (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)

          2525 EAST EL SEGUNDO BOULEVARD, EL SEGUNDO, CALIFORNIA 90245
                                  310/536-0611
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                CHARLES P. KIRK
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                  BIG 5 CORP.
                           2525 EL SEGUNDO BOULEVARD
                          EL SEGUNDO, CALIFORNIA 90245
                                  310/536-0611
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

            MILTON B. HYMAN, ESQ.                          EDMUND M. KAUFMAN, ESQ.
             IRELL & MANELLA LLP                             IRELL & MANELLA LLP
     1800 AVENUE OF THE STARS, SUITE 900              333 SOUTH HOPE STREET, SUITE 3300
        LOS ANGELES, CALIFORNIA 90067                   LOS ANGELES, CALIFORNIA 90017
               (310) 277-1010                                  (213) 620-1555

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                        CALCULATION OF REGISTRATION FEE

==================================================================================================
                                                                     PROPOSED
                                                    PROPOSED         MAXIMUM
     TITLE OF EACH CLASS            AMOUNT      MAXIMUM OFFERING    AGGREGATE        AMOUNT OF
        OF SECURITIES               TO BE          PRICE PER         OFFERING       REGISTRATION
       TO BE REGISTERED           REGISTERED        UNIT(1)          PRICE(1)           FEE
--------------------------------------------------------------------------------------------------
Series B 10 7/8% Senior Notes
  due 2007....................   $131,000,000         100%         $131,000,000       $38,645
==================================================================================================

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457.

                            ----------------------------

THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                  BIG 5 CORP.

                         CROSS-REFERENCE SHEET PURSUANT
                        TO ITEM 501(B) OF REGULATION S-K

                    ITEM OF FORM S-4                           LOCATION IN THE PROSPECTUS
---------------------------------------------------------  -----------------------------------
                             A. INFORMATION ABOUT THE TRANSACTION
Item 1.    Forepart of the Registration Statement and
             Outside Front Cover Page of Prospectus......  Cover of Registration Statement;
                                                           Outside Front Cover Page of
                                                           Prospectus; Cross-Reference Sheet
Item 2.    Inside Front and Outside Back Cover Pages of
             Prospectus..................................  Available Information
Item 3.    Risk Factors, Ratio of Earnings to Fixed
             Charges and Other Information...............  Prospectus Summary; Risk Factors;
                                                           Unaudited Pro Forma Condensed
                                                           Financial Data; Selected Historical
                                                           Financial Data; Index to Financial
                                                           Statements
Item 4.    Terms of the Transaction......................  Prospectus Summary; Risk Factors;
                                                           The Exchange Offer; Description of
                                                           the Notes; Plan of Distribution;
                                                           Use of Proceeds
Item 5.    Pro Forma Financial Information...............  Prospectus Summary; Unaudited Pro
                                                           Forma Condensed Financial Data
Item 6.    Material Contacts with the Company Being
             Acquired....................................  Not Applicable
Item 7.    Additional Information Required for Reoffering
             by Persons and Parties Deemed to be
             Underwriters................................  Not Applicable
Item 8.    Interests of Named Experts and Counsel........  Legal Matters
Item 9.    Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities.................................  Not Applicable

                             B. INFORMATION ABOUT THE REGISTRANT
Item 10.   Incorporation with Respect to S-3
             Registrants.................................  Not Applicable
Item 11.   Incorporation of Certain Information by
             Reference...................................  Not Applicable
Item 12.   Information with Respect to S-2 or S-3
             Registrants.................................  Not Applicable
Item 13.   Incorporation of Certain Information by
             Reference...................................  Not Applicable
Item 14.   Information with Respect to Registrants Other
             Than S-2 or S-3 Registrants.................  Available Information; Summary;
                                                           Business; Unaudited Pro Forma
                                                           Condensed Financial Data; Selected
                                                           Historical Financial Data;
                                                           Management's Discussion and
                                                           Analysis of Financial Condition and
                                                           Results of Operations; Index to
                                                           Financial Statements; The
                                                           Recapitalization; Capitalization;
                                                           Principal Stockholders; Certain
                                                           Relationships and Related
                                                           Transactions; Financing
                                                           Arrangements
                       C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED
Item 15.   Information with Respect to S-3 Companies.....  Not Applicable
Item 16.   Information with Respect to S-2 or S-3
             Companies...................................  Not Applicable
Item 17.   Information with Respect to Companies Other
             Than S-3 or S-2 Companies...................  Not Applicable

                             D. VOTING AND MANAGEMENT INFORMATION
Item 18.   Information if Proxies, Consents or
             Authorizations are to be Solicited..........  Not Applicable
Item 19.   Information if Proxies, Consents or
             Authorizations are not to be Solicited or in
             an Exchange Offer...........................  The Exchange Offer; Management;
                                                           Plan of Distribution

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED DECEMBER   , 1997

PROSPECTUS
                          , 199

                                                                            LOGO

  OFFER FOR ANY AND ALL OUTSTANDING SERIES A 10 7/8% SENIOR NOTES DUE 2007 IN EXCHANGE FOR SERIES B 10 7/8% SENIOR NOTES DUE 2007 WHICH HAVE BEEN REGISTERED
                        UNDER THE SECURITIES ACT OF 1933

                                  BIG 5 CORP.

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
        ON                                     , 1998, UNLESS EXTENDED.

    Big 5 Corp., a Delaware corporation (the "Company" or "Big 5" or the "registrant") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal, which together constitute the "Exchange Offer", to exchange an aggregate principal amount at maturity of up to $131,000,000 of Series B 10 7/8% Senior Notes due 2007 of the Company (the "New Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of the issued and outstanding Series A 10 7/8% Senior Notes due 2007 of the Company (the "Old Notes" and, together with the New Notes, the "Notes") from the holders (the "Holders") of the Old Notes. The New Notes are being offered in order to satisfy certain obligations of the Company under that certain Registration Rights Agreement dated as of November 13, 1997 among the Company, and the initial purchasers of the Old Notes, Donaldson, Lufkin & Jenrette Securities Corporation and Credit Suisse First Boston Corporation (together, the "Initial Purchasers") (the "Registration Rights Agreement"). See "The Exchange Offer -- Purpose and Effect of the Exchange Offer." The terms of the New Notes are identical in all material respects to the terms of the Old Notes except (i) the offering and sale of the New Notes will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act, and (ii) the Holders of the New Notes will not be entitled to certain rights of Holders of the Old Notes under the Registration Rights Agreement. The Old Notes were issued, and the New Notes will be issued, under the Indenture dated as of November 13, 1997 between the Company and First Trust National Association, as trustee (the "Trustee") (the "Indenture"). The Old Notes and the New Notes will constitute a single series of debt securities under the Indenture. See "Description of the Notes."

    The Old Notes and the New Notes will mature on November 15, 2007. Interest on the New Notes will be payable in cash semi-annually on May 15 and November 15 of each year, commencing on May 15, 1998. The New Notes will be redeemable at the option of the Company, in whole or in part, on or after November 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages (as defined), if any, to the date of redemption. In addition, at any time on or before November 15, 2000, the Company may redeem, on one or more occasions, up to an aggregate of 35% of the original aggregate principal amount of the Notes with the net proceeds of one or more Public Equity Offerings (as defined) at a redemption price equal to 110.95% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption. Upon a Change of Control (as defined), the Company will be required to offer to repurchase all outstanding Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of repurchase.

    The New Notes will be general unsecured obligations of the Company and will rank senior in right of payment to all existing and future Indebtedness (as defined) of the Company that is subordinated to the New Notes and will rank pari passu in right of payment with all current and future unsubordinated Indebtedness of the Company; provided, however, that certain Indebtedness of the Company currently is and may in the future be secured by assets held by the Company, subject to certain restrictions described herein. The New Notes will be guaranteed (the "Guarantees") on a senior basis by each of the future Subsidiary Guarantors (as defined). The Guarantees will be general unsecured obligations of the Subsidiary Guarantors and will rank senior in right of payment to all future Indebtedness of the Subsidiary Guarantors that is subordinated to the Guarantees and will rank pari passu in right of payment with all future unsubordinated Indebtedness of the Subsidiary Guarantors; provided, however, that certain Indebtedness of the Subsidiary Guarantors may in the future be secured by assets held by Subsidiary Guarantors, subject to certain restrictions described herein. As of November 23, 1997, the Company had $63.9 million of long-term Indebtedness ranking pari passu with the Notes, all of which constituted secured Indebtedness under the CIT Credit Facility (as defined). The terms of the Indenture pursuant to which the New Notes will be issued will limit the ability of the Company and the Subsidiary Guarantors to incur additional Indebtedness.
                                                        (Continued on next page)

     THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF THE OLD NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER.

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION ("SEC" OR THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     The Old Notes were issued by the Company on November 13, 1997 in connection with the Recapitalization (as defined) of the Company and Big 5 Holdings Corp., a Delaware corporation and parent of the Company ("Parent"). The Old Notes were issued pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by Holders thereof (other than Holders which are "affiliates" of the Company within the meaning of Rule 405 under the Securities
Act), without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder, other than a Holder which is a broker-dealer, has no arrangements with any person to engage in a distribution of such New Notes. However, the SEC has not considered the Exchange Offer in the context of a no-action letter request by the Company and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangements or understanding to participate in the distribution of the New Notes. If any Holder is an affiliate of the Company, or is engaged in or intends to engage in or has any arrangement with any person to participate in the distribution of the New Notes to be acquired pursuant to the Exchange Offer, or is a broker-dealer who purchased Old Notes from the Company, such Holder (i) could not rely on the applicable interpretations of the staff of the SEC (ii) will not be permitted or entitled to tender such Old Notes in the Exchange Offer, and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed, under certain circumstances, that, for a period of up to 180 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. There is no existing trading market for the New Notes, and there can be no assurance regarding the future development of a market for the New Notes. The Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes. The Initial Purchasers are not obligated to do so, however, and any market-making with respect to the New Notes may be discontinued at any time without notice. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market. There can be no assurance that an active market for the New Notes will develop. To the extent that an active market for the New Notes does develop, the market value of the New Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition, and other factors. Such conditions might cause the New Notes, to the extent that they are actively traded, to trade at a significant discount from face value. See "Risk Factors -- Lack of Public Market for the New Notes."

     ANY OLD NOTES NOT TENDERED AND ACCEPTED IN THE EXCHANGE OFFER WILL REMAIN OUTSTANDING. TO THE EXTENT ANY OLD NOTES ARE TENDERED AND ACCEPTED IN THE EXCHANGE OFFER, A HOLDER'S ABILITY TO SELL OLD NOTES COULD BE ADVERSELY AFFECTED, FOLLOWING CONSUMMATION OF THE EXCHANGE OFFER, THE HOLDERS OF OLD NOTES WILL CONTINUE TO BE SUBJECT TO THE EXISTING RESTRICTIONS UPON TRANSFER THEREOF AND THE COMPANY WILL HAVE FULFILLED CERTAIN OF ITS OBLIGATIONS UNDER THE REGISTRATION RIGHTS AGREEMENT. HOLDERS OF OLD NOTES WHO DO NOT TENDER THEIR NOTES GENERALLY WILL NOT HAVE ANY FURTHER REGISTRATION RIGHTS WITH RESPECT TO THE OLD NOTES UNDER THE REGISTRATION RIGHTS AGREEMENT OR OTHERWISE. See "The Exchange Offer -- Consequences of Failure to Exchange."

     The New Notes issued pursuant to this Exchange Offer generally will be issued in the form of Global Notes (as defined), which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global Notes representing the New Notes will be shown on, and transfers thereof will be effected through, records maintained by DTC and its participants. See "Book Entry, Delivery and Form."

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NEW NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE NEW NOTES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     Until                            , 1998 (90 days after commencement of the
Exchange Offer), all dealers effecting transactions in the New Notes, whether or not participating in the Exchange Offer, may be required to deliver a Prospectus in connection with such transaction.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, including the "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology, such as "may," "intend," "will," "expect," "anticipate," "estimate," "seek," or "continue" or the negative thereof or other variations thereon or comparable terminology. In particular, any statements, express or implied, concerning future operating results or the ability to generate revenues, income or cash flow to service the Notes are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been accurate. All forward-looking statements are expressly qualified by such cautionary statements and other information contained in this Prospectus, including "Risk Factors."

                    AVAILABLE INFORMATION ABOUT THE COMPANY

     The Company files annual, quarterly and special reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other information with the SEC. Holders of the Old Notes may read and copy any document the Company files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. The Company's SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

OVERVIEW

     The Company is the leading sporting goods retailer in the Western United States, operating 210 stores under the "Big 5 Sporting Goods" name. Its principal executive offices are located at 2525 East El Segundo Blvd., El Segundo, CA 90245 (telephone number (310) 536-0611). The Company's core market is California, Washington and Nevada and it recently expanded into Arizona, Idaho, Oregon, New Mexico, Texas and Utah. The Company provides a full-line product offering of over 25,000 stock keeping units ("SKU's") in a traditional sporting goods store format that averages 11,000 square feet. Specifically, the Company's products include athletic shoes and apparel, and tennis, golf, ski, snowboard, in-line skating, fitness, outdoor and team sports equipment for the competitive and recreational sporting goods customer. The Company offers customers attractive values on recognized brand-name merchandise at a wide variety of price points. The Company augments its value image by emphasizing branded merchandise produced exclusively for the Company and on a selective basis, "opportunistic buys" comprising first quality items, including overstock and close-out merchandise. These merchandise values are communicated weekly through print advertising created by the Company in order to generate store traffic and drive sales. For the twelve months ended September 28, 1997, the Company generated $432.1 million of revenue, $32.9 million of pro forma EBITDA (as defined) and a same store sales increase of 6.9% over the prior period. Through the period ended November 23, 1997, the Company has enjoyed 21 consecutive monthly increases in same store sales over the comparable prior period.

     Management attributes the Company's success to its consistent merchandising strategy, convenient locations, knowledgeable customer service, extensive advertising and effective cost controls. The Company's merchandising strategy focuses on: (i) delivering consistent value to consumers; (ii) offering a customized product assortment that maximizes sales while managing inventory levels; (iii) maintaining a strong market presence across product categories; and (iv) supporting its merchandise offering through extensive promotional advertising. The Company believes that its effective use of a combination of in-line branded products, branded and private label merchandise produced exclusively for the Company and opportunistic buys distinguishes its merchandise mix from that of its competitors. Through its 42 years of operations, the Company has developed specific expertise in selling this distinctive mix of products, thereby building the Company's price image, anchoring its weekly print advertisements and driving retail traffic.

     The Company believes that the consistency and reach of Big 5's print advertising programs have created high customer awareness of Big 5. Through years of focused advertising, the Company has reinforced its reputation for providing quality products at attractive prices. The Company attempts to highlight a broad range of merchandise categories in every advertisement to maintain customer awareness of its full-line product offering. The Company's advertising message is reinforced through the distribution of over 10 million advertisements each week, 52 weeks a year, in the form of newspaper inserts or mailers. The Company believes that its print advertising consistently reaches more households in its core market than does the print advertising of any of its competitors.

     The Company is a wholly-owned subsidiary of Parent. As a result of the Recapitalization, existing management and employees of the Company (and members of their families) beneficially own the majority of Parent. Chairman and Chief Executive Officer Robert W. Miller, who co-founded the Company in 1955, and his son Steven G. Miller, President and Chief Operating Officer, who has been with the Company for 28 years, significantly increased their ownership in Parent and control the Board of Directors of Parent. In addition, approximately 60 members of middle and senior level management increased their stock ownership in Parent. In total, more than 200 employees own equity in Parent, including over 100 store managers. The Big 5 management team shares many years of experience, with senior level management averaging 26 years with the Company and other key groups of management employees having significant years of experience at Big 5. Management believes the experience, commitment and longevity with the Company of its professional staff to be a substantial competitive advantage.

BUSINESS STRATEGY

     The Company seeks to continuously improve current operations while expanding into new and existing markets. Specifically, the Company's business strategy is to operate under a traditional store format, offer outstanding value on an attractive mix of quality merchandise, promote customer sales through extensive advertising, control costs and pursue new store growth opportunities. Through 42 years of operations, this strategy has been refined and enhanced. The Company believes that continuing to implement this strategy while capitalizing on its competitive strengths, as described below, will address the Company's goal of continuing profitable growth.

     Market Leader in Core Market Served. The Company has built a recognized franchise by establishing a strong presence in its core market of California, Washington and Nevada and by consistently promoting quality brand-name products at attractive prices. The Company has over triple the number of stores as its closest full-line sporting goods competitor in such core market. This concentration of stores provides economies of scale in advertising and distribution and increased customer awareness of the Big 5 name. The Company was named the leading place to purchase sporting goods in the greater Los Angeles area for every category of sporting goods covered by a survey commissioned by the Company conducted in October 1996 by America's Research Group, an independent research group. The survey showed that the Company was preferred over specialty sporting goods stores (e.g. Foot Locker, Nevada Bob's), mass merchandisers (e.g. K-Mart, Target) and local superstore operators (e.g. Sportmart, Sport Chalet). This survey also indicated that over 90% of respondents recognized the Big 5 name and 73% shopped at a Big 5 store in the past two years.

     Favorable Store Format with Superior Locations. The Company has remained focused on its strategy of operating a traditional, full-line sporting goods store, averaging 11,000 square feet in size, located primarily in multi-store shopping centers or free-standing street locations. The Big 5 store size provides the Company with a large selection of locations for new store placement which, in turn, allows the Company to open stores conveniently located to the customer. The Company's store format and convenient locations encourage frequent customer visits, even for single item or relatively small purchases. This is illustrated by the fact that the Company processed over 14 million sale transactions in 1996 with an average customer sale of approximately $30. Due to its relatively low start-up and overhead costs, the Big 5 store model has been successful in trade areas with as few as 75,000 people, as well as major metropolitan areas. These store economics differentiate the Company's sporting goods stores from superstore concepts (averaging in excess of 35,000 square feet) which typically require larger trade areas to support higher costs. Overall, the Company's traditional sporting goods store has competed effectively against superstore formats. All of the Big 5 stores are making positive store-level contributions and over its history, the Company has never closed a store due to poor performance.

     Superior Merchandising Capabilities. The Company provides a full-line product offering of over 25,000 SKU's at a wide variety of price points across an extensive range of categories. Important brand names offered by the Company include Nike, Reebok, Wilson, K2, Rollerblade, Coleman, Spalding, Adidas, Fila, Speedo, Easton and Columbia, among others. A goal of the Company's merchandising strategy is to offer a customized and selected assortment of products to enable the consumer to comparison shop within the Big 5 store without being overwhelmed by a large number of different products in any one category. In addition, the Company's merchandising strategy is also designed to manage inventory levels. The Company differentiates its product offerings by tailoring its assortment to each region's specific needs and buying habits. The Company's 15 buyers, who average 18 years of experience with the Company, work closely with senior management to determine the product selection, promotion and pricing of the merchandise mix. The Company utilizes a $15 million integrated merchandising, distribution and financial information system. Management uses the information provided to continually refine its merchandise mix, pricing strategy, advertising effectiveness and inventory levels.

     Value Driven Product Offerings Supported by Extensive Advertising. The Company offers consistent value to consumers by offering a distinctive combination of in-line branded products, "special make-up" merchandise (produced exclusively for the Company under a manufacturer's brand-name), private label merchandise and opportunistic buys. The Company offers this consistent value to its customers while maintaining strong margins as a result of its ability to purchase in large quantities and quickly adjust this combination of merchandise to take advantage of purchasing opportunities. The Company believes it enjoys significant advantages in the acquisition of opportunistic buys because the Company is able to combine rapid decision-making, strong vendor relationships, careful inventory management, and effective advertising along with its extensive store network. Although management believes opportunistic buys typically represent only approximately 10% of sales, they are used in conjunction with special make-up merchandise to enhance weekly advertising and reinforce the Company's reputation as a retailer that offers outstanding value to its customers. The Company's in-house advertising department designs its print advertising, of which over 10 million newspaper inserts and mailers are distributed each week. The Company's effectiveness in communicating the product values it offers is evidenced by the fact that typically 40% of sales have been products included in these weekly advertisements.

     Proven Store Growth Strategy. The Company's expansion has been systematic and designed to take advantage of Big 5's name recognition and to capitalize on the Company's economical store format and merchandise mix. Throughout the Company's 42 year history, management has emphasized careful site selection and controlled growth. Over the past five years, 63 stores have been opened (13 new stores annually on average), of which 40% were outside the Company's core market. The Company has identified numerous expansion opportunities to further penetrate its core market, develop recently entered markets and expand into new market areas with similar demographic, competitive and economic profiles as its existing markets. Continuing its controlled growth strategy, the Company plans on opening approximately 15-20 stores annually over the next five years. The Company's store format requires a low investment in fixtures and equipment (approximately $250,000), working capital (approximately $500,000, of which one-third is typically financed by vendors) and real estate (leased, "built-to-suit" locations). This expansion plan is designed to take advantage of the growing economies of the Company's existing markets and to capitalize on opportunities in fast growing new markets.

                              RECENT DEVELOPMENTS

THE RECAPITALIZATION

     The Company and Parent recently completed the Recapitalization which is described in detail under "The Recapitalization." The issuance of the Old Notes by the Company was one of the transactions involved in the Recapitalization.

CHANGE OF CONTROL

     As reported by the Company in a Current Report on Form 8-K filed with the SEC on November 26, 1997 under the Exchange Act, the Recapitalization facilitated a change in control of the Company and Parent. All of the common stock of the Company is owned by Parent.

                               THE EXCHANGE OFFER

Securities Offered........ $131 million aggregate principal amount of Series B
                           10 7/8% Senior Notes due 2007.

The Exchange Offer........ $1,000 principal amount of the New Notes in exchange for each $1,000 principal amount of Old Notes. As of the date hereof, $131 million aggregate principal amount of Old Notes are outstanding. The Company will issue the New Notes to Holders on or promptly after the Expiration Date.

                           Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any Holder thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
                           Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and that such Holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

                           Any Holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes could not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus requirements of the Securities Act in connection with the resale of the New Notes. Failure to comply with such requirements in such instance may result in such Holder incurring liability under the Securities Act for which the Holder is not indemnified by the Company.

Expiration Date........... 5:00 p.m., New York City time, on           , 1998,
                           unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.

Interest on the New Notes
and the Old Notes......... The New Notes will bear interest from their date of issuance. Interest will accrue on the Old Notes that are tendered in exchange for the New Notes through the issue date of the New Notes. Holders of Old Notes that are accepted for exchange will not receive interest on the Old Notes that is accrued but unpaid at the time of exchange, but such interest will be payable, together with interest on the New Notes, on the first Interest Payment Date after the Expiration Date.

Conditions to the
Exchange Offer............ The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer -- Conditions."

Procedures for Tendering
Old Notes................. Each Holder of Old Notes wishing to accept the
                           Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver the Letter of Transmittal, or such facsimile, together with the Old Notes and any other required documentation to the Exchange Agent at the address set forth in the Letter of Transmittal. Persons holding Old Notes through the Depository Trust Company ("DTC") and wishing to accept the Exchange Offer must do so pursuant to the DTC's Automated Tender Offer Program ("ATOP"), by which each tendering participant will agree to be bound by the Letter of Transmittal. By executing or agreeing to be bound by the Letter of Transmittal, each Holder will represent to the Company that, among other things, the Holder or the person receiving such New Notes, whether or nor such person is the Holder, is acquiring the New Notes in the ordinary course of business and that neither the Holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such New Notes.

Special Procedures for
Beneficial Owners......... Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery....... Procedures Holders of Old Notes who wish to tender their Old Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

Withdrawal Rights......... Tenders may be withdrawn at any time prior to 5:00
                           p.m., New York City time, on the Expiration Date pursuant to the procedures described under "The Exchange Offer -- Withdrawals of Tenders."

Acceptance of Old Notes
and Delivery of New Notes. The Company will accept for exchange any and all Old
                           Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer -- Terms of the Exchange Offer."

Certain Federal Income
Tax Consequences.......... The exchange of the New Notes for the Old Notes pursuant to the Exchange Offer should not be taxable to the Holders thereof for federal income tax purposes. See "Certain Federal Income Tax Consequences."

Effect on Holders of
Old Notes................. As a result of the making of this Exchange Offer, the
                           Company will have fulfilled certain of its obligations under the Registration Rights Agreement, and Holders of Old Notes who do not tender their Old Notes will not have any further registration rights under the Registration Rights Agreement or otherwise. See "The Exchange Offer -- Purposes and Effect of Exchange Offer." Such Holders will continue to hold the untendered Old Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indenture, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer. All untendered Old Notes will continue to be subject to certain restrictions on transfer because they have not been registered under the Securities Act. Accordingly, if any Old Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered Old Notes could be adversely affected.

Exchange Agent............ First Trust National Association (the "Exchange
                           Agent" and the "Trustee").

                         SUMMARY TERMS OF THE NEW NOTES

     The form and terms of the New Notes are the same as the form and terms of the Old Notes (which they replace) except that (i) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof and (ii) the Holders of New Notes will not be entitled to further registration rights under the Registration Rights Agreement, which rights will be satisfied when the Exchange Offer is consummated and will not be entitled to any payments of liquidated damages for failure to satisfy such rights. The New Notes will evidence the same debt as the New Notes and will be entitled to the benefit of the Indenture. See "Description of Notes."

Issuer.................... Big 5 Corp.

Subsidiary Guarantors..... The New Notes will be guaranteed on a senior basis by all of the Company's future Subsidiary Guarantors.

Maturity Date............. November 15, 2007.

Interest Payment Dates.... Each May 15 and November 15, commencing on May 15,
                           1998.

Ranking................... The New Notes will be general unsecured obligations of the Company and will rank senior in right of payment to all existing and future Indebtedness of the Company that is subordinated to the New Notes and will rank pari passu in right of payment with all current and future unsubordinated Indebtedness of the Company; provided, however, that certain Indebtedness of the Company currently is and may in the future be secured by assets held by the Company, subject to certain restrictions described herein. The Guarantees will be general unsecured obligations of the Subsidiary Guarantors and will rank senior in right of payment to all future Indebtedness of the Subsidiary Guarantors that is subordinated to the Guarantees and will rank pari passu in right of payment with all future unsubordinated Indebtedness of the Subsidiary Guarantors; provided, however, that certain Indebtedness of the Subsidiary Guarantors may in the future be secured by assets held by the Subsidiary Guarantors, subject to certain restrictions described herein. As of November 23, 1997, the Company had $63.9 million of long-term Indebtedness ranking pari passu with the New Notes, all of which constituted secured Indebtedness under the CIT Credit Facility.

Optional Redemption....... The New Notes will be redeemable, in whole or in part, at the option of the Company, at any time on or after November 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption. In addition, at any time on or before November 15, 2000, the Company may redeem, on one or more occasions, up to an aggregate of 35% of the original aggregate principal amount of the Notes with the net proceeds of one or more Public Equity Offerings at a redemption price equal to 110.95% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption; provided, that at least 65% of the original aggregate principal amount of the Notes must remain outstanding following each such redemption. See "Description of the Notes -- Optional Redemption."

Change of Control......... Upon the occurrence of a Change of Control, the
                           Company will be required to offer to purchase all outstanding Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. See "Description of the Notes -- Certain Covenants -- Repurchase of Notes at the Option of the Holder Upon a Change of Control."

Certain Covenants......... The Indenture will contain certain covenants that limit the ability of the Company and its Subsidiaries to, among other things, (i) incur additional Indebtedness and issue preferred stock, (ii) pay dividends or make other distributions, (iii) create certain liens, (iv) sell certain assets, (v) enter into certain transactions with affiliates, and (vi) effect certain mergers and consolidations. See "Description of the Notes -- Certain Covenants."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Notes.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The summary information set forth below presents historical financial data and unaudited pro forma condensed financial data for the periods indicated which have been derived from audited and unaudited financial statements and the notes thereto of United Merchandising Corp. (which was reincorporated in Delaware as Big 5 Corp. in connection with the Recapitalization) included elsewhere in this Prospectus. As used herein, with respect to the summary historical and pro forma financial data, the Company means United Merchandising Corp. The results for the interim periods are not necessarily indicative of the results for the full fiscal year. The summary unaudited pro forma condensed operating data for the twelve months ended September 28, 1997, the fiscal year ended December 29, 1996, the nine months ended September 28, 1997 and the nine months ended September 29, 1996, give effect to the Recapitalization as if it had been consummated on the first day of such period. See "Unaudited Pro Forma Condensed Financial Data" and the notes thereto. The summary pro forma financial data set forth below may not necessarily be indicative of the results that would have been achieved had the Recapitalization been consummated as of the dates indicated or that may be achieved in the future. The summary historical and pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Financial Data" and the financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                    FISCAL YEAR(a)
                            --------------------------------------------------------------     NINE MONTHS(a)
                               PRO FORMA                                                     -------------------
                                 1992            1993         1994       1995       1996       1996       1997
                            ---------------    --------     --------   --------   --------   --------   --------
                                                           (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales..................    $ 312,415       $321,933     $364,109   $370,126   $404,265   $296,356   $324,177
Gross profit...............       90,620(b,c)    97,839(d)   119,332    113,543    127,149     92,936    105,502
Total operating expenses...       86,393(e)      87,075      101,418    107,149    110,631     83,760     88,690
Operating income...........        4,227         10,764       17,914      6,394     16,518      9,176     16,812
OTHER DATA:
EBITDA(f)..................       24,836         24,094       27,094     18,385     26,096     16,285     22,899
EBITDA margin..............          8.0%           7.5%         7.4%       5.0%       6.5%       5.5%       7.1%
Cash flow provided by (used
  in) operating
  activities...............       24,397          6,227       14,647     (3,824)    19,798      7,527     (1,953)
Cash flows provided by
  (used in) investing
  activities...............     (152,020)        (6,714)      (9,342)    (7,374)     1,539      3,435     (3,227)
Cash flows provided by
  (used in) financing
  activities...............      135,932         (4,974)      (4,937)     6,728    (19,738)   (10,770)       799
Depreciation and
  amortization.............        6,317(e)       6,999        9,180     11,991      9,578      7,109      6,087
Capital expenditures.......        8,676          6,010        9,153      6,822      3,453      1,555      3,227
OPERATING DATA:
Comparable store sales
  increase/(decrease)(g)...          1.2%          (4.0)%        5.7%      (4.9)%      3.7%       2.4%       7.1%
End of period stores.......          147            162          175        192        196        193        202
Inventory turns(h).........          2.0x           1.8x         1.9x       1.8x       2.2x       2.1x       2.2x

                                                                                                     LTM
                                                                                  FISCAL YEAR     SEPT. 28,
                                                                                  -----------     ---------
                                                                                     1996           1997
                                                                                  -----------     ---------
PRO FORMA DATA:
Net sales.......................................................................   $ 404,265      $ 432,086
EBITDA..........................................................................      26,330         32,944
Cash interest expense...........................................................      19,475         18,800
Ratio of EBITDA to cash interest expense........................................                        1.8x
Net debt/EBITDA.................................................................                        5.3x

                                                                                  AS OF SEPTEMBER 28, 1997
                                                                                  ------------------------
                                                                                  HISTORICAL     PRO FORMA
                                                                                  ----------     ---------
BALANCE SHEET DATA:
Cash and cash equivalents.......................................................   $    416      $    416
Net working capital(i)..........................................................     79,558        79,558
Total assets....................................................................    203,856       208,518
Total debt (includes current maturities)........................................     87,226       176,179
Stockholder's equity (deficit)..................................................     40,369       (43,922)

(Notes to table on previous page)
------------------------------

(a) The Company's fiscal year is a 52 or 53 week year ending on the Sunday closest to the calendar year end. All fiscal years presented consist of 52 weeks except for Fiscal 1992, which consisted of 53 weeks. The nine month period of 1996 was a 39 week period that ended on September 29, 1996 and the nine month period of 1997 was a 39 week period that ended on September 28, 1997. The financial data for Pro Forma 1992 is unaudited and combines the results of operations for the 39 weeks ended September 25, 1992 for the Company prior to the acquisition of the Company from Pacific Enterprises ("PE")(the "PE Acquisition") and the results of operations of the Company for the 14 weeks ended January 3, 1993 and gives effect to the PE Acquisition as though it occurred at the beginning of the 1992 fiscal year. The unaudited pro forma financial data for Pro Forma 1992 does not purport to represent the results that actually would have occurred if such transactions had in fact occurred on such date.

(b) The Company prior to the PE Acquisition recorded inventory on a LIFO basis. In connection with the PE Acquisition, the Company adopted the FIFO method for recording inventory. As a result, Pro Forma 1992 is revised to reflect the FIFO method as of the beginning of the year.

(c) Includes $11,080 decrease related to purchase accounting inventory revaluation.

(d) Includes $6,332 decrease related to purchase accounting inventory revaluation.

(e) Includes $3,828 increase in depreciation and amortization expense due to purchase accounting revaluation of assets.

(f) For purposes of this Prospectus, EBITDA represents net earnings (loss) before taking into consideration net interest expense, income tax expense, depreciation expense, amortization expense, and non-cash rent expense, and where relevant to the period referenced, amortization expense associated with the write-up of assets related to the PE Acquisition, expense incurred related to management stock grants related to the PE Acquisition, the LIFO provision incurred prior to the PE Acquisition and extraordinary loss from early extinguishment of debt. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(g) Comparable store sales data for a period reflect stores open throughout that period and the corresponding period of the prior fiscal year.

(h) Inventory turns equal fiscal year or latest twelve month cost of goods sold, buying and occupancy costs divided by 4 quarter average FIFO inventory balances adjusted to exclude the uniform capitalization adjustment to inventory balances.

(i) Net working capital is defined as current assets less current liabilities excluding current maturities of long-term debt.

                                  RISK FACTORS

     In addition to the other matters described in this Prospectus, prospective investors should carefully consider the following risk factors before deciding to participate in the Exchange Offer, although certain matters set forth below are equally applicable to the Old Notes. Holders of the Old Notes should also refer to the "Disclosure Regarding Forward-Looking Statements" found on page of this Prospectus when evaluating this "Risk Factors" section and the Company's financial condition and operations.

HIGH LEVERAGE

     The Company is highly leveraged. In addition to the obligations evidenced by the $131.0 million aggregate principal of the Notes offered hereby, the debt obligations of the Company will include all existing and future indebtedness of the Company, including indebtedness outstanding under the CIT Credit Facility. As of November 23, 1997, the Company had $63.9 million of long-term Indebtedness ranking pari passu with the Notes, all of which constitutes secured Indebtedness under the CIT Credit Facility. The CIT Credit Facility, subject to its terms and conditions, allows secured borrowings of up to $125.0 million. The foregoing leverage will have important consequences to holders of the Notes, including the following: (i) the Company's highly leveraged condition could make the procurement of additional capital resources difficult if that were to become necessary; (ii) a substantial portion of the Company's cash flow from operations will be required to be dedicated to the payment of the Company's interest expense and principal repayment obligations; (iii) the Company's high degree of leverage could make it more vulnerable to economic downturns and more limited in its ability to withstand competitive pressures than its competitors that are not as highly leveraged; and (iv) the Company's interest expense and principal repayment obligations could limit the amount of internally generated funds available to fund the Company's expansion and, therefore, could require a reduction of its expansion plans.

     The Company's ability to meet its debt service obligations will be dependent upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, including factors beyond its control. The Company's earnings were insufficient to cover fixed charges for the 53 weeks ended January 3, 1993 (on a pro forma basis giving effect to the PE Acquisition) and the fiscal years ended January 2, 1994 and December 31, 1995 by $7.3 million, $1.7 million and $6.4 million, respectively. On a pro forma basis after giving effect to the Recapitalization, earnings were insufficient to cover fixed charges by $4.9 million and $6.9 million for the year ended December 29, 1996 and the nine months ended September 29, 1996, respectively. However, based upon its current and anticipated level of operations, the Company believes that its cash flow from operations, together with amounts available under the CIT Credit Facility, should be adequate to meet its anticipated cash requirements for working capital, capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flows from operations in the future to service its indebtedness, it may be required to refinance all or a portion of its indebtedness, including the Notes, or to obtain additional financing or to dispose of material assets or discontinue certain of its operations. The CIT Credit Facility and the Indenture will restrict the Company's ability to sell assets and/or use the proceeds therefrom. There can be no assurance that any such refinancing or asset sales would be possible under the Company's debt instruments existing at such time, that the proceeds which the Company could realize from such refinancing or asset sales would be sufficient to meet the Company's obligations then due or that any additional financing could be obtained.

RESTRICTIVE COVENANTS AND ASSET ENCUMBRANCES

     The CIT Credit Facility and the Indenture contain numerous restrictive covenants which will limit the discretion of the Company's management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other restricted payments, to make investments, loans and guarantees and to sell or otherwise dispose of a substantial portion of assets to, or merge or consolidate with, another entity. The CIT Credit Facility also contains a number of financial covenants that require the Company to meet certain financial ratios and tests. A failure to comply with the obligations contained in the CIT Credit Facility or the Indenture, if not cured or waived, could permit acceleration of the related indebtedness and acceleration of indebtedness under other instruments that contain cross-acceleration or cross-default provisions. In addition, the obligations of the Company under the CIT Credit Facility are secured by the Company's trade accounts receivable, merchandise inventories and general intangible assets. In the case of an event of default under the CIT Credit Facility, the lenders thereunder would be entitled to exercise the remedies available to a secured lender under applicable law. Other indebtedness of the Company that may be incurred in the future may contain financial or other covenants more restrictive than those applicable to the CIT Credit Facility or the Notes. See "Description of the Notes -- Certain Covenants" and "Financing Arrangements."

EXPANSION PROGRAM

     The Company's continued growth is dependent to a significant degree upon its ability to open new stores on a profitable basis. During the fiscal year ended December 29, 1996, the Company opened a total of four new stores, which represented a reduction in its store growth from an average of 15 new stores per year during the four year period from 1992 through 1995. See "Business -- Expansion and Store Development." The Company intends to continue opening new stores and remodeling certain older, existing stores, including plans to open 14 new stores in 1997, at an aggregate cost, including working capital, of approximately $9.0 million. The Company has met its store opening plan for 1997 as of the date hereof.

     The Company's ability to expand will depend, in part, on business conditions and the availability of suitable sites, acceptable lease terms, qualified managers and sales associates, and sufficient capital. In addition, a decline in the Company's overall financial performance, increased rents or any other adverse effects arising from the commercial real estate market in the Company's markets may adversely impact the Company's current expansion plan. The Company expects that the net cash generated from operations, together with borrowings under the CIT Credit Facility to support working capital requirements, should enable the Company to finance the expenditures related to its planned expansion. There can be no assurance, however, that the Company will possess sufficient funds to finance the expenditures related to its planned expansion, that new stores can be opened on a timely basis, or that such new stores can be operated on a profitable basis, or that such expansion will be manageable. In the event net cash generated from operations together with working capital reserves and borrowings under the CIT Credit Facility are insufficient to finance the expenditures related to the Company's planned expansion, the Company may be required to reduce its expansion plans, which could have an adverse impact on the Company's financial condition and results of operations.

COMPETITION

     The sporting goods business and the retail environment are highly competitive, and the Company competes with national, regional and local sporting goods chains, large retailers, specialty stores and sporting goods superstores. Sporting goods retailers generally compete on the basis of store location and image, product selection, quality and price, and customer service. A number of the Company's competitors are larger and have greater resources than the Company. See "Business -- Industry and Competition."

ABSENCE OF PUBLIC MARKET

     There is no existing market for the New Notes and the Company does not intend to apply for the listing of the New Notes on any national securities exchange or for their quotation through the Nasdaq system. There can be no assurance as to the development of any market for any of the New Notes, or as to the liquidity of any market that may develop for the New Notes. The market for "high yield" securities such as the Notes is volatile and unpredictable, which may have an adverse effect on the liquidity of and prices for the Notes. The Notes could trade at prices that may be lower than their initial offering price as a result of many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. The Old Notes have not been registered under the Securities Act. Any Old Notes may only be offered or sold pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities

Act or pursuant to an effective registration statement. Accordingly, if any Old Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered Old Notes could be adversely affected.

REGIONAL MARKET CONCENTRATION

     The Company's stores are located in the Western United States. Accordingly, the Company is subject to regional risks, such as the economy, weather conditions, natural disasters and government regulations. If the region were to suffer an economic downturn or if other adverse regional events were to occur (e.g., the occurrence of an unusually high number of winter storms caused by the "El Nino" effect or otherwise), there could be an adverse impact on the Company's net sales and profitability and its ability to implement its planned expansion program. Several of the Company's competitors operate stores across the United States and thus are not as vulnerable as the Company to such regional risks. See "Business -- Industry and Competition."

FRAUDULENT TRANSFER CONSIDERATIONS

     The Company's and each Subsidiary Guarantor's incurrence of the obligations constituting the Notes and the Guarantees, respectively, could become subject to challenge under federal or state fraudulent transfer laws if a court were to determine that the Company or a Subsidiary Guarantor, as the case may be, (i) incurred such obligations with actual intent to hinder, defraud or delay present or future creditors, or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others; or (ii) received less than a reasonably equivalent value or fair consideration for the obligations incurred under the Old Notes or a Guarantee, as applicable, and, at the time of such incurrence, was rendered insolvent, was engaged in a business or transaction for which its remaining assets were unreasonably small, or intended to incur or believed or reasonably should have believed that it would incur debts beyond its ability to pay such debts as they became due.

     The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. Generally, however, an entity would be considered insolvent if the sum of its debts (including contingent and liquidated debts) is greater than the value of all of its property at a fair valuation or if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the Company would be insolvent upon the consummation of the Recapitalization or whether a Subsidiary Guarantor would be insolvent upon the incurrence of obligations under its Guarantee. The Company disclaims any intent to hinder, defraud or delay its creditors, or to prefer some creditors over others, and believes that the Old Notes were incurred for proper purposes and in good faith. The Company further does not believe that any of the other tests for fraudulent transfer were satisfied with respect to indebtedness incurred by the Company in connection with the Recapitalization, based in part on an opinion of a nationally recognized investment banking firm that specializes in solvency opinions delivered as a condition to the consummation of the offering of the Old Notes as to the Company's solvency upon consummation of the Recapitalization, as well as the adequacy of the Company's remaining assets, and its ability to pay its debts as they come due, after the Recapitalization. However, if a court were to determine that the Recapitalization or a Subsidiary Guarantor's incurrence of obligations under its Guarantee, as the case may be, did constitute a fraudulent transfer, the court could avoid the obligations represented by the Notes (or such Guarantee) or take other actions detrimental to the holders of such obligations (such as equitably subordinating the claims of such holders to the claims of other creditors of the Company or a Subsidiary Guarantor, as applicable). In such event, there could be no assurance that any repayment on the Notes would ever be recovered by the holders of the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a great extent on the management efforts of its officers and other key personnel and on its ability to retain the existing senior management in the future. The loss of the services of certain members of the existing senior management team could have a material adverse effect on the Company's business.

SEASONALITY

     The Company's business is seasonal in nature. As a result, the Company's results of operations are likely to vary during its fiscal year. Historically, the Company's revenues and income are highest during its fourth quarter, due to several factors. The fourth quarter contributed 26.7% in 1996 and 27.0% in 1995 of fiscal year net sales and 37.6% in 1996 and 42.8% in 1995 of fiscal year EBITDA. Any decrease in sales for such period could have a material adverse effect on the Company's business, financial condition and operating results for the entire fiscal year.

MARKET DATA

     The market survey referred to herein was conducted by an independent research group commissioned by the Company. The survey results may vary from other surveys due in part to the voluntary nature of the data gathering process. In addition, comparative information regarding the Company's competitors and other market data contained herein is based on estimates and the good faith belief of the Company's management. Accordingly, Holders of the Old Notes should not place undue emphasis on such survey, comparisons or other market data when considering whether to participate in the Exchange Offer.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of the Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless (i) to a person who the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, in a transaction meeting the requirements of Rule 144 under the Securities Act, outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act or in accordance with another exemption from the registration requirements of the Securities Act (based upon an opinion of counsel if the Company so requests), (ii) to the Company or (iii) pursuant to an effective registration statement, and in each case, in accordance with any applicable securities laws of any State of the United States or any other applicable jurisdiction. See "Risk Factors -- Absence of Public Market." The Company does not currently anticipate that it will register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by Holders thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder, other then a broker-dealer, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of such New Notes. However, the Commission has not considered the Exchange Offer in the context of a no-action letter request by the Company and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer.

                              THE RECAPITALIZATION

     Parent, Robert W. Miller, Steven G. Miller and Green Equity Investors, L.P. ("GEI") agreed to a Plan of Recapitalization and Stock Repurchase Agreement (the "Recapitalization Agreement"). The following transactions (collectively referred to as the "Recapitalization") were effected pursuant to the Recapitalization
Agreement: (i) the Company issued the Old Notes ($130.4 million gross proceeds);
(ii) the Company defeased and called for repayment on all of its outstanding
13 5/8% Senior Subordinated Notes due 2002 (the "Old Subordinated Notes"); (iii) Parent issued its Senior Discount Notes in an aggregate principal amount at maturity of $48.2 million maturing on November 30, 2008 (the "Parent Discount Notes") with a warrant to purchase approximately three percent of the Common Stock of Parent, par value $.01 per share (the "Common Stock") at a nominal exercise price (the "Warrant") (together, the "Parent Note Financing") ($24.5 million proceeds); (iv) Parent accelerated vesting of substantially all outstanding options and restricted stock held by management and employees of the Company; (v) Parent redeemed for cash its existing Series A 9% Cumulative Redeemable Preferred Stock (the "Parent Old Preferred") for approximately $21.9 million in the aggregate, including accrued dividends; (vi) Parent paid a cash distribution of $15 per share on its outstanding shares of Common Stock (approximately $63.2 million in the aggregate); (vii) Parent repurchased from Pacific Enterprises ("PE") its warrant respecting 397,644 shares of Common Stock and 16,667 shares of Parent Old Preferred (the "PE Warrant") and approximately 2,737,310 shares of Common Stock from the Selling Stockholders (of which GEI owned 86.8%) for an aggregate of $17.6 million in cash and $35.0 million of Parent Senior Exchangeable Preferred Stock (the "Parent New Preferred"); (viii) Parent sold additional Common Stock to middle and senior level management of the Company (approximately $2.3 million gross proceeds), increasing the beneficial ownership of management and employees (and members of their families) from 14.0% to 55.3% (in each instance on a fully diluted basis); and (ix) other transactions occurred, including a distribution from the Company to Parent, so that the above referenced transactions could be effected and the capital structure of the Company would be as set forth under "Capitalization." The Recapitalization will be accounted for as a recapitalization transaction for accounting purposes.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the Exchange Offer. In consideration for issuing the New Notes in exchange for Old Notes as described in this Prospectus, the Company will receive Old Notes in like principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and cancelled.

                               THE EXCHANGE OFFER

     The following discussion sets forth or summarizes the material terms of the Exchange Offer, including those set forth in the Letter of Transmittal distributed with this Prospectus. This summary is qualified in its entirety by reference to the full text of the documents underlying the Exchange Offer (including the Indenture and the Registration Rights Agreement), copies of which are filed as exhibits to the Registration Statement on Form S-4 of which this Prospectus is a part and are incorporated herein by reference.

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Old Notes were sold by the Company to the Initial Purchasers on November 13, 1997, and were subsequently resold to qualified institutional buyers pursuant to Rule 144A under the Securities Act and pursuant to offers and sales that occurred outside the United States within the meaning of Regulation S under the Securities Act. In connection with the offering of the Old Notes, the Company entered into the Registration Rights Agreement, which requires, among other things, that by January 12, 1998 the Company (i) file with the SEC a registration statement under the Securities Act with respect to an issue of new notes of the Company identical in all material respects (other than transfer restrictions, registration rights and the requirement, under certain circumstances, to pay liquidated damages) to the Old Notes (which obligation has been satisfied by the filing of the Registration Statement of which this Prospectus is a part), (ii) use its reasonable best efforts to cause such registration statement to become effective under the Securities Act and (iii) upon the effectiveness of that registration statement, offer to the Holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which would be issued without a restrictive legend and may be reoffered and resold by the Holder without restrictions or limitations under the Securities Act (other than any such Holder that is an "affiliate" of either Company within the meaning of Rule 405 under the Securities Act).

     Any Old Notes tendered and exchanged in the Exchange Offer will reduce the aggregate principal amount of Old Notes outstanding. Following the consummation of the Exchange Offer, Holders of the Old Notes who did not tender their Old Notes generally will not have any further registration rights under the Registration Rights Agreement, and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected. The Old Notes are currently eligible for sale pursuant to Rule 144A through the Portal System(SM) of the National Association of Securities Dealers, Inc. Because the Company anticipates that most Holders of Old Notes will elect to exchange such Old Notes for New Notes due to the absence of restrictions on the resale of New Notes under the Securities Act, the Company anticipates that the liquidity of the market for any Old Notes remaining after the consummation of the Exchange Offer may be substantially limited.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the New Notes are the same as the form and terms of the Old Notes except that (i) the New Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (ii) the holders of the New Notes generally will not be entitled to certain rights under the Registration Rights Agreement or with respect to liquidated damages, which rights generally will terminate upon consummation of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.

     Holders of Old Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC thereunder, including Rule 14e-1.

     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the New Notes from the Company.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
          , 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     To extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice, followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     The Company reserves the right, in its reasonable judgment, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "-- Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, the Company will extend the Exchange Offer for a period of five to ten business days if the Exchange Offer would otherwise expire during such five to ten business day period.

INTEREST ON NEW NOTES

     The New Notes will bear interest from their date of issuance. Interest will accrue on the Old Notes that are tendered in exchange for the New Notes through the issue date of the New Notes. Holders of Old Notes that are accepted for exchange will not receive interest that is accrued but unpaid on the Old Notes at the time of exchange, but such interest will be payable, together with interest on the New Notes, on the first Interest Payment Date after the Expiration Date. Interest on the New Notes will be payable semi-annually on each May 15 and November 15, commencing on May 15, 1998.

PROCEDURES FOR TENDERING

     Only a Holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes and any other required documents, to the Exchange Agent so as to be received by the Exchange Agent at the address set forth below prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Old Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date.

     By executing the Letter of Transmittal, each Holder will make to the Company the representation set forth below in the second paragraph under the heading "-- Resale of New Notes."

     The tender by a Holder and the acceptance thereof by the Company will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVER NIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. LETTERS OF TRANSMITTAL AND NOTES SHOULD NOT BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR

RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf.

     Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934 (as "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered Holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Old Notes with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Old Notes, none of the Company, the Exchange Agent or any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

Tender of Old Notes Held Through DTC

     The Exchange Agent and DTC have confirmed that the Exchange Offer is eligible for ATOP, the DTC Automated Tender Offer Program. Accordingly, DTC participants may, in lieu of physically completing and signing the applicable Letter of Transmittal and delivering it to the Exchange Agent, electronically transmit their acceptance of the Exchange Offer by causing DTC to transfer Old Notes to the Exchange Agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an Agent's Message to the Exchange Agent.

     The term "Agent's Message" means a message transmitted by DTC, received by the Exchange Agent and forming part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgement from a participant in DTC that is tendering Old Notes which are the subject of such Book

Entry Confirmation, that such participant has received and agrees to be bound by the terms of the applicable Letter of Transmittal (or, in the case of an Agent's Message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable Notice of Guaranteed Delivery), and that the Company may enforce such agreement against such participant.

Book Entry Delivery Procedures

     Within two business days after the date hereof, the Exchange Agent will establish accounts with the respect to the Securities at DTC, the Midwest Securities Transfer Company ("MSTC") and the Philadelphia Depositary Trust Company ("Philadep") (each a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") for purposes of the Exchange Offer. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities systems may make book-entry delivery of the Old Notes by causing DTC, MSTC or Philadep to transfer such Old Notes into the Exchange Agent's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. Timely book-entry delivery of Old Notes pursuant to the Exchange Offer, however, requires receipt of a Book-Entry Confirmation prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees and any other required documents, or an Agent's Message in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the Exchange Agent at its address set forth on the back cover page of this Prospectus prior to the Expiration Date to receive New Notes for tendered Old Notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the Exchange Agent. Delivery of documents to a Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC) and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWALS OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at the address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"),
(ii) identify the Old Notes to be withdrawn (including the certificate number(s) and principal amount of such Old Notes, or, in the case of notes transferred by book-entry transfer, the name and number of the account at DTC to be credited),
(iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time or receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or to exchange New Notes for any Old Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

          (a) in the opinion of counsel to the Company, the Exchange Offer or any part thereof contemplated herein violates any applicable law, policy or interpretation of the staff of the SEC;

          (b) any action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development shall have occurred in any such existing action or proceeding with respect to the Company;

          (c) any cessation of trading on The Nasdaq Stock Exchange, Inc. or any exchange, or any banking moratorium, shall have occurred, as a result of which the Company is unable to proceed with the Exchange Offer; or

          (d) a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the Registration Statement of which this Prospectus is a part or proceedings shall have been initiated or, to the knowledge of the Company, threatened for that purpose.

     If the Company determines in its reasonable judgment that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Old Notes (see "-- Withdrawals of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, the Company will extend the Exchange Offer for a period of five to ten business days if the Exchange Offer would otherwise expire during such five to ten business-day period.

EXCHANGE AGENT

     First Trust National Association will act as Exchange Agent for the Exchange Offer with respect to the Old Notes.

     Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal for the Old Notes and requests for copies of Notice of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

By Mail:                                          By Hand:
First Trust National Association                  First Trust National Association
180 East Fifth Street                             180 East Fifth Street
St. Paul, Minnesota 55101                         4th Floor Bond Drop Window
Attention: Specialized Finance Department         St. Paul, Minnesota 55101
                                                  Attention: Specialized Finance Department
By Facsimile:
(612) 244-1537                                    or

CONFIRM BY TELEPHONE:                             First Trust New York
                                                  100 Wall Street
(612) 244-1197                                    20th Floor
                                                  New York, New York 10005

FEES AND EXPENSES

     The expenses of soliciting Old Notes for exchange will be borne by the Company. The principal solicitation is being made by mail by the Exchange Agent which will be paid a reasonable and customary fee for its solicitation services. However, additional solicitation may be made by telephone, facsimile or in person by officers and regular employees of the Company and its affiliates and by persons so engaged by the Exchange Agent.

     The Company will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including fees and expenses of the Trustee, filing fees, blue sky fees and printing and distribution expenses.

     The Company will pay all transfer taxes, if any, applicable to the exchange of the Old Notes pursuant to the Exchange Offer. If, however, certificates representing the New Notes or the Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of the Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Old Notes, which is the aggregate principal amount of the Old Notes, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the Exchange Offer. The expenses of the Exchange Offer will be amortized over the term of the New Notes.

RESALE OF NEW NOTES

     Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any Holder of such New Notes (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of such New Notes. Any Holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes, or any broker-dealer who purchased Old Notes from the Company may not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley & Co., Incorporated (available June 5, 1991), or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders' information required by Item 507 of Regulation S-K of the Securities Act. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

     By tendering in the Exchange Offer, each Holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the registered Holder, (ii) neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes and (iii) the Holder and such other person acknowledge that if they participate in the Exchange Offer for the purpose of distributing the New Notes
(a) they must, in the absence of an exemption therefrom, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes and cannot rely on the no-action letters referenced above and (b) failure to comply with such requirements in such instance could result in such Holder or such other person incurring liability under the Securities Act for which such Holder or such other person is not indemnified by the Company. Further, by tendering in the Exchange Offer, each Holder and such other person that may be deemed an "affiliate" (as defined under Rule 405 of the Securities Act) of the Company will represent to the Company that such Holder and such other person understand and acknowledge that the New Notes may not be offered for resale, resold or otherwise transferred by that Holder or such other person without registration under the Securities Act or an exemption therefrom.

CONSEQUENCES OF FAILURE TO EXCHANGE

     As a result of the making of this Exchange Offer, the Company will have fulfilled certain of their obligations under the Registration Rights Agreement, and Holders of Old Notes who do not tender their Notes will not have any further registration rights under the Registration Rights Agreement or otherwise or rights to receive liquidated damages for failure to register. If (i) prior to the consummation of the Exchange Offer, any change in law or in applicable interpretations of the staff of the SEC do not permit the Company to effect the Exchange Offer or (ii) for any other reason the Exchange Offer is not consummated by May 12, 1998, then the Company is required to file with the SEC a shelf registration statement to cover resales of the Old Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with such shelf registration statement. Accordingly, any Holder of Old Notes that does not exchange that Holder's Old Notes for New Notes will continue to hold the untendered Old Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indenture, except to the extent that such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer.

     The Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to a person who the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, in a transaction meeting the requirements of Rule 144 under the Securities Act, outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act or in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (ii) to the Company or
(iii) pursuant to an effective registration statement, and, in each case, in accordance with any applicable securities laws of any State of the United States or any other applicable jurisdiction. See "Risk Factors -- Restrictions on Transfer."

OTHER

     Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

     The Company may in the future seek to acquire untendered Old Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plans to acquire any Old Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any untendered Old Notes.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following sets forth a summary of the material anticipated federal income tax consequences expected to result to holders from the Exchange Offer and from the purchase, ownership and disposition of the New Notes. The following summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice. Holders should note that this summary is not binding on the Internal Revenue Service (the "Service") and there can be no assurance that the Service will take a similar view with respect to the tax consequences described below. No ruling has been or will be requested by the Company from the Service on any tax matters relating to the Exchange Offer or the New Notes. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

     The following summary is for general information only. The tax treatment of a holder of the New Notes may vary depending upon such holder's particular situation. Certain holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. EACH HOLDER OF OLD NOTES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING, EXCHANGING AND DISPOSING OF THE NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS.

EXCHANGE OF OLD NOTES FOR NEW NOTES

     The exchange of the New Notes for the Old Notes pursuant to the Exchange Offer should not be taxable to the Holders thereof for federal income tax purposes. An exchanging Holder should continue such Holder's holding period and basis in the New Notes as if no exchange had occurred.

ORIGINAL ISSUE DISCOUNT AND STATED INTEREST

     The New Notes will be issued without original issue discount. Stated interest on the Old and New Notes will be includable in the holder's income under such holder's method of accounting.

BOND PREMIUM ON THE NEW NOTES

     If the New Notes are purchased, or if the Old Notes were purchased, for an amount in excess of the amount payable at the maturity date (or a call date, if appropriate) of the New Notes, such excess will be deductible by the holder of the New Notes as amortizable bond premium over the term of the New Notes (taking into account earlier call dates, as appropriate), under a yield-to-maturity formula, only if an election by the holder under Section 171 of the Code is made or is already in effect. An election under Section 171 is available only if the New Notes are held as capital assets. This election is revocable only with the consent of the Service and applies to all obligations owned or subsequently acquired by the holder. To the extent the excess is deducted as amortizable bond premium, the holder's adjusted tax basis in the New Notes will be reduced. Except as may otherwise be provided in Treasury regulations, under the Code the amortizable bond premium will be treated as an offset to interest income on the New Notes rather than as a separate deduction item.

MARKET DISCOUNT ON THE NEW NOTES

     Holders of the New Notes should be aware that a disposition of the New Notes may be affected by the market discount provisions of Sections 1276-1278 of the Code. These rules generally provide that if a holder acquired the Old Notes or acquires the New Notes (other than in an original issue, which may not include the issuance of the New Notes pursuant to the Exchange Offer) at a market discount which equals or exceeds 1/4 of 1% of the stated redemption price of the New Notes at a maturity multiplied by the number of remaining complete years to maturity and thereafter recognizes gain upon a disposition (or makes a gift) of the New Notes, the lesser of (i) such gain (or appreciation, in the case of a gift) or (ii) the portion of the market discount which accrued while the Old Notes or New Notes were held by such holder will be treated as ordinary income at the time of the disposition (or gift). For these purposes, market discount means the excess (if any) of the stated redemption price at maturity over the basis of such Old Notes or New Notes immediately after their acquisition by the holder. A holder of the New Notes may elect to include any market discount (whether accrued under the Old Notes or the New Notes) in income currently rather than upon disposition of the New Notes. This election once made applies to all market discount obligations acquired on or after the first taxable year to which the election applies, and may not be revoked without the consent of the Service.

     A holder of any New Note who acquired the Old Note or New Note at a market discount generally will be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry such Old Note or New Note until the market discount is recognized upon a subsequent disposition of such New Note. Such a deferral is not required, however, if the holder elects to include accrued market discount in income currently.

REDEMPTION OR SALE OF THE NEW NOTES

     Generally, any redemption or sale of the New Notes by a holder would result in taxable gain or loss equal to the difference between the amount of cash and the fair market value of property received (except to the extent that such cash or property received is attributable to accrued, but previously untaxed, interest) and the holder's tax basis in the New Notes. The tax basis of a holder of the New Notes will generally be equal to the price paid for such New Notes or the Old Notes exchanged therefor, plus any accrued market discount on the New Notes (and the Old Notes exchanged therefor) included in the holder's income prior to sale or redemption of the New Notes, or reduced by any amortizable bond premium applied against the holder's income prior to sale or redemption of the New Notes. Such gain or loss generally would be long-term capital gain or loss if the holding period exceeded one year and the holder holds the New Notes as capital assets (with the applicable tax rates for an individual taxpayer having such long-term capital gain generally depending on whether or not the taxpayer's holding period exceeds eighteen months), except to the extent such gain constitutes accrued market discount.

BACKUP WITHHOLDING AND REPORTING

     A holder of the New Notes may be subject to backup withholding at a rate of 31% with respect to interest paid or accrued on, and gross proceeds of a sale of, the New Notes unless (i) such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or
(ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of the New Notes who does not provide the Company with such holder's correct taxpayer identification number may be subject to penalties imposed by the Service.

     The Company will report to the holders of the New Notes and to the Service the amount of any "reportable payments" and any amount withheld with respect to the Old Notes and New Notes during the calendar year.

     THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER OF THE OLD NOTES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NEW NOTES INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Company as of September 28, 1997 and the capitalization of the Company at that date after giving pro forma effect to the Recapitalization. This table should be read in conjunction with "Unaudited Pro Forma Condensed Financial Data" and the financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                         AS OF SEPTEMBER 28, 1997
                                                                 -----------------------------------------
                                                                                 PRO FORMA
                                                                 HISTORICAL     ADJUSTMENTS      PRO FORMA
                                                                 ----------     ------------     ---------
                                                                          (DOLLARS IN THOUSANDS)
LONG-TERM DEBT:
  CIT Credit Facility..........................................   $  50,776       $ (5,006)      $  45,770
  Senior Notes.................................................          --        130,409         130,409
  Old Notes....................................................      36,450        (36,450)             --
                                                                   --------       --------        --------
          Total long-term debt.................................      87,226         88,953         176,179
                                                                   --------       --------        --------
STOCKHOLDER'S EQUITY...........................................      40,369        (84,291)        (43,922)
                                                                   --------       --------        --------
          Total capitalization.................................   $ 127,595       $  4,662       $ 132,257
                                                                   ========       ========        ========

                  UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

     The following unaudited pro forma condensed financial data have been prepared by the Company's management from audited and unaudited financial statements and the notes thereto of United Merchandising Corp. (which was reincorporated in Delaware as Big 5 Corp. in connection with the Recapitalization) included elsewhere in this Prospectus. As used herein, with respect to the unaudited historical and pro forma condensed financial data, the Company means United Merchandising Corp. The Unaudited Pro Forma Condensed Statements of Operations for the twelve months ended September 28, 1997, the fiscal year ended December 29, 1996, the nine months ended September 28, 1997 and the nine months ended September 29, 1996, reflect adjustments as if the Recapitalization had been consummated and were effective as of the first day of each such period. The financial effects of the Recapitalization as presented in the unaudited pro forma condensed financial data are not necessarily indicative of either the Company's financial position or the results of its operations which would have been obtained had the Recapitalization actually occurred on the dates described above nor are they indicative of the results of future operations. The Unaudited Pro Forma Condensed Financial Data should be read in conjunction with the notes thereto, which are an integral part thereof, the financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

             UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

                     TWELVE MONTHS ENDED SEPTEMBER 28, 1997

                                                                                 PRO FORMA
                                                                 HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                                 ----------     -----------     ---------
                                                                          (DOLLARS IN THOUSANDS)
Net sales......................................................   $ 432,086                     $ 432,086
Cost of goods sold, buying and occupancy.......................     292,371                       292,371
                                                                   --------                      --------
               Gross profit....................................     139,715                       139,715

Operating expenses:
     Selling and administrative................................     107,005          (234)(a)     106,771
     Depreciation and amortization.............................       8,556                         8,556
                                                                   --------       -------        --------
               Total operating expenses........................     115,561          (234)        115,327
                                                                   --------       -------        --------
               Operating income................................      24,154           234          24,388
Interest expense...............................................      10,806         9,130(b)       19,936
                                                                   --------       -------        --------
     Income before income taxes and extraordinary loss.........      13,348        (8,896)          4,452
Income taxes...................................................       1,378        (1,378)(c)          --
                                                                   --------       -------        --------
     Income before extraordinary loss..........................      11,970        (7,518)          4,452
Income tax benefit from early extinguishment of debt...........         937                           937
                                                                   --------       -------        --------
               Net income......................................   $  12,907        (7,518)      $   5,389
                                                                   ========       =======        ========
EBITDA.........................................................   $  32,710           234       $  32,944
Ratio of earnings to fixed charges(d)..........................         1.7x                          1.1x

                          YEAR ENDED DECEMBER 29, 1996

                                                                                 PRO FORMA
                                                                 HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                                 ----------     -----------     ---------
                                                                          (DOLLARS IN THOUSANDS)
Net sales......................................................   $ 404,265                     $ 404,265
Cost of goods sold, buying and occupancy.......................     277,116                       277,116
                                                                   --------                      --------
               Gross profit....................................     127,149                       127,149

Operating expenses:
     Selling and administrative................................     101,053          (234)(a)     100,819
     Depreciation and amortization.............................       9,578                         9,578
                                                                   --------       -------        --------
               Total operating expenses........................     110,631          (234)        110,397
                                                                   --------       -------        --------
               Operating income................................      16,518           234          16,752
Interest expense...............................................      11,482         9,090(b)       20,572
                                                                   --------       -------        --------
     Income before income taxes and extraordinary loss.........       5,036        (8,856)         (3,820)
Income taxes...................................................         970          (970)(c)          --
                                                                   --------       -------        --------
     Income before extraordinary loss..........................       4,066        (7,886)         (3,820)
Extraordinary loss from early extinguishment of debt net of
  income taxes.................................................      (1,285)                       (1,285)
                                                                   --------       -------        --------
               Net income......................................   $   2,781        (7,886)      $  (5,105)
                                                                   ========       =======        ========
EBITDA.........................................................   $  26,096           234       $  26,330
Ratio of earnings to fixed charges(d)..........................         1.2x                           --

   See accompanying notes to the unaudited pro forma condensed statements of operations.

                      NINE MONTHS ENDED SEPTEMBER 28, 1997

                                                                                 PRO FORMA
                                                                 HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                                 ----------     -----------     ---------
                                                                          (DOLLARS IN THOUSANDS)
Net sales......................................................   $ 324,177                     $ 324,177
Cost of goods sold, buying and occupancy.......................     218,675                       218,675
                                                                   --------                      --------
               Gross profit....................................     105,502                       105,502

Operating expenses:
     Selling and administrative................................      82,603          (175)(a)      82,428
     Depreciation and amortization.............................       6,087                         6,087
                                                                   --------       -------        --------
               Total operating expenses........................      88,690          (175)         88,515
                                                                   --------       -------        --------
               Operating income................................      16,812           175          16,987
Interest expense...............................................       7,913         6,859(b)       14,772
                                                                   --------       -------        --------
     Income before income taxes and extraordinary loss.........       8,899        (6,684)          2,215
Income taxes...................................................         408          (408)(c)          --
                                                                   --------       -------        --------
     Income before extraordinary loss..........................       8,491        (6,276)          2,215
Extraordinary loss from early extinguishment of debt net of
  income taxes ................................................          --                            --
                                                                   --------       -------        --------
               Net income......................................   $   8,491        (6,276)      $   2,215
                                                                   ========       =======        ========
EBITDA.........................................................   $  22,899           175       $  23,074
Ratio of earnings to fixed charges(d)..........................         1.6x                          1.1x

                      NINE MONTHS ENDED SEPTEMBER 29, 1996

                                                                                 PRO FORMA
                                                                 HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                                 ----------     -----------     ---------
                                                                          (DOLLARS IN THOUSANDS)
Net sales......................................................   $ 296,356                     $ 296,356
Cost of goods sold, buying and occupancy.......................     203,420                       203,420
                                                                   --------                      --------
               Gross profit....................................      92,936                        92,936

Operating expenses:
     Selling and administrative................................      76,651          (175)(a)      76,476
     Depreciation and amortization.............................       7,109                         7,109
                                                                   --------       -------        --------
               Total operating expenses........................      83,760          (175)         83,585
                                                                   --------       -------        --------
               Operating income................................       9,176           175           9,351
Interest expense...............................................       8,589         6,818(b)       15,407
                                                                   --------       -------        --------
     Income before income taxes and extraordinary loss.........         587        (6,643)         (6,056)
Income taxes...................................................          --            --(c)           --
                                                                   --------       -------        --------
     Income before extraordinary loss..........................         587        (6,643)         (6,056)
Extraordinary loss from early extinguishment of debt net of
  income taxes ................................................      (2,222)                       (2,222)
                                                                   --------       -------        --------
               Net income......................................   $  (1,635)       (6,643)      $  (8,278)
                                                                   ========       =======        ========
EBITDA.........................................................   $  16,285           175       $  16,460
Ratio of earnings to fixed charges(d)..........................         1.0x                           --

   See accompanying notes to the unaudited pro forma condensed statements of operations.

        NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

(a) Represents a reduction in a management fee historically paid to LGA (as defined).

                                                 YEAR ENDED          NINE MONTHS ENDED        LTM ENDED
                                                -------------     -----------------------     ---------
                                                DECEMBER 29,      SEPTEMBER     SEPTEMBER     SEPTEMBER
                                                    1996            1996          1997          1997
                                                -------------     ---------     ---------     ---------
    Historical management fee.................     $  (567)        $  (425)      $  (425)      $  (567)
    New management fee........................         333             250           250           333
                                                   -------          ------        ------        ------
      Management fee adjustment...............     $  (234)        $  (175)      $  (175)      $  (234)
                                                   =======          ======        ======        ======

(b) The interest expense adjustment is as follows:

                                                 YEAR ENDED          NINE MONTHS ENDED        LTM ENDED
                                                -------------     -----------------------     ---------
                                                DECEMBER 29,      SEPTEMBER     SEPTEMBER     SEPTEMBER
                                                    1996            1996          1997          1997
                                                -------------     ---------     ---------     ---------
    New interest on Notes and CIT Credit
      Facility................................     $19,142         $14,324       $13,707       $18,526
    Other.....................................         776             584           612           802
                                                   -------          ------        ------        ------
              Total...........................      19,918          14,908        14,319        19,328
    Less: amounts in historical statements of
      operations..............................      10,828           8,090         7,460        10,198
                                                   -------          ------        ------        ------
    Adjustment to interest expense............     $ 9,090         $ 6,818       $ 6,859       $ 9,130
                                                   =======          ======        ======        ======

(c) Tax benefit arising from additional interest.

(d) For the purpose of calculating the ratio of earnings to fixed charges, earnings represents income before provisions for income taxes and fixed charges. Fixed charges consist of interest expense, amortization of debt financing costs, and one-third of lease expense, which management believes is representative of the interest component of lease expense. On a pro forma basis, earnings were insufficient to cover fixed charges by $4,918 and $6,870 for the year ended December 29, 1996 and the nine months ended September 29, 1996, respectively.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                            AS OF SEPTEMBER 28, 1997

                                                                                 PRO FORMA        PRO
                                                                 HISTORICAL     ADJUSTMENTS      FORMA
                                                                 ----------     -----------     --------
                                                                         (DOLLARS IN THOUSANDS)
ASSETS
Current assets:
     Cash and cash equivalents:................................   $     416                     $    416
     Trade & other receivables, net of allowance for doubtful
       accounts................................................       2,232                        2,232
     Merchandise inventories...................................     146,513                      146,513
     Prepaid expenses..........................................         865                          865
                                                                   --------                     --------
               Total current assets............................     150,026                      150,026
                                                                   --------                     --------
Property and equipment:
     Land......................................................         186                          186
     Building, improvements, furniture and equipment...........      47,064                       47,064
     Less accumulated depreciation and amortization............     (20,487)                     (20,487)
                                                                   --------                     --------
               Net property and equipment......................      26,763                       26,763
                                                                   --------                     --------
Deferred income taxes, net.....................................       4,995                        4,995
Leasehold interest, net of amortization........................      15,051                       15,051
Other assets, at cost, less accumulated amortization...........       1,539          4,662(a)      6,201
Excess of cost over net assets acquired, less accumulated
  amortization.................................................       5,482                        5,482
                                                                   --------       --------      --------
               Total assets....................................   $ 203,856      $   4,662      $208,518
                                                                   ========       ========      ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
     Accounts payable..........................................   $  44,453                     $ 44,453
     Accrued expenses..........................................      26,015                       26,015
                                                                   --------                     --------
               Total current liabilities.......................      70,468                       70,468
Deferred rent..................................................       5,793                        5,793
Long-term debt.................................................      87,226         88,953(b)    176,179
                                                                   --------       --------      --------
               Total liabilities...............................     163,487         88,953       252,440
                                                                   --------       --------      --------
Commitments and contingencies
Stockholder's equity...........................................      40,369        (84,291)(c)   (43,922)
                                                                   --------       --------      --------
               Total liabilities and stockholder's equity......   $ 203,856      $   4,662      $208,518
                                                                   ========       ========      ========

     See accompanying notes to unaudited pro forma condensed balance sheet.

              NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

(a) Represents financing costs associated with the offering of the Notes and the write-off of $588 of deferred financing fees associated with the Old Notes.

(b) Represents the issuance of Notes for $131,000, less unamortized discount of $591, partial repayment of the CIT Credit Facility and repayment of Old Notes.

(c) Represents the net change in stockholder's equity as a result of the Recapitalization:

            Cash dividend to Parent........................................   $ 81,575
            Premium on repayment of Old Notes..............................      2,128
            Write-off of deferred financing fees on Old Notes..............        588
                                                                               -------
                                                                              $ 84,291
                                                                               =======

                       SELECTED HISTORICAL FINANCIAL DATA

     The following selected historical financial data have been prepared by the Company's management from the audited and unaudited financial statements and the notes thereto of United Merchandising Corp. (which was reincorporated in Delaware as Big 5 Corp. in connection with the Recapitalization) included elsewhere in this Prospectus. As used herein, with respect to the selected historical financial data, the Company means United Merchandising Corp. The historical financial statements of the Company for the fiscal years 1993, 1994, 1995 and 1996 and as of the end of each such fiscal year have been audited. The historical financial statements of the Company for pro forma 1992 and the nine month periods of 1996 and 1997 and as of the end of each such period are unaudited. The results for the interim period are not necessarily indicative of the results for the full fiscal year. The selected historical financial data should be read in conjunction with, and are qualified in their entirety by, "Unaudited Pro Forma Condensed Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                 FISCAL YEAR(a)
                                            ---------------------------------------------------------     NINE MONTHS(a)
                                            PRO FORMA                                                   -------------------
                                              1992          1993         1994       1995       1996       1996       1997
                                            ---------     --------     --------   --------   --------   --------   --------
                                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales.................................  $312,415      $321,933     $364,109   $370,126   $404,265   $296,356   $324,177
Cost of goods sold, buying and
  occupancy...............................   221,795       224,094      244,777    256,583    277,116    203,420    218,675
                                            --------      --------     --------   --------   --------   --------   --------
  Gross profit............................    90,620 (b)(c)   97,839(d)  119,332   113,543    127,149     92,936    105,502
Operating expenses:
  Selling and administrative..............    80,076        80,076       92,238     95,158    101,053     76,651     82,603
  Depreciation and amortization...........     6,317 (e)     6,999        9,180     11,991      9,578      7,109      6,087
                                            --------      --------     --------   --------   --------   --------   --------
Total operating expenses..................    86,393        87,075      101,418    107,149    110,631     83,760     88,690
                                            --------      --------     --------   --------   --------   --------   --------
Operating income..........................     4,227        10,764       17,914      6,394     16,518      9,176     16,812
Interest expense..........................    10,872 (f)    11,793       11,712     12,347     11,482      8,589      7,913
                                            --------      --------     --------   --------   --------   --------   --------
Income (loss) before income taxes and
  extraordinary loss......................    (6,645)       (1,029)       6,202     (5,953)     5,036        587      8,899
Income taxes..............................        --            --        1,903        368        970         --        408
                                            --------      --------     --------   --------   --------   --------   --------
Income (loss) before extraordinary loss...    (6,645)       (1,029)       4,299     (6,321)     4,066        587      8,491
Extraordinary loss from early
  extinguishment of debt, net of income
  taxes...................................        --            --       (2,855)        --     (1,285)    (2,222)        --
                                            --------      --------     --------   --------   --------   --------   --------
Net income (loss).........................  $ (6,645)     $ (1,029)    $  1,444   $ (6,321)  $  2,781   $ (1,635)  $  8,491
                                            ========      ========     ========   ========   ========   ========   ========

OTHER DATA:
EBITDA....................................  $ 24,836      $ 24,094     $ 27,094   $ 18,385   $ 26,096   $ 16,285   $ 22,899
EBITDA margin.............................       8.0 %         7.5%         7.4%       5.0%       6.5%       5.5%       7.1%
Cash flow provided by (used in) operating
  activities..............................    24,397         6,227       14,647     (3,824)    19,798      7,527     (1,953)
Cash flows provided by (used in) investing
  activities..............................  (152,020)       (6,714)      (9,342)    (7,374)     1,539      3,435     (3,227)
Cash flows provided by (used in) financing
  activities..............................   135,932        (4,974)      (4,937)     6,728    (19,738)   (10,770)       799
Capital expenditures......................  $  8,676      $  6,010     $  9,153   $  6,822   $  3,453   $  1,555   $  3,227
Ratio of earnings to fixed charges(g).....        --            --          1.3x        --        1.2x       1.0x       1.6x

OPERATING DATA:
Comparable store sales
  increase/(decrease)(h)..................       1.2 %        (4.0)%        5.7%      (4.9)%      3.7%       2.4%       7.1%
End of period stores......................       147           162          175        192        196        193        202
Inventory turns(i)........................       2.0 x         1.8x         1.9x       1.8x       2.2x       2.1x       2.2x

BALANCE SHEET DATA END OF PERIOD:
Net working capital(j)....................  $ 71,799      $ 67,278     $ 69,064   $ 74,994   $ 70,428   $ 75,045   $ 79,558
Total assets..............................   202,330       214,291      227,707    207,119    197,869    195,315    203,856
Total debt................................   104,000        99,000       96,450    103,594     86,450     95,418     87,226
Stockholder's equity......................    34,790        33,787       35,395     29,074     31,855     27,439     40,369

(Notes to table on previous page)

------------------------------

(a) The Company's fiscal year is a 52 or 53 week year ending on the Sunday closest to the calendar year end. All fiscal years presented consist of 52 weeks except for Fiscal 1992, which consisted of 53 weeks. The nine month period of 1996 was a 39 week period that ended on September 29, 1996 and the nine month period of 1997 was a 39 week period that ended on September 28, 1997. The financial information for Pro Forma 1992 are unaudited and combine the results of operations of the Company prior to the PE Acquisition for the 39 weeks ended September 25, 1992 and the results of operations of the Company for the 14 weeks ended January 3, 1993 and gives effect to the PE Acquisition as though it occurred at the beginning of Fiscal 1992. The unaudited pro forma information for Pro Forma 1992 does not purport to represent the results that actually would have occurred if such transactions had in fact occurred on such date.

(b) The Company prior to the PE Acquisition recorded inventory on a LIFO basis. In connection with the PE Acquisition, the Company adopted the FIFO method for recording inventory. As a result, Pro Forma 1992 is revised to reflect the FIFO method as of the beginning of the year.

(c) Includes $11,080 decrease related to purchase accounting inventory revaluation.

(d) Includes $6,332 decrease related to purchase accounting inventory revaluation.

(e) Includes $3,828 increase in depreciation and amortization expense due to purchase accounting revaluation of assets.

(f) Includes (i) $11,291 net increase in interest expense on debt arising from the PE Acquisition, and (ii) $640 increase in amortization of financing fees.

(g) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" represents income before provisions for income taxes and fixed charges. "Fixed charges" consist of interest expense, amortization of debt financing costs, and one third of lease expense, which management believes is representative of the interest component of lease expense. Earnings were insufficient to cover fixed charges by approximately $7,284, $1,668 and $6,383 for fiscal years 1992, 1993 and 1995, respectively.

(h) Comparable store sales data for a period reflect stores open throughout that period and the corresponding period of the prior fiscal year.

(i) Inventory turns equal fiscal year or latest twelve month cost of goods sold, buying and occupancy costs divided by 4 quarter average FIFO inventory balances adjusted to exclude the uniform capitalization adjustment to inventory balances.

(j) Net working capital is defined as current assets less current liabilities excluding current maturities of long-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with "Unaudited Condensed Pro Forma Financial Data" and the historical financial statements of United Merchandising Corp. (reincorporated in Delaware as the Company) and the related notes thereto included elsewhere in this Prospectus. The Company's fiscal year ends on the Sunday closest to December 31. Accordingly, fiscal years 1994, 1995, and 1996 ended on January 1, 1995, December 31, 1995 and December 29, 1996, respectively. Certain information in this Management's Discussion and Analysis section includes forward-looking statements. Such forward-looking statements relate to the Company's financial condition, results of operations, expansion plans, and business. Actual results could differ materially from the forward-looking statements due to, among other things, the risks and uncertainties noted under the heading "Disclosure Regarding Forward-Looking Statements" on page ii and "Risk Factors" in this Prospectus.

RESULTS OF OPERATIONS

     The table below sets forth certain statement of operations components as a percentage of net sales.

                                                             FISCAL YEAR              NINE MONTHS
                                                      -------------------------     ---------------
                                                      1994      1995      1996      1996      1997
                                                      -----     -----     -----     -----     -----
    STATEMENT OF OPERATIONS DATA:
    Net sales.......................................  100.0%    100.0%    100.0%    100.0%    100.0%
    Gross profit....................................   32.8%     30.6%     31.5%     31.4%     32.5%
    Selling and administrative expenses.............   25.4%     25.7%     25.0%     25.9%     25.5%
    Depreciation and amortization...................    2.5%      3.2%      2.4%      2.4%      1.8%
    Operating income................................    4.9%      1.7%      4.1%      3.1%      5.2%
    EBITDA..........................................    7.4%      5.0%      6.5%      5.5%      7.1%

NINE MONTHS ENDED SEPTEMBER 28, 1997 VERSUS NINE MONTHS ENDED SEPTEMBER 29, 1996

     Net Sales. Net sales increased 9.4% (or $27.8 million) from $296.4 million for the nine months ended September 29, 1996 to $324.2 million for the nine months ended September 28, 1997. Same store sales increased 7.1% compared with the same period last year, reflecting improved economic conditions in the regions in which the Company operates, together with continuing refinements in advertising and merchandising programs partially resulting from improved utilization of the management tools derived from the Company's information systems. Sales attributable to an increase in store count from 193 at September 29, 1996 to 202 at September 28, 1997 constituted the remainder of the 9.4% sales increase for the nine month period.

     Gross Profit. Gross profit increased 13.6% (or $12.6 million) from $92.9 million for the nine months ended September 29, 1996 to $105.5 million for the nine months ended September 28, 1997, reflecting increased sales (as discussed above) and improved gross profit margin. Gross profit margin increased from 31.4% for the nine month period ended September 29, 1996 to 32.5% for the comparable nine month period this year. The improvement is a result of positive comparisons of gross profit margins in the majority of the Company's product categories and improved store inventory shrink results, both of which were aided by the Company's enhanced information systems.

     Operating Expenses. Selling and administrative expenses increased 7.7% (or $5.9 million) from $76.7 million for the nine months ended September 29, 1996 to $82.6 million for the nine months ended September 28, 1997. As a percentage of sales, selling and administrative expenses decreased from 25.9% for the 1996 period to 25.5% of sales in the 1997 period, reflecting management's continued focus on controlling expenses and its leveraging of fixed costs due to increased sales.

     Depreciation and amortization decreased 14.1% (or $1.0 million) from $7.1 million for the prior year period to $6.1 million for the nine months ended September 28, 1997. The decrease reflected primarily a reduction in leasehold improvements amortization resulting from the sale/leaseback of the Company's

Fontana distribution center in the prior year and an increase in the amortization term of the Company's leasehold interests.

     Interest Expense. Interest expense decreased 8.1% (or $0.7 million) from $8.6 million for the prior year period to $7.9 million for the nine months ended September 28, 1997. This decrease reflected lower average borrowing levels on the Company's revolving credit facility during the current year period resulting from improved earnings and a continued focus on managing inventory levels. The Company's revolving debt balance was $50.8 million at September 28, 1997 versus a balance of $59.0 million at September 29, 1996. The decrease also reflected a
 .75% reduction in the rate of interest payable on revolving debt balances resulting from an amendment to the Company's revolving credit facility effective August 11, 1997.

     Income Taxes. The Company recorded an income tax provision against operations of $0.4 million for the nine months ended September 28, 1997 versus no tax provision for the same period last year.

     Extraordinary Loss from Early Extinguishment of Debt. During the nine months ended September 29, 1996, the Company refinanced its indebtedness under a prior credit facility with borrowings under a new facility with the CIT Group/Business Credit, Inc. ("CIT"). In connection with the refinancing, the Company accelerated amortization of $1.0 million of certain fees and paid $1.2 million in prepayment premiums and other fees. Accordingly, a charge of $2.2 million was recorded as an extraordinary loss for the nine months ended September 29, 1996. No such event occurred during the nine month period this year.

     Net Income (Loss). Net income for the nine months ended September 28, 1997 increased $10.1 million from a net loss of $1.6 million for the nine months ended September 29, 1996 to a net income of $8.5 million for the nine months ended September 28, 1997. This improvement reflects the positive sales and gross profit results achieved during the nine months ended September 28, 1997.

     EBITDA. EBITDA increased 40.5% (or $6.6 million) from $16.3 million for the nine months ended September 29, 1996 to $22.9 million for the nine months ended September 28, 1997. Increased same store sales, gross margin and operating efficiencies were the primary factors contributing to the significant improvement.

  FISCAL YEAR 1996 VERSUS FISCAL YEAR 1995

     Net Sales. Net sales increased 9.2% (or $34.2 million) from $370.1 million in Fiscal 1995 to $404.3 million in Fiscal 1996, while the number of stores increased by four (or 2.1%) from 192 in Fiscal 1995 to 196 in Fiscal 1996. Same store sales increased 3.7% in Fiscal 1996, reflecting improved economic conditions in the regions in which the Company operates, together with continuing refinements in advertising and merchandising programs, partially resulting from improved utilization of the management tools derived from the Company's information systems. Sales generated from new stores opened in 1995 and 1996 contributed the remainder of the 9.2% sales increase.

     Gross Profit. Gross profit increased 12.0% (or $13.6 million) from $113.5 million in Fiscal 1995 to $127.1 million in Fiscal 1996, reflecting increased sales and improved gross profit margin. Gross profit margin increased from 30.7% of sales in the 1995 period to 31.5% of sales in the 1996 period. The improvement in gross profit margin in Fiscal 1996 reflected the absence of one-time clearance sales, which negatively impacted prior year gross profit margins. Results for Fiscal 1995 reflect lower gross profit margins as the Company implemented a successful campaign focused on inventory reduction with respect to certain product categories.

     Operating Expenses. Selling and administrative expenses increased 6.2% (or $5.9 million) from $95.2 million in Fiscal 1995 to $101.1 million in Fiscal 1996. As a percentage of sales, selling and administration expenses decreased from 25.7% of sales in the 1995 period to 25.0% in the 1996 period, reflecting management's continued focus on controlling expenses and the leveraging of fixed costs due to increased sales.

     Depreciation and amortization expense decreased 20.0% (or $2.4 million) from $12.0 million in Fiscal 1995 to $9.6 million in Fiscal 1996. This decrease resulted primarily from a $2.8 million charge related to the non-cash portion of rent expense which was recorded in Fiscal 1995. The decrease is partially offset by expenditures related to the Company's store growth in 1995 and 1996.

     Interest Expense. Interest expense for Fiscal 1996 decreased 6.5% (or $0.8 million) from $12.3 million in Fiscal 1995 to $11.5 million in Fiscal 1996. This decrease reflects lower average borrowing levels on the Company's existing revolving credit facility during Fiscal 1996 as a result of improved earnings, a continued focus on inventory reduction, and a slowdown in store growth in Fiscal 1996. The Company's revolving credit facility balance was $50.0 million at December 29, 1996 versus a balance of $67.1 million at December 31, 1995.

     Income Taxes. The Company recorded an income tax provision against operations of $1.0 million in Fiscal 1996 versus $0.4 million in Fiscal 1995. However, the $1.0 million provision was offset by a $0.9 million tax benefit against the extraordinary loss from early extinguishment of debt described below resulting in a net tax provision of less than $0.1 million for Fiscal 1996.

     Extraordinary Loss From Early Extinguishment of Debt. During Fiscal 1996, the Company refinanced its indebtedness under a prior credit facility with borrowings under a new revolving credit facility with CIT. In connection with the refinancing, the Company accelerated amortization of $1.0 million of certain fees and paid $1.2 million in prepayment premiums and other fees. Accordingly, an after-tax charge of $1.3 million ($2.2 million before taxes) is recorded as an extraordinary loss for Fiscal 1996. No such event occurred during Fiscal 1995.

     Net Income. Fiscal 1996 net income was $2.8 million versus a net loss of $6.3 million for Fiscal 1995. This variance reflects the positive sales and gross profit results achieved in Fiscal 1996, partially offset by the $1.3 million extraordinary loss ($2.2 million before taxes) related to the Company's revolving debt refinancing in Fiscal 1996. Also impacting this variance was the $2.8 million charge related to the non-cash portion of rent expense recorded in Fiscal 1995.

     EBITDA. EBITDA increased 41.8% (or $7.7 million) from $18.4 million for Fiscal 1995 to $26.1 million for Fiscal 1996. Increased same store sales, gross margin and operating efficiencies were the primary factors contributing to the improvement.

  FISCAL YEAR 1995 VERSUS FISCAL YEAR 1994

     Net Sales. Net sales increased 1.6% (or $6.0 million) from $364.1 million in Fiscal 1994 to $370.1 million in Fiscal 1995, while the number of stores increased by 17 (or 9.7%) from 175 in Fiscal 1994 to 192 in Fiscal 1995. Same store sales decreased 4.9% in Fiscal 1995 reflecting a general slowdown in retail spending by consumers (particularly in the Company's core market), as well as a relatively high increase in store openings by competitors during 1995 and 1994, heavy rains experienced in early 1995, the impact of reduced advertising volume in response to a significant increase in print and paper stock costs, the short-term positive impact of the Northridge earthquake on sales in Fiscal 1994, and the extremely dry and warm November and December 1995 weather's impact on ski and winter related product sales. Sales generated from new stores opened in 1994 and 1995 offset the decline in same store sales, resulting in the 1.6% increase in net sales for the year.

     Gross Profit. Gross profit decreased 4.9% (or $5.8 million) from $119.3 million in Fiscal 1994 to $113.5 million in Fiscal 1995. Gross profit margin decreased from 32.8% of sales in the 1994 period to 30.7% of sales in the 1995 period. Certain gross profit costs, including minimum rent and other occupancy and distribution costs, are relatively fixed in nature or fluctuate primarily based on the number of stores. Accordingly, the same store sales decrease in Fiscal 1995 negatively impacted the Company's gross margin. Gross margin was also impacted by an inventory overstock position which resulted from a difficult integration period relating to the implementation of the Company's perpetual inventory system, combined with a downturn in the economic environment beginning in the fourth quarter of 1994. Due to this overstock, the Company implemented an inventory reduction program which successfully reduced per store inventory levels by almost 18% in Fiscal 1995. However, gross profit declined approximately $3.0 million as merchandise prices were marked down to accomplish the Company's inventory reduction goals.

     Operating Expenses. Selling and administrative expenses increased 3.3% (or $3.0 million) from $92.2 million in Fiscal 1994 to $95.2 million in Fiscal 1995. This increase resulted from significant store growth during Fiscal 1995 and an increase in advertising costs due to substantially higher print and paper stock costs. These increases were partially offset by the Company's focus on other variable expense categories in reaction to the general weakness in the economy. When measured as a percentage of sales, selling and administration expenses increased from 25.4% of sales in the 1994 period to 25.7% in the 1995 period, reflecting the relatively fixed nature of many of these costs combined with the same store sales decrease discussed above and the impact of increased advertising costs.

     Depreciation and amortization expense increased 30.4% (or $2.8 million) from $9.2 million in Fiscal 1994 to $12.0 million in Fiscal 1995. This increase reflects the Company's spending on store growth and computer software and hardware for the Company's new computerized financial and merchandising systems, along with an increase of $2.8 million related to the non-cash portion of rent expense.

     Interest Expense. Interest expense for 1995 increased 5.1% (or $0.6 million) from $11.7 million in Fiscal 1994 to $12.3 million in Fiscal 1995. This variance resulted from higher borrowing balances throughout 1995, partially offset by lower interest rates. The decrease in interest rates resulted from lower interest rates under the Company's bank facility, coupled with a full year impact of lower interest expenses resulting from the repurchase of $18.6 million of higher interest Old Notes, which took place in the fourth quarter of 1994.

     Income Taxes. Income taxes were $0.4 million in Fiscal 1995 versus $1.9 million in Fiscal 1994. The $0.4 million in Fiscal 1995 represents a change in the valuation allowance for deferred taxes. Such change was based upon the Company's determination that a 100% valuation allowance was appropriate inasmuch as the Company had incurred taxable losses during two consecutive fiscal years and could not substantiate that it would be able to generate future taxable income in order to realize its deferred tax assets.

     Net Income (Loss). Fiscal 1995 net loss was $6.3 million compared to net income of $1.4 million for Fiscal 1994. Approximately $3.3 million of the Fiscal 1995 loss is related to the non-cash portion of rent expense compared to $0.5 million in 1994. This non-cash rent expense declined significantly in Fiscal 1996. Decreases in same store sales and gross margins and increases in advertising expense were the other primary factors for the earnings decline in Fiscal 1995.

     EBITDA. EBITDA decreased 32.1% (or $8.7 million) from $27.1 million for Fiscal 1994 to $18.4 million for Fiscal 1995. Decreased same store sales and gross margin coupled with advertising expense increases were the primary factors contributing to the decrease. In addition to a difficult retail environment, sales were impacted by poor weather conditions throughout the year.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity is cash flow from operations and borrowings under the Company's five year, non-amortizing, $125.0 million revolving credit facility (the "CIT Credit Facility"). The Company amended its then-current Credit Facility effective November 13, 1997, to provide for the CIT Credit Facility. The CIT Credit Facility is secured by the Company's trade accounts receivable, merchandise inventories and general intangible assets. The Company intends to use net cash provided by operating activities and borrowings under the CIT Credit Facility to fund its anticipated capital expenditures and working capital requirements. However, if additional cash is required, it may be difficult for the Company to obtain because the Company is highly leveraged.

     As a result of borrowings regarding the Recapitalization, the Company's interest expense will increase from $10.8 million for the twelve months ended September 28, 1997 to $19.9 million (on a pro forma basis). The Company believes that cash flow from operations will be sufficient to cover the interest expense arising from the CIT Credit Facility and the Notes. However, the Company's ability to meet its debt service obligations depends upon its future performance, which, in turn, is subject to general economic conditions and regional risks, and to financial, business and other factors affecting the operations of the Company, including factors beyond its control. See "Risk Factors." Accordingly, there can be no assurance that cash flow from operations will be sufficient to meet the Company's debt service obligations.

     Net cash provided by operating activities was $19.8 million for Fiscal 1996 versus net cash used of $3.8 million for Fiscal 1995. Net cash used in operating activities was $2.0 million in the nine months ended September 28, 1997 compared to net cash provided of $7.5 million in the nine months ended September 29, 1996. Improved earnings combined with continued focus on inventory levels and a reduction in accounts payable related to reduced inventory purchases late in Fiscal 1995 were the primary factors in the improvements in cash provided by operating activities in Fiscal 1996. The Company's year-end inventory levels were 1.9% (or $2.6 million) lower than Fiscal 1995 levels. This reduction was accomplished even as the Company grew its store base from 192 at December 31, 1995 to 196 at December 29, 1996, and follows the success of the Company's Fiscal 1995 inventory reduction program where inventories were reduced $13.5 million, or 9.0%, between Fiscal 1994 and Fiscal 1995 despite a 9.7% (17 stores) increase in store count. The decreases in net cash provided during the nine months of 1997 compared to the comparable 1996 period was primarily due to increased inventory purchases as the Company normalized its inventory purchasing after the planned inventory reduction program in Fiscal 1995 and Fiscal 1996. Fiscal 1996 cash flow also benefitted from the receipt of $5.0 million in net proceeds from the sale/leasebacks of the Company's Fontana, California distribution center and the Culver City, California store.

     Net cash used in financing activities was $19.7 million in Fiscal 1996 reflecting repayment of $17.1 million under the Company's revolving credit facilities, the payment of $1.2 million related to the retirement of a prior revolving credit facility and $1.4 million in fees and expenses related to the establishment of the Company's then-existing revolving credit facility in March, 1996. Net cash provided by financing activities was $0.8 million for the nine months ended September 28, 1997 reflecting increased borrowings under the Company's then-existing revolving credit facility. As of December 29, 1996, the Company had borrowings of $50.0 million and letter of credit commitments of $4.4 million outstanding under the then-existing revolving credit facility, with cash and cash equivalents of $4.8 million versus $3.2 million at December 31, 1995. As of September 28, 1997, the Company had borrowings of $50.8 million and letter of credit commitments of $9.6 million outstanding under the then-existing revolving credit facility, and cash and cash equivalents of $0.4 million versus a balance of $3.4 million at September 29, 1996.

     Capital expenditures for Fiscal 1996 were $3.5 million reflecting a temporary planned reduction of the Company's store growth program to four new stores after average annual growth of 15 new stores during the prior four fiscal years. Capital expenditures for the nine months ended September 28, 1997 were $3.2 million. During this period the Company has opened six new stores. Capital expenditures are expected to be approximately $2.2 million for the remainder of Fiscal 1997 as the Company returns to its historical new store growth program by opening a total of 14 new stores in Fiscal 1997. Management expects capital expenditures for Fiscal 1998 will be approximately $6.0 to $7.5 million and will be used primarily to fund the opening of approximately 15 to 20 new stores. The Company's store format requires a low investment in fixtures and equipment (approximately $250,000), working capital (approximately $500,000, of which one-third is typically financed by vendors) and real estate (leased, "built-to-suit" locations).

     The CIT Credit Facility and the Indenture contain various covenants which impose certain restrictions on the Company, including the incurrence of additional indebtedness, the payment of dividends, and the ability to make acquisitions. See "Risk Factors." In addition, the CIT Credit Facility requires compliance with the maintenance of certain financial ratios and other financial covenants.

     The Company is not aware of any material environmental liabilities relating to either past or current properties owned, operated or leased by it. There can be no assurance that such liabilities do not currently exist or will not exist in the future.

SEASONALITY

     The Company's business is seasonal in nature. As a result, the Company's results of operations are likely to vary during its fiscal year. Historically, the Company's revenues and income are highest during its fourth quarter, due to several factors. The fourth quarter contributed 26.7% in 1996 and 27.0% in 1995 of fiscal year net sales and 37.5% in 1996 and 42.9% in 1995 of fiscal year EBITDA. Any decrease in sales for such period could have a material adverse effect on the Company's business, financial condition and operating results for the entire fiscal year.

IMPACT OF NEW ACCOUNTING STANDARDS

     In March 1997 the Financial Accounting Standards Board ("FASB") issued SFAS 128, "Earnings per Share". SFAS 128 specifies new computation, presentation and disclosure of earnings per share and is effective for financial statements for both interim and annual periods ending after December 15, 1997. Adoption of SFAS 128 will not impact the financial position or results of the Company.

     SFAS 129, "Disclosure of Information about Capital Structure," was issued in February 1997. SFAS 129 lists required disclosures about capital structure that had previously been included in a number of separate statements and opinions. SFAS 129 is effective for fiscal years ending December 15, 1997. Adoption of SFAS 129 will not impact the financial position or results of the Company.

     SFAS 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Management does not believe that adoption of SFAS 130 will have an impact on the financial position or results of the Company.

     SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for public enterprises to report information about operating segments in annual and interim financial statements. SFAS 131 is effective for fiscal years beginning after December 15, 1997. Management does not believe that adoption of SFAS 131 will have an impact on the financial position or results of the Company.

                                    BUSINESS
GENERAL

     The Company is the leading sporting goods retailer in the Western United States, operating 210 stores under the "Big 5 Sporting Goods" name. The Company's core market is California, Washington and Nevada and beginning in 1993 it expanded into Arizona, Idaho, Oregon, New Mexico, Texas and Utah. The Company provides a full-line product offering of over 25,000 SKU's in a traditional sporting goods store format that averages 11,000 square feet. Specifically, the Company's products include athletic shoes and apparel, and tennis, golf, ski, snowboard, in-line skating, fitness, outdoor and team sports equipment for the competitive and recreational sporting goods customer. The Company offers customers attractive values on recognized brand-name merchandise at a wide variety of price points. Important brand-names offered by the Company include Nike, Reebok, Wilson, K2, Rollerblade, Coleman, Spalding, Adidas, Fila, Speedo, Easton and Columbia, among others. The Company augments its value image by emphasizing merchandise produced exclusively for the Company, and on a selective basis, opportunistic buys comprising first quality items, including overstock and close-out merchandise. These merchandise values are communicated weekly through print advertising created by the Company in order to generate store traffic and drive sales. For the twelve months ended September 28, 1997, the Company generated $432.1 million of revenue, $32.9 million of pro forma EBITDA and a same store sales increase of 6.9% over the prior period. Through the period ended November 23, 1997, the Company has enjoyed 21 consecutive monthly increases in same store sales over the comparable prior period.

     The Company was founded in 1955 by Robert W. Miller, Maurie Liff and Harry Liff, with the establishment of five retail locations in Los Angeles, Burbank, Inglewood, Glendale and San Jose. The Company originally sold World War II surplus items including tents, sleeping bags, air mattresses, housewares, tools and other merchandise. Other sporting goods gradually entered the product mix and as a result, in 1963, the Company decided to become a sporting goods specialist and changed its trade name to "Big 5 Sporting Goods." In 1971, the Company was acquired by Thrifty Corporation ("Thrifty"), which was subsequently purchased by PE in 1986. Throughout these changes in ownership, management remained relatively constant and in 1992, management in conjunction with Leonard Green & Partners, L.P. ("LGP") bought the Company.

     As a result of the Recapitalization, existing management and employees of the Company (and members of their families) beneficially own the majority of Parent. Chairman and Chief Executive Officer Robert W. Miller, who co-founded the Company in 1955, and his son Steven G. Miller, President and Chief Operating Officer, who has been with the Company for 28 years, significantly increased their ownership in Parent and control the Board of Directors of Parent. See "Principal Stockholders." In addition, approximately 60 members of middle and senior level management increased their stock ownership in Parent. In total, more than 200 employees own equity in Parent, including over 100 store managers. The Big 5 team shares many years of experience which management believes have led to the development of a strong corporate culture and excellent employee morale.

MANAGEMENT EXPERIENCE

     Management believes the experience, commitment and longevity with the Company of its professional staff to be a substantial competitive advantage. The table below describes the tenure of the professional staff in some of the key functional areas:

                        EXPERIENCE OF PROFESSIONAL STAFF

                                                           NUMBER OF
                                                           EMPLOYEES      AVERAGE YEARS
                                                          IN CATEGORY      WITH BIG 5       AVERAGE AGE
                                                          -----------     -------------     -----------
    Senior Management...................................        5               26               53
    Vice Presidents.....................................        7               21               52
    Buying Staff........................................       15               18               44
    Store District/Division Supervisors.................       21               18               42
    Store Managers......................................      210                9               35

STORE FORMAT

     The Company has remained focused on its strategy of operating a traditional, full-line sporting goods store, which typically ranges from 8,000 to 15,000 square feet and averages 11,000 square feet in size. The Company's stores are located primarily in multi-store shopping centers or free-standing street locations. The Company's store format and convenient locations encourage frequent customer visits, even for single item or relatively small purchases. This is illustrated by the fact that the Company processed over 14 million sale transactions in 1996 with an average customer sale of approximately $30. Due to its relatively low start-up and overhead costs, the Big 5 store model is successful in trade areas with as few as 75,000 people, as well as major metropolitan areas. These store economics differentiate the Company's sporting goods stores from superstore concepts (averaging in excess of 35,000 square feet) which typically require larger trade areas to support higher costs. Overall, the Company's traditional sporting goods store has competed effectively against superstore formats. All of the Big 5 stores are making positive store-level contributions and over its history, the Company has never closed a store due to poor performance.

MERCHANDISING

     Offering approximately 25,000 SKUs, the typical Company store targets the competitive and recreational sporting goods customer with a full-line product offering at a wide variety of price points. The Company believes its long history of success is attributable to its adherence to a consistent merchandising strategy, the key elements of which are summarized below:

     Delivering Consistent Value to Consumers. The Company offers consistent value to consumers by offering a distinctive combination of in-line products, "special make-up" merchandise (produced exclusively for the Company under a manufacturer's brand name), private label merchandise and opportunistic buys. The Company offers this consistent value to its customers while maintaining strong margins as a result of its ability to purchase in large quantities and quickly adjust this combination of merchandise to take advantage of purchasing opportunities. Through its 42 years of operations, the Company has developed specific expertise in selling its particular mix of these products, thereby building the Company's price image, driving its weekly print advertisements and creating retail traffic. The Company believes it enjoys significant advantages in the acquisition of opportunistic buys because the Company is able to combine strong vendor relationships, rapid decision-making, careful inventory management and effective advertising along with its extensive store network. Although management believes opportunistic buys typically represent only approximately 10% of sales, they are used in conjunction with special make-up merchandise to enhance weekly advertising and reinforce the Company's reputation as a retailer that offers outstanding value to its customers.

     The Company sources its in-line branded merchandise from an extensive list of major sporting goods equipment, athletic footwear and apparel manufacturers. Below is a selection of some of the brands carried by the Company:

Adidas      Columbia     Icon (Proform)     Rawlings             Side Out
Bauer       Daiwa        Jansport           Reebok               Spalding
Brooks      Danskin      K2                 Remington            Titleist
Bushnell    Discus       Nike               Rollerblade          Wilson
Casio       Easton       Nordica            Russell Athletic     Winchester
Coleman     Fila         Prince             Shimano              Zebco

     The Company also offers a variety of private label merchandise to complement its branded product offerings. The Company's private label items include shoes, apparel, tennis rackets, binoculars, camping equipment and fishing supplies. They are sold under the labels: Fives, Court Casuals, Sports Essentials, Rugged Exposure, Hot Voltage, Golden Bear, Body Glove (licensed) and Pacifica.

     Offering a Customized Product Assortment. Through its 42 years of experience across different demographic, economic and competitive markets, the Company's management has refined its merchandising strategy to increase sales by offering a selection of goods that meets customer demands while managing inventory levels. The Company believes it provides consumers with a merchandise offering that compares favorably to its competitors, including the superstores, in terms of category selection. A goal of the Company's merchandising strategy is to offer a customized and selected assortment of products which enables the consumer to comparison shop at a Big 5 store without being overwhelmed by a large number of different products in any one category. The Company tailors its merchandise selection and quantity on a store-by-store basis in order to satisfy each region's specific needs and buying habits.

     The Company's 15 buyers, who average 18 years of experience with the Company, work closely with senior management to determine the product selection, promotion and pricing of the merchandise mix. The Company utilizes a $15 million integrated merchandising, distribution and financial information system. Management uses the information provided to continually refine its merchandise mix, pricing strategy, advertising effectiveness and inventory levels.

     The following table illustrates the Company's historical mix of hard and soft goods as a percent of net sales:

                                                                         FISCAL YEAR ENDED
                                                                         -----------------
                                                                         1995        1996
                                                                         -----       -----
        Soft Goods:
          Athletic and Sport Apparel...................................   16.2%       17.0%
          Athletic and Sport Footwear..................................   31.4%       31.4%
                                                                         -----       -----
                  Total Soft Goods.....................................   47.6%       48.4%
        Hard Goods.....................................................   52.4%       51.6%
                                                                         -----       -----
        Total..........................................................  100.0%      100.0%
                                                                         =====       =====

     Market Leader in Core Market Served. The Company has built a recognized franchise by establishing a strong presence in its core market of California, Washington and Nevada and by consistently promoting quality brand-name products at attractive prices. The Company has over triple the number of stores as its closest full-line sporting goods competitor in such core market. This concentration of stores provides economies of scale in advertising and distribution and increased customer awareness of the Big 5 name. The Company was named the leading place to purchase sporting goods in the greater Los Angeles area for every category of sporting goods covered by a survey commissioned by the Company conducted in October 1996 by America's Research Group, an independent research group. The survey showed that the Company was preferred over specialty sporting goods stores (e.g. Foot Locker, Nevada Bob's), mass merchandisers (e.g. K-Mart, Target) and local superstore operators (e.g. Sportmart, Sport Chalet). This survey also indicated that over 90% of respondents recognized the Big 5 name and 73% shopped at a Big 5 store in the past two years.

ADVERTISING

     The Company believes that the consistency and reach of the Company's print advertising programs have created high customer awareness of Big 5. Through years of focused advertising, the Company has reinforced its reputation for providing quality products at attractive prices. The Company attempts to highlight a broad range of merchandise categories in every advertisement to maintain customer awareness of its full-line product offering. The Company's advertising message is reinforced through the distribution of over 10 million advertisements each week, 52 weeks a year, in the form of newspaper inserts or mailers. Every week, each Big 5 advertisement, which is typically four standard pages using color photography, profiles 200 to 250 products across all major merchandise categories. The Company believes that its print advertising consistently reaches more households in its core market than does the print advertising of its competitors. The Company's effectiveness in communicating the product values it offers is evidenced by the fact that typically 40% of sales have been products included in these weekly advertisements.

     The Company utilizes demographic tools to maximize the effectiveness of its advertising expenditures. The Company places inserts in over 85 newspapers weekly throughout its markets, supplemented in many areas by distribution to newspaper non-subscribers to create market saturation. In select markets, the Company has determined its most cost effective use of advertising dollars is to distribute through mailers.

     The Company uses its professional in-house advertising staff rather than an outside advertising agency. The staff centrally handles all of its advertising, including design, layout, production and media management. This approach has been in place since its founding. The Company's in-house advertising enables management the flexibility to react quickly to merchandise trends and maximize the effectiveness of its weekly inserts and mailers.

EXPANSION AND STORE DEVELOPMENT

     The Company's expansion within and beyond its core market has been systematic and designed to take advantage of Big 5 name recognition and to capitalize on the Company's economical store format and distinctive merchandise mix. Throughout the Company's history, management has emphasized careful site selection and controlled growth. Over the past five fiscal years, 63 stores have been opened (13 new stores annually on average), of which 38% were outside of markets in which the Company operated in 1992. The following table sets forth certain information regarding the Company's expansion program during the periods indicated:

                                                   NEW STORES
                                 ----------------------------------------------
                                             NEW       EXISTING                                  NO. OF STORES
               YEAR              TOTAL     MARKETS     MARKETS     ACQUISITIONS     CLOSURES     AT PERIOD END
    ---------------------------  -----     -------     -------     ------------     --------     -------------
    1992.......................    10         --          10            --             --             147
    1993.......................    15          1           6             8             --             162
    1994.......................    15          4          11            --             (2)            175
    1995.......................    19          6           6             7             (2)            192
    1996.......................     4          2           2            --             --             196
    1997E......................    14          7           7            --             --             210

     The Company has identified numerous expansion opportunities to further penetrate its core market, develop recently entered markets and expand into new market areas with similar demographic, competitive and economic profiles as its existing markets. The typical Big 5 store size provides the Company with a large selection of locations for new store placement which, in turn, allows the Company to open stores conveniently located to the customer. Continuing its controlled growth strategy, the Company plans on opening approximately 15-20 stores annually over the next five years. This expansion plan is designed to take advantage of the growing economies of the Company's existing and recently entered markets and to capitalize on opportunities in fast growing new markets.

     The Company's store format requires a low investment in fixtures and equipment (approximately $250,000), working capital (approximately $500,000, of which one-third is typically financed by vendors) and real estate (leased, "built-to-suit" locations). The Company's leases generally require the lessor, rather than the Company, to fund all or a significant portion of the capital expenditures related to new store construction and costs of improvements. The Company expects that the net cash generated from operations, together with borrowings under the CIT Credit Facility, will enable the Company to finance the expenditures related to its planned expansion. See "Risk Factors -- Expansion Program."

MANAGEMENT INFORMATION SYSTEMS

     The Company believes its ability to generate an efficiently stocked merchandise selection and store inventory level that satisfies customer demands while effectively managing inventory levels is a critical component of its merchandising strategy and serves to differentiate the Company from its competition. The Company is able to execute this strategy as a result of its effective use of its integrated management information systems, called the COACH (Customer Oriented Approach for Continued High-Performance) system.

     The COACH system is a low maintenance data processing environment capable of supporting the Company's future growth. The COACH system provides the Company with valuable inventory tracking information through the implementation of store-level perpetual inventories. Each store has a unique inventory model that allows the Company to maximize inventory mix at the store level. The COACH system also includes a local area network that connects all corporate users to electronic mail, scheduling and the host AS/400 system. The host system and the Company's stores are linked in a network that provides satellite communications for credit card, in-house tender authorization, and daily polling of sales at the store level. In the Company's distribution center, radio frequency terminals are used in the areas of receiving, stock putaway, stock movement, order filling, cycle counting and inventory management. Store processes have been streamlined by implementing radio frequency, hand-held terminals to assist in store ordering, receiving, transfers and perpetual inventories. The COACH system also helps the Company to control shrink. Management believes its use of these systems is more extensive, disciplined and sophisticated than that of many of its competitors.

     While many computer systems and software products are not designed to distinguish between 20th Century dates and dates occurring after the year 2000, management has assessed the Company's management information systems and based on such assessment presently believes that they do not suffer from such a deficiency.

DISTRIBUTION

     The Company maintains a 440,000 square foot leased distribution center in Fontana, California that services all 210 of its stores. The Fontana facility is fully integrated with the COACH management information system that provides warehousing and distribution capabilities. The information system enhances the Company's distribution process and aids in controlling distribution costs. The Company believes that its Fontana distribution facility can readily support the Company's expansion plans discussed above.

     The distribution facility was constructed in 1990 and warehouses the majority of the merchandise carried in the Company's stores. The Company estimates that 98% of all store merchandise is received from its distribution center. The Company distributes merchandise from the facility to its stores at least once a week, Monday through Saturday, using a fleet of 21 leased tractors, 26 leased trailers, two Company-owned tractors, 37 Company-owned trailers as well as several contract carriers.

     On March 5, 1996, the Company purchased the Fontana facility building and improvements from MLTC Funding, Inc. ("MLTC"), which previously owned and leased such property to the Company, and then entered into a sale and leaseback agreement with regard to the Fontana facility. Prior to this transaction, the Company owned the land associated with the facility and leased the buildings and improvements. See "Certain Relationships and Related Transactions."

PROPERTIES

     The Company operates 210 stores in nine western states. All but one of the Company's store sites are leased. Only nine, or less than 5%, of the Company's leases are due to expire in the next five years without renewal options, and most of the Company's long-term leases contain renewal options. The average lease expiration term of the Company's existing leases, taking into account renewal options, is approximately 20 years. The Company believes that it benefits from long-term below-market leases in many of its locations.

The Company's stores average approximately 11,000 square feet in size and are located primarily in multi-store shopping centers or as free-standing units. Specific store locations are selected based on market demographics, competitive factors and site economics. The Company currently leases its Fontana warehouse facility from the State of Wisconsin Investment Board. The lease for the facility has an initial term of ten years commencing on March 5, 1996. The Company also has the right to exercise three five-year options beyond the initial ten-year term.

     The chart below sets forth information with respect to the Company's geographic markets:

                           STORE STATISTICS BY REGION

                                                                                         PERCENTAGE
                                                             YEAR        NUMBER           OF TOTAL
                         REGIONS                            ENTERED     OF STORES     NUMBER OF STORES
----------------------------------------------------------  -------     ---------     ----------------
California:
  Southern California.....................................    1955          80                38%
  Central California......................................    1974          23                11
  Northern California.....................................    1971          47                22
                                                                           ---               ---
          Total California................................                 150                71
                                                                           ---               ---
Washington................................................    1984          27                13
Arizona...................................................    1993          10                 5
Oregon....................................................    1995           8                 4
New Mexico................................................    1995           5                 3
Nevada....................................................    1978           5                 3
Texas.....................................................    1995           3                 1
Idaho.....................................................    1993           1                --
Utah......................................................    1997           1                --
                                                                           ---               ---
          Total...........................................                 210               100%
                                                                           ===               ===

INDUSTRY AND COMPETITION

     Sporting goods are marketed through various retail entities, including sporting goods stores, department stores, discount retailers, specialty stores and mail order. According to the National Sporting Goods Association, total U.S. retail sales of sporting goods were approximately $38.4 billion in 1996. In general, the Company's competitors tend to fall into four basic categories: traditional sporting goods stores, mass merchandisers, specialty sporting goods stores and sporting goods superstores.

     Traditional Sporting Goods Stores. This category consists of traditional sporting goods chains, including the Company. These stores range in size from 5,000 to 20,000 square feet and are frequently located in regional malls and multi-store shopping centers. The traditional chains typically carry a varied assortment of merchandise and attempt to position themselves as convenient neighborhood stores. Sporting goods retailers operating stores within this category include Oshman's and Copeland's.

     Mass Merchandisers. This category includes discount retailers such as Wal-Mart and Kmart and department stores such as JC Penney and Sears. These stores range in size from approximately 50,000 to 200,000 square feet and are primarily located in regional malls, shopping centers or free-standing sites. Sporting goods merchandise and apparel represent a small portion of the total merchandise in these stores and the selection is often more limited than in other sporting goods retailers. Although generally price competitive, discount and department stores typically have limited customer service in their sporting goods departments.

     Specialty Sporting Goods Stores. This category consists of two groups. The first group generally includes athletic footwear specialty stores, which are typically 2,000 to 20,000 square feet in size and are located in shopping malls. Examples include such retail chains as Foot Locker, Lady Foot Locker and Just for Feet. These retailers are highly focused, with most of their sales coming from athletic footwear and team licensed apparel. The second group consists of pro shops and stores specializing in a particular sport or recreation. This group includes backpacking and mountaineering specialty stores and specialty skate shops and golf shops.

Typically, prices at specialty stores tend to be higher than prices at the sporting goods superstores and traditional sporting goods stores.

     Sporting Goods Superstores. Stores in this category typically are larger than 35,000 square feet and tend to be free-standing locations. These stores emphasize high volume sales and a large number of SKU's. Examples include Oshman's Super Sports, The Sports Authority, Jumbo Sports (formerly Sports & Recreation), Sport Chalet and Sportmart.

     The Company believes that it competes successfully with each of the competitors discussed above by focusing on what the Company believes are the primary factors of competition in the sporting goods industry. These factors include experienced and knowledgeable personnel, personal attention given to customers, breadth, depth, price and quality of merchandise offered, advertising, purchasing and pricing policies, effective sales techniques, direct involvement of senior officers in monitoring store operations, management information systems and store location and format.

DESCRIPTION OF SERVICE MARKS AND TRADEMARKS

     The Company uses the "Big 5 Sporting Goods" name as a service mark in connection with its business operations and has registered this name as a federal service mark. The Company has also registered federally and/or locally as trademarks and service marks certain private labels under which it sells a variety of merchandise, including apparel.

EMPLOYEES

     As of November 23, 1997, the Company had approximately 5,090 employees. The General Warehousemen Union, Local 598, International Brotherhood of Teamsters ("Local 598") currently represents 402 hourly employees (or approximately 7.9%) in the Company's distribution center and certain stores. In September 1997, the Company negotiated two new contracts with Local 598 covering these employees, which expire on August 31, 2000. The Company has not had a strike or work stoppage in the last 18 years. The Company believes that it provides working conditions and wages that are comparable to those offered by other retailers in the industry, and that its employee relations are good.

     The Company emphasizes friendly and knowledgeable customer service at its stores. To provide the proper incentives, the Company has established various advancement and compensation programs. Store managers and first assistant managers receive a commission based on their store's gross sales. In addition, full-time employees are given opportunities for career advancement, and part-time employees are eligible to receive merit-based pay increases. Periodic store sales contests are held throughout the year.

EMPLOYEE TRAINING

     The Company has developed an extensive training program for all store employees, including salespeople, cashiers and management trainees. An introductory program for all full-time retail employees stresses excellence in customer service as well as effective selling skills. The Company's InfoWindow, an interactive, multimedia training system, provides a cost-effective, consistent method of training employees, which is designed to improve performance, customer service and on-the-job safety. Store employees gain hands-on practice using a touch-screen monitor and simulated keyboard to learn how to provide high quality customer service and use the Company's in-store systems. Every Company store employee must complete the training program before commencing work on the sales floor. In addition, cashiers receive additional training relating to the Company's point-of-sale system and cash handling. Management trainees receive additional training throughout their careers, including seminars that focus on advanced management and sales skills, and store specific information relating to loss prevention, scheduling and merchandising strategy.

     In addition, the Company conducts a bi-annual "Product Expo," a sporting goods fair it hosts for its employees. The Company invites key vendors to set up booths where store employees can learn about various products. Most full-time store employees attend the exposition and the Company believes the program has been a success both in training and motivating employees.

LITIGATION

     The Company is from time to time involved in routine litigation incidental to the conduct of its business. The Company regularly reviews all pending litigation matters in which it is involved and establishes reserves deemed appropriate by management for such litigation matters. The Company believes that no litigation currently pending against it will have a material adverse effect on its financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the current executive officers and directors of the Company. The Company's directors are elected at each annual meeting of shareholders to serve for a period of one year or until their successors are duly elected and qualified. The Company's executive officers serve at the discretion of the Company's Board of Directors.

                     NAME                      AGE                    POSITIONS
    ---------------------------------------    ---     ---------------------------------------
    Robert W. Miller.......................    74      Chief Executive Officer and Chairman of
                                                       the Board
    Steven G. Miller.......................    45      President, Chief Operating Officer and
                                                       Director
    Charles P. Kirk........................    41      Senior Vice President and Chief
                                                       Financial Officer
    Gary S. Meade..........................    51      Secretary, Vice President and General
                                                       Counsel
    Richard A. Johnson.....................    51      Senior Vice President, Store Operations
    Thomas J. Schlauch.....................    52      Senior Vice President, Buying
    Dr. Michael D. Miller..................    48      Director
    John G. Danhakl........................    41      Director
    Jonathan A. Seiffer....................    26      Director

     ROBERT W. MILLER became Chairman of the Board in September 1992. Mr. Miller had been the Company's Chief Executive Officer and President since 1973.

     STEVEN G. MILLER became President, Chief Operating Officer and a Director of the Company in September 1992. Mr. Miller, Robert W. Miller's son, had been the Company's Executive Vice President, Administration, since 1988.

     CHARLES P. KIRK became Senior Vice President and Chief Financial Officer of the Company in September 1992. Mr. Kirk had been Thrifty's Director of Planning and Vice President of Planning and Treasury since October 1990. Prior to joining Thrifty, Mr. Kirk had held various financial positions with Thrifty's former parent, PE, since 1981.

     GARY S. MEADE became Secretary, Vice President and General Counsel of the Company in August 1997. Mr. Meade had been Thrifty PayLess, Inc.'s Vice President, Secretary and General Counsel since September 1992 and Thrifty's Vice President - Legal Affairs since 1979.

     RICHARD A. JOHNSON became Senior Vice President, Store Operations, for the Company in July 1992. Mr. Johnson had been the Company's Vice President, Store Operations, since 1986.

     THOMAS J. SCHLAUCH became Senior Vice President, Buying, for the Company in July 1992. Mr. Schlauch had been the Company's Head of Buying since 1990 and Vice President, Buying, since 1982.

     MICHAEL D. MILLER, PH.D became a director of the Company in October 1997. Dr. Miller is a senior mathematician at RAND. Dr. Miller is Robert W. Miller's son and Steven G. Miller's brother.

     JOHN G. DANHAKL became a director of the Company in October 1997. Mr. Danhakl has been an executive officer and an equity owner of LGP, a merchant banking firm which manages GEI, since 1995. Mr. Danhakl had previously been a Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert Incorporated. Mr. Danhakl is also a director of The Arden Group, Inc. and Twinlab Corporation.

     JONATHAN A. SEIFFER became a director of the Company in October 1997. Since October 1994, Mr. Seiffer has been an associate at LGP. Prior to October 1994, Mr. Seiffer was a member of the corporate finance department of DLJ.

EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table sets forth the annual and long-term compensation of the Company's Chief Executive Officer and four additional most highly compensated executive officers whose annual salary and bonus exceeded $100,000 in total during the fiscal year ended December 29, 1996.

                                                                                             LONG-TERM
                                                                                        COMPENSATION AWARDS
                                                    ANNUAL COMPENSATION          ---------------------------------
                                              --------------------------------                SECURITIES
                                                                      OTHER                   UNDERLYING
                                                                      ANNUAL     RESTRICTED     STOCK
                                                                     COMPEN-       STOCK       OPTIONS/     LTIP      ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR    SALARY     BONUS       SATION       AWARDS      SARS(1)     PAYOUTS   COMPENSATION
-------------------------------------  ----   --------   --------   ----------   ----------   ----------   -------   ------------
Robert W. Miller,....................  1996   $290,000   $275,000      $-0-         $-0-         6,400      $ -0-        $-0-
Chief Executive Officer                1995    290,000        -0-       -0-          -0-           -0-        -0-         -0-
                                       1994    276,000    240,000       -0-          -0-        10,000        -0-         -0-

Steven G. Miller,....................  1996    210,000    175,000       -0-          -0-         6,400        -0-         -0-
President and Chief                    1995    210,000        -0-       -0-          -0-           -0-        -0-         -0-
Operating Officer                      1994    200,000    100,000       -0-          -0-        10,000        -0-         -0-

Thomas J. Schlauch,..................  1996    150,000     60,000       -0-          -0-         3,600        -0-         -0-
Senior Vice President,                 1995    150,000     25,000       -0-          -0-           -0-        -0-         -0-
Buying                                 1994    142,000     50,000       -0-          -0-         6,000        -0-         -0-

Richard A. Johnson,..................  1996    117,000     45,000       -0-          -0-         3,600        -0-         -0-
Senior Vice-President,                 1995    117,000     20,000       -0-          -0-           -0-        -0-         -0-
Store Operations                       1994    112,000     36,000       -0-          -0-         6,000        -0-         -0-

Charles P. Kirk,.....................  1996    130,000     35,000       -0-          -0-         3,600        -0-         -0-
Senior Vice President &                1995    130,000     12,000       -0-          -0-           -0-        -0-         -0-
Chief Financial Officer                1994    124,000     24,000       -0-          -0-         6,000        -0-         -0-

------------------------------
(1) Represents stock options issued under the Parent 1992 Management Equity Plan. See Note (1) to the "Options/SAR Grants in Fiscal 1996" table for a description of the plan.

Option/SAR Grants in Fiscal 1996

                                           NUMBER OF        % OF TOTAL
                                           SECURITIES      OPTIONS/SARS                                      POTENTIAL REALIZABLE
                                           UNDERLYING       GRANTED TO                                          VALUE ASSUMING
                                          OPTIONS/SARS     EMPLOYEES IN      EXERCISE OR      EXPIRATION     RECAPITALIZATION IS
                  NAME                     GRANTED(1)      FISCAL YEAR      BASE PRICE(2)        DATE           CONSUMMATED(3)
----------------------------------------  ------------     ------------     -------------     ----------     --------------------
Robert W. Miller........................      6,400            11.7%           $ 12.00          9/25/02            $ 51,200
Steven G. Miller........................      6,400            11.7%             12.00          9/25/02              51,200
Thomas J. Schlauch......................      3,600             6.6%             12.00          9/25/02              28,800
Richard A. Johnson......................      3,600             6.6%             12.00          9/25/02              28,800
Charles P. Kirk.........................      3,600             6.6%             12.00          9/25/02              28,800

------------------------------
(1) The non-qualified stock options to purchase Common Stock were issued under the Parent 1992 Management Equity Plan (the "Plan"). Options granted under the Plan have an exercise price equal to the fair market value of the Common Stock at the date of the grant as determined by Parent's Board of Directors. The options vest and become exercisable in cumulative 20% installments commencing one year from the date of grant, with full vesting on the fifth anniversary. Shares of Common Stock acquired pursuant to the exercise of options are generally subject to terms and conditions comparable to those contained in various Management Subscription and Stockholders Agreements pursuant to which members of management have previously acquired Common Stock. See "Principal Stockholders." Pursuant to the Recapitalization substantially all of such options became fully vested (see "Management Stock Purchases") and the restrictions under such agreements (other than those relating to federal and state securities acts) became inapplicable. The Plan terminates on September 25, 2002, unless extended. The Plan is administered by the Board of Directors of Parent or a committee consisting of three or more directors of Parent to whom administration of the Plan has been duly delegated by the Board of Directors (the Board of Directors and the Committee are hereinafter referred to as the "Committee"). The Committee designates the class of employees who will be granted options and the number of shares subject to such options. Members of the Committee are not eligible to receive options. A total of 276,000 shares of Common Stock are reserved for purchase pursuant to options authorized under the Plan, of which 271,200 were subject to issued and outstanding options as of December 31, 1996.

(2) Exercise price is equal to the fair market value of a share of Common Stock at the date of grant as determined by Parent's Board of Directors.

(3) The potential realizable value of each grant of options (exclusive of the exercise price) is calculated based on the assumption that the Recapitalization has been consummated.

Aggregated Option/SAR Exercises in Fiscal 1996 and 1996 Fiscal Year-End Option Value

                                                                     NUMBER OF
                                                               SECURITIES UNDERLYING
                                                                    UNEXERCISED
                                       SHARES                  OPTIONS HELD AT FISCAL      VALUE OF UNEXERCISED IN THE
                                      ACQUIRED                        YEAR END                    MONEY OPTIONS
                                         ON       VALUE      EXERCISABLE/UNEXERCISABLE          AT FISCAL YEAR END
                NAME                  EXERCISE   REALIZED               (1)                EXERCISABLE/UNEXERCISABLE(2)
------------------------------------  --------   --------   ----------------------------   ----------------------------
Robert W. Miller....................     -0-       $-0-             14,500/31,400                $83,700/$130,500
Steven G. Miller....................     -0-        -0-             14,500/31,400                  83,700/130,500
Thomas J. Schlauch..................     -0-        -0-              9,400/19,600                   55,175/85,438
Richard A. Johnson..................     -0-        -0-              9,400/19,600                   55,175/85,438
Charles P. Kirk.....................     -0-        -0-              5,500/14,100                   27,875/46,938

------------------------------
(1) Pursuant to the Recapitalization substantially all of the options became fully vested. See "Management Stock Purchases."

(2) Represents the difference between the fair market value of the Common Stock at the end of Fiscal 1996 as determined by the Parent's Board of Directors and the exercise price of the options.

Employment Contracts, Change in Control Arrangements and Other Payment

     The Company and each of Steven G. Miller and Robert W. Miller (collectively, the "Millers") have entered into employment agreements, dated as of January 1, 1993, whereby Steven G. Miller is to continue to serve as President and Chief Operating Officer and Robert W. Miller as Chairman of the Board of Directors (the "Board") and Chief Executive Officer of the Company until December 31, 1994 and for additional successive one-year periods thereafter, unless any party gives timely notice to the other that the employment term shall not be so extended. The agreements require the Company to provide the Millers with a base salary and those benefits generally available to the Company's senior executive officers, including health insurance, sick leave, and profit sharing plan participation, and require the Board to make an annual determination as to whether each is entitled to receive a bonus for such year and an increase in base salary for the next year. Robert W. Miller's agreement also provides for supplemental annual retirement benefits and health insurance benefits for himself and his surviving spouse upon his retirement.

     In connection with the Recapitalization, Parent made a one-time payment to the Millers in the amount of $750,000. Such payment by Parent facilitated their Common Stock purchases pursuant to the Management Stock Purchases.

     Employment under both agreements is terminable by the Company at any time, with or without cause, and, under Robert W. Miller's agreement, by him, if for good reason (as defined in his employment agreement). If Steven G. Miller or Robert W. Miller is terminated without cause or, in the case of Robert W. Miller, by him for good reason, each is entitled to receive as severance pay his base salary through the remainder of the employment term as then in effect. The agreement of either of the Millers may be terminated if such person becomes unable to render full services during certain prescribed periods of time. The agreements contain covenants precluding the Millers from engaging in certain competition with the Company and from soliciting certain employees of the Company and its affiliates for a specified period following the termination of employment, the basis of which depends upon the reason for the termination.

MANAGEMENT STOCK PURCHASES

     Pursuant to the Recapitalization, Parent accelerated the vesting periods under substantially all outstanding employee option and restricted stock agreements. Parent facilitated the exercise of such stock options by existing employees by offering to such employees the option to pay the aggregate exercise price of such outstanding options (in excess of the par value of the shares being acquired upon exercise) by way of a personal recourse obligation secured by such employee's existing Common Stock and the Common Stock issued pursuant to the exercise of the options, and the proceeds thereof. Option holders who exercised their stock options at the effective date of the Recapitalization received the distributions on Common Stock described under the heading "The Recapitalization." As a result thereof, there were outstanding 4,215,301 shares (or 4,612,945 shares on a fully diluted basis) of Common Stock immediately prior to the Recapitalization.

     As part of the Recapitalization, and pursuant to Parent's newly adopted 1997 Management Equity Plan applicable to employees of Parent and its subsidiaries, Parent sold to existing middle and senior level management employees of the Company, 462,009 shares of Common Stock for $5 per share (the "Management Stock Purchases"). Such shares were not entitled to the distribution on Common Stock described above under the heading "The Recapitalization," although any current employees who owned shares otherwise entitled to such distribution may pay all or a portion of the purchase price of the shares being purchased by having Parent offset or withhold such amount from the distribution. The agreements under the 1997 Management Equity Plan prohibit the transfer of such Common Stock until the fifth anniversary of the issuance thereof or the occurrence of any earlier specified event that terminates such prohibition, with an exception for transfers of vested shares to "related transferees" (as defined therein). Thereafter, such shares of Common Stock are transferrable subject to a right of first refusal in favor of Parent. The agreements also contain certain "call" options as to unvested shares of Common Stock, exercisable, generally, upon termination of a management employee's employment with the Company. To the extent any management employee does not purchase the shares of Common Stock allocated to such person pursuant to the 1997 Management Equity Plan, the Millers purchased (or arranged for the purchase by other members of senior level management of) such shares. As a result of the Management Stock Purchases, immediately after the Recapitalization the continuing management and employees of the Company (and members of their families) beneficially owned approximately 55.3% of Parent on a fully diluted basis. Senior management (and members of their families) beneficially own approximately 34.3% of the outstanding Common Stock on a fully diluted basis. See "Executive Compensation -- Employment Contracts, Changes in Control Arrangements and Other Payment."

COMPENSATION OF DIRECTORS

     Directors of the Company, as such, do not receive any compensation. However, during the fiscal year ended December 29, 1996, Leonard Green & Associates L.P., a California limited partnership ("LGA") received as compensation for management services an annual fee of $567,880 plus out-of-pocket expenses. The Company also paid LGA an additional $500,000 in fees for work performed in securing the Company's bank facility in 1994 and 1996. In addition, as a result of the consummation of the Recapitalization, LGA was paid a fee of $4.3 million by the Company. After the Recapitalization, Parent and the Company entered into a new Management Services Agreement with a term of seven and one-half years and pursuant to which Parent and the Company will pay LGA a reduced annual fee for management services ($333,333) plus reasonable and customary fees for financial advisory and investment banking services in connection with major financial transactions (plus expenses and indemnities, if any). LGA is an affiliate of LGP. Mr. Danhakl and three former directors of the Company are executive officers and equity owners of LGP, and Mr. Seiffer is an associate of LGP. LGA is the sole general partner and manager of GEI, a stockholder of Parent. The Company believes that the terms of its agreement and arrangements with LGA are comparable to what could be obtained from unrelated, but equally qualified, third parties.

                             PRINCIPAL STOCKHOLDERS

     The Company's outstanding capital stock is wholly owned by Parent. Prior to the Recapitalization, Parent's outstanding equity securities consisted of Common Stock and the Parent Old Preferred. The following table sets forth the ownership of Common Stock as of November 23, 1997 by any person known to the Company to be the beneficial owner of more than 5% of either class of Parent's securities, the Company's directors, executive officers named in the Summary Compensation Table above, and all executive officers and directors of the Company as a group.

                       NAME AND ADDRESS(1)
                       OF BENEFICIAL OWNER                           NUMBER OF SHARES     PERCENT OF CLASS
-----------------------------------------------------------------    ----------------     ----------------
Robert W. Miller(2)..............................................          350,509(3)           17.5%
Steven G. Miller(2)..............................................          200,000              10.0%
Dr. Michael D. Miller............................................                 (5)               (5)
Thomas J. Schlauch...............................................           40,000               2.0%
Richard A. Johnson...............................................           48,000               2.4%
Charles P. Kirk..................................................           48,000               2.4%
John G. Danhakl..................................................                 (6)               (6)
Jonathan A. Seiffer..............................................              -0-                 0%
Green Equity Investors, L.P.(2)..................................          723,580              36.2%
All Executive Officers and Directors as a Group..................        1,488,289(7)           74.4%

------------------------------
(1) The address for each stockholder is 2525 East El Segundo Boulevard, El Segundo, California 90245, except GEI and Messrs. Danhakl and Seiffer for which the address is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(2) Pursuant to the Stockholders Agreement (as defined), each of GEI and the Millers has agreed to vote for the directors designated by the other. See "Parent Equity and Debt."

(3) Includes shares of Common Stock owned by Dr. Miller over which Robert W. Miller has voting control.

(4) Less than one percent.

(5) Effective as of the Recapitalization, Dr. Miller granted voting control over his shares to Robert W. Miller, and such shares are included with Robert W. Miller's shares.

(6) Mr. Danhakl is a general partner of LGP and may be deemed to be a beneficial owner of the shares of Common Stock and Parent New Preferred owned by GEI because of his interest in LGP, which is the affiliate of the sole general partner of GEI. GEI owns 273,423 shares of Parent New Preferred and an affiliate of GEI owns 35,070 shares of Parent New Preferred to be purchased from PE.

(7) Includes the shares identified in note (6) above.

REPURCHASE OF COMMON STOCK AND PE WARRANT

     Pursuant to the Recapitalization Agreement, Parent redeemed all of the issued and outstanding Parent Old Preferred, including shares owned by GEI, at an aggregate redemption price of $15.0 million plus accrued and unpaid dividends of approximately $6.9 million.

     Thereafter Parent made a distribution of $15 per share of Common Stock, or approximately $63.2 million in the aggregate, to all holders of record of Common Stock. Such holders included option holders whose vesting periods were accelerated as described under "Management -- Management Stock Purchases" and who exercised their outstanding stock options, but did not include shares of Common Stock sold to existing middle and senior level management as part of the Recapitalization.

     Following such distribution to the holders of Common Stock, Parent repurchased (i) 2,737,310 shares of Common Stock, which were originally sold together with shares of Parent Old Preferred, from the holders of such Common Stock (including GEI) (the "Selling Stockholders"), and (ii) the PE Warrant. The aggregate purchase price for the PE Warrant and the Common Stock to be repurchased from the Selling Stockholders was approximately $17.6 million in cash and $35.0 million of liquidation value of Parent New Preferred.

     As a result of the Recapitalization, the Selling Stockholders' ownership of Common Stock was reduced significantly. Their percentage ownership was reduced from 77.4% (based on the number of fully diluted shares of Common Stock immediately prior to the Recapitalization) to 41.7% (based on the number of fully diluted shares of Common Stock immediately after the Recapitalization). In addition, on a fully diluted basis, the 8.6% Common Stock interest of PE in respect of the PE Warrant was eliminated in its entirety.

PARENT EQUITY AND DEBT

     Parent's certificate of incorporation contains restrictions on transfer of its outstanding stock and grants to Parent, or Parent's assignee, a right of first refusal in the event of a proposed sale by any stockholder of Parent. In addition to the Common Stock, Parent has outstanding the Parent New Preferred and the Warrant issued with the Parent Discount Notes. See "Financing Arrangements -- Parent Discount Notes; Parent New Preferred." In connection with the Recapitalization, Parent, the Millers and GEI entered into a stockholders agreement (the "Stockholders Agreement") which, among other things, generally provides that GEI will vote its Common Stock (and will cause its affiliates to vote) in favor of the election of the Millers and an additional person designated by them to be directors of Parent. Likewise, the Millers agreed to vote their Common Stock (and will cause their affiliates to vote) in favor of the election of two persons designated by GEI to be directors of Parent. The Stockholders Agreement further provides that all such persons will cause Parent to vote the common stock of the Company in favor of the election of the same five persons as directors of the Company. The Stockholders Agreement and the respective certificates of incorporation of Parent and the Company contain a requirement for a supermajority director vote generally applicable to transactions not in the ordinary course of business. The Stockholders Agreement is generally for a term of ten (10) years, subject to earlier termination upon the occurrence of certain events, including if the Common Stock is listed or admitted to trading on a national securities exchange or quoted on The Nasdaq Stock Market's National Market.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH THRIFTY PAYLESS AND RITE AID CORPORATION

     Prior to September 1992, the Company was a wholly-owned subsidiary of Thrifty, which was in turn a wholly-owned subsidiary of PE. In December 1996, Thrifty was acquired by Rite Aid Corporation. References herein to "Rite Aid" in this Offering Memorandum include Rite Aid Corporation and its subsidiaries, including Thrifty PayLess, Inc. and Thrifty.

     As a result of the Company's prior relationship with Thrifty and its affiliates, the Company continues to maintain certain relationships with Rite Aid and PE. These relationships include continuing indemnification obligations of PE to the Company for certain environmental matters; agreements between the Company and PE with respect to various tax matters and obligations under ERISA (as defined), including the allocation of various tax obligations relating to the inclusion of the Company and each member of the affiliated group of which the Company is the common parent in certain consolidated and/or unitary tax returns of PE; and the subleases described below.

     The Company previously subleased the building and improvements of its Fontana, California distribution center from Thrifty Realty Company, a California corporation and a wholly-owned subsidiary of Thrifty. See
"Business -- Distribution." On March 5, 1996, as permitted by the terms of such sublease, the Company purchased the facility from MLTC for a purchase price of $8.9 million, thereby terminating such sublease. Concurrently with such purchase, the Company entered into a sale/leaseback transaction with respect to the distribution center.

     The Company subleases certain business equipment and other personal property from Thrifty, including the Company's point of sale system (the "Equipment"), pursuant to a Sublease (the "Sublease") dated as of September 25, 1992 between the Company and Thrifty, as subsequently amended. Thrifty currently holds a leasehold interest in the Equipment pursuant to an Amended and Restated Master Lease Agreement dated as of April 20, 1994 between MLTC, as lessor, and Thrifty, as lessee (the "Master Lease"). The Master Lease contains a non-disturbance and attornment agreement pursuant to which the Company's use and enjoyment of the Equipment will not be disturbed as a result of any default under the Master Lease provided that the Company is not in default under the Sublease.

     The Master Lease provides Thrifty with an option to purchase the Equipment, and the Sublease provides the Company with the same option. The Company's option to purchase is exercisable notwithstanding any default under the Master Lease provided the Company is not otherwise in default under the Sublease; however, in the event a default exists under the Master Lease, the Company's exercise of its purchase option requires the payment by the Company of all amounts due and payable under the Master Lease at the time of the consummation of the purchase pursuant to the exercise of such option. Such amounts may include rent, fees and other expenses that are not allocable to the Equipment (the "Excess Fees") if the same are due and payable but have not otherwise been paid by Thrifty. To the extent the Company is required to pay such Excess Fees, Thrifty is obligated under the Sublease to reimburse the Company for the full amount of such Excess Fees.

     The Company believes that all other material terms of the Sublease, including rent payments, are comparable to what could be obtained from an unrelated third party.

POTENTIAL CONFLICTS OF INTEREST; PAST TRANSACTIONS WITH AFFILIATES.

     Messrs. Danhakl and Seiffer of LGP hold two seats on the Board of Directors of the Company. Jonathan Sokoloff and Jennifer Holden Dunbar of LGP, who previously served as directors of the Company, hold two seats on the Board of Directors of Gart Sports Company ("Gart"). Also, affiliates of LGA have a controlling interest in Gart, and LGA and LGP are affiliates. Messrs. Danhakl and Seiffer may have conflicts of interest with respect to certain matters affecting the Company, such as potential business opportunities and business dealings between the Company and LGP and its affiliated companies.

     Gart recently announced that it signed an agreement to acquire Sportmart. Gart and Sportmart compete with the Company. Although Gart and Sportmart currently pursue different business strategies than the Company, they compete in some of the Company's markets and offer some of the same or similar merchandise, and there can be no assurance that the Company will not encounter increased competition from Gart or Sportmart in the future or that actions by either will not inhibit the Company's growth strategy. In addition, there can be no assurance that all potential conflicts will be resolved in a manner that is favorable to the Company, or that the Company will be offered business opportunities made available to Gart or Sportmart. The Company believes it is impossible to predict the precise circumstances under which future potential conflicts may arise and therefore intends to address potential conflicts on a case-by-case basis. Under Delaware law, directors have a fiduciary duty to act in good faith and in what they believe to be in the best interest of the corporation and its stockholders. Such duties include the duty to refrain from impermissible self-dealing and to deal fairly with respect to transactions in which the directors, or other companies with which such directors are affiliated, have an interest.

OWNERSHIP OF OLD SUBORDINATED NOTES BY AFFILIATES

     Certain of the Old Subordinated Notes that were defeased and repaid as a result of the Recapitalization were owned by certain of the Selling Stockholders and by affiliates of GEI.

CONSULTING FEES

     As consideration for the provision of ongoing management and financial advisory services, the Company pays LGA certain fees. See "Management -- Compensation of Directors."

                             FINANCING ARRANGEMENTS

CIT CREDIT FACILITY

     In connection with the Recapitalization, the lender amended the Company's then-current credit facility to provide a five year, non-amortizing, $125.0 million revolving credit facility, the CIT Credit Facility, which is the Company's principal senior financing arrangement. Although the Notes are senior unsecured obligations of the Company, the payment of principal of, and interest on, the Notes will be effectively subordinated to the prior payment of the CIT Credit Facility because the latter is secured Indebtedness and the Notes are unsecured Indebtedness. As of November 23, 1997, there were borrowings of $63.9 million and letter of credit commitments of $6.4 million outstanding under the CIT Credit Facility.

     Subject to certain terms and conditions, the CIT Credit Facility permits the Company to obtain revolving loans up to a maximum aggregate principal amount that, together with the aggregate undrawn amount of all outstanding letters of credit and of all unreimbursed amounts drawn under letters of credit, does not exceed the lesser of $125.0 million and the Borrowing Base (as defined therein), which is generally equal to 70% of the aggregate value of Eligible Inventory (as defined therein) during November through February and 65% of the aggregate value of Eligible Inventory during the remaining months of the year. The value of the Company's Eligible Inventory as of November 23, 1997 was approximately $161.1 million. The Company may elect (provided it is not in default), to have interest determined under the CIT Credit Facility with reference to LIBOR or Chase Manhattan Bank's prime lending rate. Loans under the CIT Credit Facility bear interest based on the Company's performance, with a floor of LIBOR plus 1.5% or the Chase Manhattan Bank's prime lending rate and a ceiling of LIBOR plus 2.5% or the Chase Manhattan Bank's prime lending rate plus 0.75%. Loans under the CIT Credit Facility currently bear interest at a rate of LIBOR plus 2.0% or the Chase Manhattan Bank prime lending rate plus 0.25%. While an Event of Default (as defined therein) is continuing, interest is payable at a rate per annum equal to 2.0% in excess of the otherwise applicable rate.

     The CIT Credit Facility requires a monthly payment of an unused line of credit fee equal to 0.325% per annum on the average daily amount by which the $125.0 million line of credit exceeds the sum of the average daily outstanding revolving loans and the average daily undrawn face amount of outstanding letters of credit.

     Subject to certain terms and conditions, the Company may request that the lenders party to the CIT Credit Facility assist the Company in obtaining letters of credit in amounts not exceeding $15.0 million in the aggregate. With respect to letters of credit, in addition to customary fees and charges by the issuing bank, the Company is required to pay a letter of credit guaranty fee to the agent on the undrawn amount of such letter of credit at a rate equal to 1.25% per annum (3.25% per annum while any Event of Default is continuing).

     The CIT Credit Facility has an initial term of five years, after which it is renewable for successive one-year periods unless terminated by either party. Revolving loans under the CIT Credit Facility are non-amortizing during the term thereof and become due and payable upon termination. Subject to certain limitations set forth in the CIT Credit Facility, the Company may borrow, repay and reborrow the revolving loans throughout the term of the CIT Credit Facility. Upon notice, the Company may at any time, permanently and irrevocably reduce the line of credit available under the CIT Credit Facility, without penalty, provided that each such reduction is for a minimum of $5.0 million. The Company is obligated to pay an early termination fee if the Company terminates the CIT Credit Facility in full prior to the end of the initial five-year term.

     The CIT Credit Facility is secured by the Company's trade accounts receivable, merchandise inventories and general intangible assets (including trademarks and tradenames) of the Company and is also guaranteed by Parent which guarantee is secured by Parent's pledge of all of the Company's issued and outstanding Common Stock. The CIT Credit Facility contains covenants restricting the ability of the Company to, among other things, incur additional debt, merge or consolidate with or invest in other companies, sell or lease or otherwise transfer all or substantially all of its properties or assets, make certain payments with respect to its outstanding capital stock, and engage in certain transactions with affiliates. The CIT Credit Facility includes covenants that, among other things, limit the Company's ability to incur debt or make certain payments with respect to its outstanding capital stock, and require the Company to comply, during each quarter, with certain financial covenants. In addition, the CIT Credit Facility contains certain customary representations, warranties and covenants found in credit agreements of this nature.

PARENT DISCOUNT NOTES

     As part of the Recapitalization, Ares Leveraged Investment Fund, L.P., purchased senior discount notes in an aggregate principal amount at maturity of $48.2 million maturing on November 30, 2008 (the "Parent Discount Notes") from Parent. The Parent Discount Notes were issued with the Warrant for aggregate consideration of $24.5 million. The Parent Discount Notes are senior unsecured obligations of Parent. Cash interest will not accrue on the Parent Discount Notes prior to November 30, 2002, and the Parent Discount Notes will accrete at a rate equal to 13.45% per annum (the "Coupon Rate") on a notional principal amount of $25.0 million. Thereafter, cash interest on the Parent Discount Notes will accrue at the Coupon Rate per annum and will be payable semiannually in arrears on each May 31 and November 30, commencing in May 2003.

     The Parent Discount Notes are redeemable at the option of Parent, in whole or in part, on or after November 30, 2002 at the redemption prices set forth in the Parent Discount Notes indenture. In addition, the Parent Discount Notes indenture contains covenants that, among other things, limit the ability of Parent to enter into certain mergers or consolidations or incur certain liens and of Parent and its subsidiaries to incur additional indebtedness, pay dividends and make certain other restricted payments and engage in certain transactions with affiliates. Under certain circumstances, including a change in control (as defined in the Parent Discount Notes indenture), Parent will be required to make an offer to purchase the Parent Discount Notes at prices specified in the Parent Discount Notes indenture. The Parent Discount Notes indenture contains certain customary events of default, which will include the failure to pay interest and principal, the failure to comply with certain covenants in the Parent Discount Notes or certain events occurring under bankruptcy laws.

PARENT NEW PREFERRED

     The Parent New Preferred has a liquidation preference over the Common Stock equal to the initial liquidation value of the Parent New Preferred plus accrued and unpaid dividends thereon. Such initial liquidation value is $35.0 million. The Parent New Preferred is subject to a mandatory redemption on November 13, 2009 at 100% of the liquidation preference plus accrued and unpaid dividends. Parent may redeem the Parent New Preferred after five years, at its liquidation preference plus accrued and unpaid dividends and a stated premium. The Parent New Preferred bears cumulative dividends at the rate of 13.45% per annum. Dividends may, at the option of the Parent, be paid in cash or by adding to the liquidation preference of the Parent New Preferred an amount equal to the dividends then accrued and payable. The Parent New Preferred may, subject to certain conditions, be exchanged at the option of the Parent into Subordinated Exchange Debentures, which shall have terms substantially similar to those of the Parent New Preferred.

                            DESCRIPTION OF THE NOTES

     Set forth below is a summary of certain provisions of the New Notes. The Old Notes were issued and the New Notes will be issued pursuant to Indenture. The form and terms of the New Notes are the same as the form and terms of the Old Notes except that (i) the New Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (ii) the holders of the New Notes generally will not be entitled to certain rights under the Registration Rights Agreement or with respect to liquidated damages, which rights generally will terminate upon consummation of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture. Where the Indenture requires approval of or action by a specified percentage of Holders, Holders of New Notes shall be aggregated with Holders of any Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer. The following summaries of certain provisions of the Indenture are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the Indenture. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Indenture. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference. A copy of the form of Indenture is available upon request.

GENERAL

     The Old Notes are and the New Notes will be general unsecured obligations of the Company, limited in aggregate principal amount to $131.0 million, and rank and will rank senior in right of payment to all existing and future Indebtedness of the Company that is subordinated to the Notes and rank and will rank pari passu in right of payment with all current and future unsubordinated Indebtedness of the Company; provided, however, that certain Indebtedness of the Company currently is and may in the future be secured by assets held by the Company, subject to certain restrictions described herein. As of November 23, 1997, the Company had $63.9 million of long-term Indebtedness ranking pari passu with the Old Notes and which would rank pari passu with the New Notes, all of which constituted secured Indebtedness under the CIT Credit Facility. The Old Notes are and the New Notes will be jointly and severally irrevocably and unconditionally guaranteed by each of the Company's future Subsidiaries (the "Subsidiary Guarantors"). The Guarantees will be general unsecured obligations of the Subsidiary Guarantors and will rank senior in right of payment to all future Indebtedness of the Subsidiary Guarantors that is subordinated to the Guarantees and will rank pari passu in right of payment with all future unsubordinated Indebtedness of the Subsidiary Guarantors; provided, however, that certain Indebtedness of the Subsidiary Guarantors may in the future be secured by assets held by Subsidiary Guarantors, subject to certain restrictions described herein. The obligations of each Subsidiary Guarantor under its guarantee, however, will be limited in a manner intended to avoid it being deemed a fraudulent conveyance under applicable law. See "Certain Bankruptcy Limitations" and "Risk Factors -- Fraudulent Transfer Considerations." The term "Subsidiaries" as used herein, however, does not include Unrestricted Subsidiaries. The Old Notes were issued and the New Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

     The Notes will mature on November 15, 2007. The Notes will bear interest at the rate per annum stated on the cover page hereof from the date of issuance or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on May 15 and November 15 of each year, commencing May 15, 1998, to the persons in whose names such Notes are registered at the close of business on the May 1 or November 1 immediately preceding such Interest Payment Date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     Principal of, premium, if any, and interest and Liquidated Damages, if any, on the Notes will be payable, and the Notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York. Except as set forth below, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at the addresses set forth upon the registry books of the Company. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee presently located at the office of the Trustee in the Borough of Manhattan, The City of New York.

CERTAIN BANKRUPTCY LIMITATIONS

     Each Subsidiary Guarantor will guarantee the Company's obligations with respect to the Notes, as provided under "Future Subsidiary Guarantors" below. Holders of the Notes will be direct creditors of each Subsidiary Guarantor by virtue of its guarantee. Nonetheless, in the event of the bankruptcy or financial difficulty of a Subsidiary Guarantor, such Subsidiary Guarantor's obligations under its guarantee may be subject to review and avoidance under state and federal fraudulent transfer laws. Among other things, such obligations may be avoided if a court concludes that such obligations were incurred for less than reasonably equivalent value or fair consideration at a time when the Subsidiary Guarantor was insolvent, was rendered insolvent, or was left with inadequate capital to conduct its business. A court would likely conclude that a Subsidiary Guarantor did not receive reasonably equivalent value or fair consideration to the extent that the aggregate amount of its liability on its guarantee exceeds the economic benefits it receives in the Offering. The obligations of each Subsidiary Guarantor under its guarantee will be limited in a manner intended to cause it not to be a fraudulent conveyance under applicable law, although no assurance can be given that a court would give the holder the benefit of such provision. See "Risk Factors -- Fraudulent Transfer Considerations."

     If the obligations of a Subsidiary Guarantor under its guarantee were avoided, Holders of Notes would have to look to the assets of any remaining Subsidiary Guarantors and the Company for payment. There can be no assurance in that event that such assets would suffice to pay the outstanding principal and interest on the Notes.

OPTIONAL REDEMPTION

     The Company will not have the right to redeem any Notes prior to November 15, 2002 (other than out of the Net Cash Proceeds of a Public Equity Offering of common stock, as described in the next paragraph). The Notes will be redeemable for cash at the option of the Company, in whole or in part, at any time on or after November 15, 2002, upon not less than 30 days nor more than 60 days notice to each holder of Notes, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing November 15 of the years indicated below, in each case (subject to the right of Holders of record on a Record Date to receive the corresponding interest due (and the corresponding Liquidated Damages due, if any) on an Interest Payment Date corresponding to such Record Date that is on or prior to such Redemption Date) together with accrued and unpaid interest and Liquidated Damages, if any, thereon to the Redemption Date:

                                          YEAR                            PERCENTAGE
                --------------------------------------------------------  -------
                2002....................................................  105.475%
                2003....................................................  103.650%
                2004....................................................  101.825%
                2005 and thereafter.....................................  100.000%

     Notwithstanding the foregoing, at any time on or prior to November 15, 2000, the Company may redeem, on one or more occasions, up to an aggregate of 35% of the aggregate principal amount of the Notes originally outstanding at a redemption price equal to 110.95% of the principal amount thereof, (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date) together with accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption, with cash from the Net Cash Proceeds to the Company of one or more Public Equity Offerings; provided, that at least 65% of the aggregate principal amount of the Notes originally outstanding remain outstanding immediately after the occurrence of each such redemption; provided, further, that such notice of redemption shall be sent within 30 days after the date of closing of any such Public Equity Offering, and such redemption shall occur within 60 days after the date such notice is sent.

     In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

     The Notes will not have the benefit of any sinking fund.

     Notice of any redemption will be sent, by first class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of the Registrar. Any notice which relates to a Note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the date of redemption, upon surrender of such Note, a new Note or Notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption, unless the Company defaults in the payment thereof.

CERTAIN COVENANTS

  Repurchase of Notes at the Option of the Holder Upon a Change of Control

     The Indenture provides that in the event that a Change of Control has occurred, each holder of Notes will have the right, at such holder's option, pursuant to an offer (subject only to conditions required by applicable law, if any) by the Company (the "Change of Control Offer"), to require the Company to repurchase all or any part of such holder's Notes (provided, that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on a date (the "Change of Control Purchase Date") that is no later than 45 Business Days after the occurrence of such Change of Control, at a cash price equal to 101% of the principal amount thereof (the "Change of Control Purchase Price"), together with accrued and unpaid interest and Liquidated Damages, if any, to the Change of Control Purchase Date. The Change of Control Offer shall be made within 15 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement (the "Change of Control Offer Period"). Upon expiration of the Change of Control Offer Period, the Company promptly shall purchase all Notes properly tendered in response to the Change of Control Offer.

     As used herein, a "Change of Control" means (i) any merger or consolidation of the Company or Parent with or into any person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company or Parent on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than any Excluded Person or Excluded Persons or Parent, is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the transferee(s) or surviving entity or entities, (ii) any "person" or "group," other than any Excluded Person or Excluded Persons or Parent, is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of Capital Stock of the Company then outstanding normally entitled to vote in elections of directors, provided that any "person" or "group" will be deemed to be the Beneficial Owner of any Capital Stock of the Company held by Parent so long as such person or group is the Beneficial Owner of, directly or indirectly, in the aggregate a majority of the Capital Stock of Parent then outstanding normally entitled to vote in elections of directors, (iii) during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors of either the Company or Parent (together, in each case, with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company or Parent was approved by LGP or a Related Party of LGP or by the Excluded Persons or by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company or Parent then in office, as applicable, or (iv) at any time after the Issue Date, the Company no longer continues, for Federal income tax purposes, to be a member of the affiliated group of Parent under circumstances that would accelerate the unrealized gain in respect of Parent's investment account in the Company.

     On or before the Change of Control Purchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest and Liquidated Damages, if any), of all Notes so tendered and (iii) deliver to the Trustee Notes so accepted together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent promptly will pay the Holders of Notes so accepted an amount equal to the Change of Control Purchase Price (together with accrued and unpaid interest and Liquidated Damages, if any), and the Trustee promptly will authenticate and deliver to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered. Any Notes not so accepted will be delivered promptly by the Company to the Holder thereof. The Company publicly will announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

     The indenture governing the terms of the Parent Discount Notes provides that, prior to making an offer to purchase Parent Discount Notes upon a change of control as defined under such indenture, but in any event within 90 days following such a change of control, Parent will either repay all outstanding Indebtedness of its subsidiaries (including the Company and any Subsidiary Guarantors) or obtain the requisite consents, if any, under the Credit Agreement and the Notes to permit the repurchase of the Parent Discount Notes as required by the Parent Discount Note indenture.

     The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company and the removal of incumbent management. The phrase "all or substantially all" of the assets of the Company will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred. In addition, no assurances can be given that the Company will be able to acquire Notes tendered upon the occurrence of a Change of Control.

     Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws and any provisions of the Indenture which conflict with such laws shall be deemed to be superseded by the provisions of such laws.

     If the Change of Control Purchase Date hereunder is on or after an interest payment Record Date and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages, if any, due on such Interest Payment Date) will be paid to the person in whose name a Note is registered at the close of business on such Record Date, and such interest (and Liquidated Damages, if applicable) will not be payable to Holders who tender the Notes pursuant to the Change of Control Offer.

  Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock

     The Indenture provides that, except as set forth in this covenant, the Company and the Subsidiary Guarantors will not, and will not permit any of their Subsidiaries to, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an Acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to "incur" or, as appropriate, an "incurrence"), any Indebtedness or any Disqualified Capital Stock (including Acquired Indebtedness), other than Permitted Indebtedness. Notwithstanding the foregoing, if (i) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such incurrence of Indebtedness (including, without duplication, guarantees of Indebtedness of the Company and the Subsidiary Guarantors otherwise permitted by the Indenture) or Disqualified Capital Stock and (ii) on the date of such incurrence (the "Incurrence Date"), the Consolidated Coverage Ratio of the Company for the Reference Period immediately preceding the Incurrence Date, after giving effect on a pro forma basis to such incurrence of such Indebtedness (without duplication) or Disqualified Capital Stock and, to the extent set forth in the definition of Consolidated Coverage Ratio, the use of proceeds thereof, would be at least 2.0 to l (the "Debt Incurrence Ratio"), then the Company may incur such Indebtedness or Disqualified Capital Stock and the Subsidiary Guarantors may incur such Indebtedness other than Disqualified Capital Stock.

     In addition, the foregoing limitations will not apply to:

          (a) the incurrence by the Company or any Subsidiary Guarantor of Purchase Money Indebtedness on or after the Issue Date, provided, that (i) the aggregate principal amount of such Indebtedness incurred on or after the Issue Date and outstanding at any time pursuant to this paragraph (a) (including any Indebtedness issued to refinance, replace or refund such Indebtedness) shall not exceed $20.0 million, and (ii) in each case, such Indebtedness as originally incurred shall not constitute more than 100% of the cost (determined in accordance with GAAP) to the Company or such Subsidiary Guarantor, as applicable, of the property so purchased or leased;

          (b) the incurrence by the Company or any Subsidiary Guarantor of Indebtedness in an aggregate principal amount outstanding at any time (including Indebtedness incurred to refinance, replace or refund such Indebtedness) of up to $15.0 million (which may be incurred pursuant to the Credit Agreement); and

          (c) the incurrence by the Company or any Subsidiary Guarantor of Indebtedness pursuant to the Credit Agreement up to an aggregate principal amount outstanding at any time (including any Indebtedness incurred to refinance, replace or refund such Indebtedness) of $125.0 million, minus the amount of any such Indebtedness retired with the Net Cash Proceeds from any Asset Sale or assumed by a transferee in an Asset Sale.

     Indebtedness or Disqualified Capital Stock of any Person which is outstanding at the time such Person becomes a Subsidiary of the Company (including upon designation of any subsidiary or other person as a Subsidiary) or is merged with or into or consolidated with the Company or a Subsidiary of the Company shall be deemed to have been incurred at the time such Person becomes such a Subsidiary of the Company or is merged with or into or consolidated with the Company or a Subsidiary of the Company, as applicable.

     Notwithstanding anything to the contrary contained in the Indenture, (i) the Subsidiary Guarantors each may guaranty Indebtedness of the Company or any other Subsidiary Guarantor that is permitted to be incurred under the Indenture, either at the time such Subsidiary Guarantor becomes a Guarantor of the Notes or if later the time the Company or such other Subsidiary Guarantor incurs such Indebtedness, and (ii) the Company may guaranty Indebtedness of any Subsidiary Guarantor permitted to be incurred under the Indenture.

     Notwithstanding anything to the contrary contained in the Indenture, the Company and the Subsidiary Guarantors will not, and will not permit any of their Subsidiaries to, incur any Indebtedness that is contractually subordinate to any other Indebtedness of the Company or any Subsidiary Guarantor unless such Indebtedness is at least as subordinate to the Notes and the Guarantees, as applicable.

  Limitation on Restricted Payments

     The Indenture provides that the Company and the Subsidiary Guarantors will not, and will not permit any of their Subsidiaries to, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a pro forma basis, (1) a Default or an Event of Default shall have occurred and be continuing, (2) the Company is not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio in the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," or (3) the aggregate amount of all Restricted Payments made by the Company and its Subsidiaries, including after giving effect to such proposed Restricted Payment, from and after the Issue Date, would exceed the sum of (a) 50% of the aggregate Consolidated Net Income of the Company for the period (taken as one accounting period), commencing on the first day after the Issue Date, to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit), plus (b) the aggregate Net Cash Proceeds received by the Company as a Capital Contribution or from the sale of the Company's Qualified Capital Stock (other than in each case (i) to a Subsidiary of the Company, (ii) to the extent applied in connection with a Qualified Exchange, (iii) to the extent applied to repurchase Capital Stock pursuant to clause (g) of the definition of Permitted Payments and (iv) to the extent received by the Company or any Subsidiary Guarantor pursuant to clause (c) or (d) of the definition of Permitted Payments) after the Issue Date.

     The provisions of the immediately preceding paragraph will not prohibit or be violated by (A) a Qualified Exchange; (B) the payment or making of any Restricted Payment within 60 days after the date of declaration thereof or the making of any binding commitment in respect thereof, if at said date of declaration or commitment, such Restricted Payment would have complied with the provisions contained in clauses (1), (2) and (3) of the immediately preceding paragraph; and (C) Permitted Payments. The full amount of any Restricted Payment made pursuant to the foregoing clause (B) (but not pursuant to clauses (A) or (C)) of the immediately preceding sentence, however, will be deducted in the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (3) of the immediately preceding paragraph.

     Additionally, the foregoing clause (3) of the first paragraph of this covenant will not prohibit any payment of cash dividends to Parent on or after May 15, 2003, in each case (i) made not less than 2 Business Days nor more than 15 Business Days after the then most recent Interest Payment Date, provided the Company shall have first paid to the Holders all interest (and Liquidated Damages, if any) due and owing on the Notes on or prior to such Interest Payment Date, and (ii) the proceeds of which are used by Parent concurrently with such payment to make a scheduled interest payment on the Parent Discount Notes as required by the terms of the Parent Discount Notes in effect on the Issue Date. The full amount of any Restricted Payment made pursuant to this paragraph, however, will be deducted in the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (3) of the first paragraph of this covenant.

     For purposes of this covenant, the amount of any Restricted Payment, if other than in cash, shall be the fair market value thereof, as determined in the good faith reasonable judgment of the Board of Directors of the Company.

  Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

     The Indenture provides that the Company and the Subsidiary Guarantors will not, and will not permit any of their Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual restriction on the ability of any Subsidiary of the Company to pay dividends or make other distributions to or on behalf of, or to pay any obligation to or on behalf of, or otherwise to transfer assets or property to or on behalf of, or make or pay loans or advances to or on behalf of, the Company or any Subsidiary of the Company, except (a) restrictions imposed by the Notes or the Indenture or by other indebtedness of the Company (which may also be guaranteed by the Subsidiary Guarantors) ranking pari passu with the Notes or the Guarantees, as applicable, provided such restrictions are not materially more restrictive than those imposed by the Indenture and the Notes, (b) restrictions imposed by applicable law, (c) existing restrictions under Indebtedness outstanding on the Issue Date, (d) restrictions under any Acquired Indebtedness not incurred in violation of the Indenture or any agreement relating to any property, asset, or business acquired by the Company or any of its Subsidiaries, which restrictions in each case existed at the time of acquisition, were not put in place in connection with or in anticipation of such acquisition and are not applicable to any person, other than the person acquired, or to any property, asset or business, other than the property, assets and business so acquired, (e) any such restriction or requirement imposed by Indebtedness incurred under the Credit Agreement in accordance with the Indenture, provided such restriction or requirement is not materially more restrictive than that imposed by the CIT Credit Facility as of the Issue Date, (f) restrictions with respect solely to a Subsidiary of the Company imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Equity Interests or assets of such Subsidiary, provided such restrictions apply solely to the Equity Interests or assets of such Subsidiary which are being sold, (g) restrictions on transfer contained in Purchase Money Indebtedness incurred pursuant to paragraph
(a) of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," provided such restrictions relate only to the transfer of the property acquired with the proceeds of such Purchase Money Indebtedness, and (h) in connection with and pursuant to permitted Refinancings, replacements of restrictions imposed pursuant to clauses (a), (c), (d), (e) or
(g) of this paragraph that are not materially more restrictive than those being replaced and do not apply to any other person or assets than those that would have been covered by the restrictions in the Indebtedness so refinanced. Notwithstanding the foregoing, neither (a) customary provisions restricting subletting or assignment of any lease entered into in the ordinary course of business, consistent with industry practice, nor (b) Liens permitted under the terms of the Indenture shall in and of themselves be considered a restriction on the ability of the applicable Subsidiary to transfer such agreement or assets, as the case may be.

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  Limitation on Liens Securing Indebtedness

     The Company and the Subsidiary Guarantors will not, and will not permit any of their Subsidiaries to, create, incur, assume or suffer to exist, to secure any Indebtedness, any Lien of any kind, other than Permitted Liens, upon any of their respective assets now owned or acquired on or after the date of the Indenture or upon any income or profits therefrom unless the Company provides, and causes its Subsidiaries to provide, concurrently therewith or immediately thereafter, that the Notes and the Guarantees, as applicable, are equally and ratably so secured for so long as such Indebtedness so secured remains outstanding; provided that, if such Indebtedness is Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness shall be subordinate and junior to the Lien securing the Notes with the same relative priority as such Subordinated Indebtedness shall have with respect to the Notes; provided, further, that, in the case of Indebtedness of a Subsidiary Guarantor, if such Subsidiary Guarantor shall cease to be a Subsidiary Guarantor in accordance with the provisions of the Indenture, such equal and ratable Lien to secure the Notes shall, without any further action, cease to exist.

  Limitation on Sale of Assets and Subsidiary Stock

     The Indenture provides that the Company and the Subsidiary Guarantors will not, and will not permit any of their Subsidiaries to, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of its property, business or assets (other than cash or Cash Equivalents), including by merger or consolidation (in the case of a Subsidiary Guarantor), and including any sale or other transfer or issuance of any Equity Interests (other than directors qualifying shares) of any Subsidiary of the Company, whether by the Company or a Subsidiary of the Company, and including (except as provided in clause (vi) of the third paragraph of this covenant) any Sale and Leaseback Transaction (any of the foregoing, an "Asset Sale"), unless (l)(a) within 360 days after the date of such Asset Sale, the Net Cash Proceeds therefrom (the "Asset Sale Offer Amount") are applied to the optional redemption of the Notes in accordance with the terms of the Indenture and other Indebtedness of the Company ranking on a parity with the Notes from time to time outstanding with similar provisions requiring the Company to make an offer to purchase or to redeem such Indebtedness with the proceeds from asset sales, pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the Notes and such other Indebtedness then outstanding or to the repurchase of the Notes and such other Indebtedness pursuant to a cash offer (subject only to conditions required by applicable law, if any) (pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the Notes and such other Indebtedness then outstanding) (the "Asset Sale Offer") at a purchase price of 100% of principal amount (or accreted value in the case of Indebtedness issued with an original issue discount) (the "Asset Sale Offer Price") together with accrued and unpaid interest and Liquidated Damages, if any, to the date of payment, made within 360 days of such Asset Sale, or (b) within 360 days following such Asset Sale, the Asset Sale Offer Amount is used (i) to make one or more Acquisitions or invested in assets and property (other than notes, bonds, obligations and securities) which in the good faith reasonable judgment of the Board of Directors of the Company will constitute or be a part of a Related Business of the Company or such Subsidiary (if it continues to be a Subsidiary) immediately following such transaction or (ii) to retire permanently Indebtedness incurred under the Credit Agreement pursuant to paragraph (c) of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock" (including that in the case of a revolver or similar arrangement that makes credit available, such commitment is so permanently reduced by such amount), (2) at least 75% of the consideration for such Asset Sale or series of related Asset Sales consists of cash or Cash Equivalents, provided that (x) the amount of any liabilities (as shown on the Company's most recent consolidated balance sheet) of the Company or any Subsidiary (other than Subordinated Indebtedness) that are assumed by the transferee in such Asset Sale (provided that the Company and its Subsidiaries are released from all obligations in respect thereof) and (y) any notes or other obligations received by the Company or any such Subsidiary Guarantor from such transferee that are promptly (but in no event more than 90 days after receipt) converted by the Company or such Subsidiary Guarantor into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents, as the case may be, received), shall be deemed to be cash or Cash Equivalents, as the case may be, for purposes of this provision, and such cash and Cash Equivalents shall be deemed to be Net Cash

Proceeds received from the Asset Sale of the related property sold for such notes or other obligations, for purposes of this covenant, and, provided, further, this clause (2) shall not apply to the sale or disposition of assets as a result of a foreclosure (or a secured party taking ownership of such assets in lieu of foreclosure) or as a result of an involuntary proceeding in which the Company cannot, directly or through its Subsidiaries, direct the type of proceeds received, and (3) with respect to any Asset Sale or series of related Asset Sales, the Net Cash Proceeds of which exceed $500,000, the Board of Directors of the Company determines in good faith that the Company or such Subsidiary, as applicable, receives fair market value for such Asset Sale.

     The Indenture provides that an acquisition of Notes pursuant to an Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in clause 1(b) above (the "Excess Proceeds") exceeds $10 million and that each Asset Sale Offer shall remain open for 20 Business Days following its commencement (the "Asset Sale Offer Period"). Upon expiration of the Asset Sale Offer Period, the Company shall apply the Asset Sale Offer Amount plus an amount equal to accrued and unpaid interest and Liquidated Damages, if any, to the purchase of all Indebtedness properly tendered (on a pro rata basis if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price (together with accrued interest and Liquidated Damages, if any). To the extent that the aggregate amount of Indebtedness tendered pursuant to an Asset Sale Offer is less than the Asset Sale Offer Amount, the Company may use any remaining Net Cash Proceeds for general corporate purposes as otherwise permitted by the Indenture and following each Asset Sale Offer the Excess Proceeds amount shall be reset to zero.

     Notwithstanding the foregoing provisions of this covenant, the following transactions shall not be deemed Asset Sales:

          (i) the Company and the Subsidiary Guarantors may, in the ordinary course of business, convey, sell, lease, transfer, assign or otherwise dispose of property in the ordinary course of business;

          (ii) the Company and the Subsidiary Guarantors may (x) convey, sell, lease, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the limitation on mergers, sales or consolidations provisions in the Indenture, (y) make Restricted Payments permitted by the covenant "Limitation on Restricted Payments" and (z) engage in Exempted Affiliate Transactions;

          (iii) the Company and the Subsidiary Guarantors may convey, sell, transfer, assign or otherwise dispose of assets or issue Capital Stock to the Company or any of the Subsidiary Guarantors;

          (iv) the Company and the Subsidiary Guarantors may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of the business of the Company or such Subsidiary Guarantor, as applicable;

          (v) the Company and the Subsidiary Guarantors may exchange assets held by the Company or a Subsidiary Guarantor for assets held by any person or entity; provided that (i) the assets received by the Company or a Subsidiary Guarantor in any such exchange in the good faith reasonable judgment of the Board of Directors of the Company will immediately constitute, be a part of, or be used in, a Related Business, (ii) the Board of Directors of the Company has determined that the terms of any exchange are fair and reasonable, and (iii) any such exchange shall be deemed to be an Asset Sale to the extent that the Company or any Subsidiary Guarantor receive cash or Cash Equivalents in such exchange;

          (vi) the Company and each of the Subsidiary Guarantors may engage in Sale and Leaseback Transactions with respect to property acquired after the Issue Date (other than property acquired in exchange for or with the proceeds from the sale or other disposition of property held by the Company or any Subsidiary Guarantor on the Issue Date);

          (vii) the Company and each of the Subsidiary Guarantors may liquidate Cash Equivalents in the ordinary course of business;

          (viii) the Company and each of the Subsidiary Guarantors may create or assume Liens (or permit any foreclosure thereon) not prohibited by the Indenture;

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

          (ix) the Company and each of the Subsidiary Guarantors may surrender or waive contract rights or the settlement, release or surrender of contract, tort or other claims of any kind; and

          (x) the Company and the Subsidiary Guarantors, collectively, may convey, sell, transfer, assign or otherwise dispose of assets having an aggregate fair market value not exceeding $2.0 million in any fiscal year.

     All Net Cash Proceeds from an Event of Loss (other than the proceeds of any business interruption insurance) shall be invested or otherwise used as provided in clause 1 of the first paragraph of this covenant, all within 18 months from the occurrence of such Event of Loss.

     Any Asset Sale Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws and any provisions of the Indenture which conflict with such laws shall be deemed to be superseded by the provisions of such laws.

     If the payment date in connection with an Asset Sale Offer hereunder is on or after an interest payment Record Date and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages due on such Interest Payment Date, if any) will be paid to the person in whose name a Note is registered at the close of business on such Record Date, and such interest (and Liquidated Damages, if applicable) will not be payable to Holders who tender Notes pursuant to such Asset Sale Offer.

  Limitation on Transactions with Affiliates

     The Indenture provides that neither the Company nor any of the Subsidiary Guarantors will be permitted after the Issue Date to enter into any contract, agreement, arrangement or transaction with any Affiliate (an "Affiliate Transaction"), or any series of related Affiliate Transactions (other than Exempted Affiliate Transactions), unless the terms of such Affiliate Transaction are fair and reasonable to the Company or such Subsidiary Guarantor, as the case may be, and are at least as favorable as the terms which could reasonably be expected to be obtained by the Company or such Subsidiary Guarantor, as the case may be, in a comparable transaction made on an arm's length basis with persons who are not Affiliates.

     Without limiting the foregoing, in connection with any Affiliate Transaction or series of related Affiliate Transactions (other than Exempted Affiliate Transactions) (1) involving consideration to either party in excess of $1.0 million, the Company must deliver an Officers' Certificate to the Trustee, stating that the terms of such Affiliate Transaction are fair and reasonable to the Company, and no less favorable to the Company than could reasonably be expected to have been obtained in an arm's length transaction with a non-Affiliate, and (2) involving consideration to either party in excess of $5.0 million, the Company must also, prior to the consummation thereof, obtain a favorable written opinion as to the fairness of such transaction to the Company from a financial point of view from an independent investment banking firm of national reputation or, if pertaining to a matter for which such investment banking firms do not customarily render such opinions, an appraisal or valuation firm of national reputation; provided, that this sentence shall not apply to the sale or purchase of products by the Company or its Subsidiaries to or from any Affiliate of LGP or any Related Party thereof, which sale or purchase is in the ordinary course of business and in accordance with industry practice.

  Limitation on Merger, Sale or Consolidation

     The Indenture provides that the Company will not consolidate with or merge with or into another person or, directly or indirectly, sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons or adopt a plan of liquidation, unless (i) either (a) the Company is the continuing entity or (b) the resulting, surviving or transferee entity or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Notes and the Indenture;
(ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction;

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

(iii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the consolidated surviving or transferee entity or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation is at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction; and (iv) immediately after giving effect to such transaction on a pro forma basis, the consolidated resulting, surviving or transferee entity or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio set forth in the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock."

     Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company or consummation of a plan of liquidation in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation shall succeed to and (except in the case of a lease) be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and (except in the case of a lease) the Company shall be released from the obligations under the Notes and the Indenture except with respect to any obligations that arise from, or are related to, such transaction.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries, the Company's interest in which constitutes all or substantially all of the properties and assets of the Company shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

  Limitation on Lines of Business

     The Indenture provides that neither the Company nor any of its Subsidiaries shall directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which, in the reasonable good faith judgment of the Board of Directors of the Company, is a Related Business.

  Restriction on Sale and Issuance of Subsidiary Stock

     The Indenture provides that the Company will not sell, and the Subsidiary Guarantors will not issue or sell, any shares of Capital Stock (other than directors qualifying shares) of any Subsidiary of the Company to any person other than the Company or a wholly owned Subsidiary of the Company, except for shares of common stock with no preferences or special rights or privileges and with no redemption or prepayment provisions. Notwithstanding the foregoing, (a) the Company and the Subsidiary Guarantors may consummate an Asset Sale of all of the Capital Stock owned by the Company and the Subsidiary Guarantors of any Subsidiary and (b) the Company or any Subsidiary Guarantor may pledge, hypothecate or otherwise grant a Lien on any Capital Stock of any Subsidiary to the extent not prohibited under the covenant "Limitation on Liens."

  Future Subsidiary Guarantors

     The Indenture provides that all future Subsidiaries of the Company jointly and severally will guaranty irrevocably and unconditionally all principal, premium, if any, and interest and Liquidated Damages, if any, on the Notes on a basis senior in right of payment to all existing and future subordinated Indebtedness of such Subsidiaries. The term Subsidiary does not include Unrestricted Subsidiaries.

  Limitation on Merger of Subsidiary Guarantors and Release of Subsidiary Guarantors

     The Indenture provides that no Subsidiary Guarantor shall consolidate or merge with or into (whether or not such Subsidiary Guarantor is the surviving person) another person unless (i) subject to the provisions of the following paragraph and certain other provisions of the Indenture, the person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such

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

Subsidiary Guarantor pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such person shall unconditionally guarantee, on a basis senior in right of payment to all existing and future subordinated Indebtedness of such person, all of such Subsidiary Guarantor's obligations under such Subsidiary Guarantor's guarantee and the Indenture on the terms set forth in the Indenture; and (ii) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred or be continuing.

     Upon the sale or disposition (whether by merger, stock purchase, asset sale or otherwise) of a Subsidiary Guarantor (or all or substantially all of the assets of any such Subsidiary Guarantor or 50% or more of the Equity Interests of any such Subsidiary Guarantor) to an entity which is not a Subsidiary Guarantor or the designation of a Subsidiary to become an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of the covenant "Limitations on Sale of Assets and Subsidiary Stock"), such Subsidiary Guarantor will be deemed released from its obligations under its Guarantee of the Notes; provided, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any Indebtedness of the Company or any other Subsidiary of the Company shall also terminate upon such release, sale or transfer.

  Limitation on Status as Investment Company

     The Indenture prohibits the Company and its Subsidiaries from being required to register as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

REPORTS

     The Indenture provides that whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee and, to each Holder and to prospective purchasers of Notes identified to the Company by an Initial Purchaser, within 15 days after it is or would have been (if it were subject to such reporting obligations) required to file such with the Commission, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission, if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission, and, in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required and, unless the Commission will not accept such reports, file with the Commission the annual, quarterly and other reports which it is or would have been required to file with the Commission.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture will define an Event of Default as (i) the failure by the Company to pay any installment of interest (or Liquidated Damages, if any) on the Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal, or premium, if any, on the Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price, or otherwise, (iii) the failure by the Company or any Subsidiary of the Company to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding, specifying such Default, (iv) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Significant Subsidiaries, (v) a default in any Indebtedness of the Company or any of its Subsidiaries, with an aggregate principal amount in excess of $15 million (a) resulting from the failure to pay principal at maturity or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity, and (vi) final

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

unsatisfied judgments not covered by insurance aggregating in excess of $15 million, at any one time rendered against the Company or any of its Subsidiaries and not stayed, bonded or discharged within 60 days. The Indenture provides that if an Event of Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such Event of Default, give to the Holders notice of such Event of Default.

     If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (iv), above, relating to the Company or any of its Significant Subsidiaries), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal, determined as set forth below, and accrued interest (and Liquidated Damages, if any) thereon to be due and payable immediately. If an Event of Default specified in clause
(iv), above, relating to the Company or any of its Significant Subsidiaries occurs, all principal and accrued interest (and Liquidated Damages, if any) thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of Trustee or the Holders. The Holders of a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Notes which have become due solely by such acceleration and except on default with respect to any provision requiring a supermajority approval to amend, which default may only be waived by such a supermajority, have been cured or waived.

     The Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default, except a default with respect to any provision requiring a supermajority approval to amend, which default may only be waived by such a supermajority, and except a default in the payment of principal of or interest on any Note not yet cured or a default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that the Company may, at its option, elect to have its obligations and the obligations of the Subsidiary Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented, and the Indenture shall cease to be of further effect as to all outstanding Notes and Guarantees, except as to (i) rights of Holders to receive payments in respect of the principal of, premium, if any, and interest (and Liquidated Damages, if any) on such Notes when such payments are due from the trust funds; (ii) the Company's obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust; (iii) the rights, powers, trust, duties, and immunities of the Trustee, and the Company's obligations in connection therewith; and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Subsidiary Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, guarantees, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, U.S. legal tender,

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

U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such Notes on the stated date for payment thereof or on the redemption date of such principal or installment of principal of, premium, if any, or interest on such Notes, and the holders of Notes must have a valid, perfected, exclusive security interest in such trust; (ii) in the case of Legal Defeasance before the date that is one year prior to the Stated Maturity, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by the Internal Revenue Service, a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance before the date that is one year prior to the Stated Maturity, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of such Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and (vii) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that the conditions precedent provided for in, in the case of the Officers' Certificate,
(i) through (vi) and, in the case of the opinion of counsel, clauses (i), (with respect to the validity and perfection of the security interest) (ii), (iii) and
(v) of this paragraph have been complied with.

AMENDMENTS AND SUPPLEMENTS

     The Indenture contains provisions permitting the Company, the Subsidiary Guarantors and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, the Company, the Subsidiary Guarantors and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided that no such modification may, without the consent of holders of at least 66 2/3% in aggregate principal amount of Notes at the time outstanding, modify the provisions (including the defined terms used therein) of the covenant "Repurchase of Notes at the Option of the Holder Upon a Change of Control" or the guarantee provisions of the Indenture in a manner adverse to the holders; and provided, that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity on any Note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption at the option of the Company thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption at the option of the Company, on or after the Redemption Date), or reduce the Change of Control Purchase Price or the Asset Sale Offer Price or alter the provisions (including the defined terms used therein) regarding the right of the Company to redeem the Notes at its option in a manner adverse to the Holders, or (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, or
(iii) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each

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

outstanding Note affected thereby, or (iv) cause the Notes or any Guarantee to become subordinate in right of payment to any other Indebtedness.

NO PERSONAL LIABILITY OF PARTNERS, STOCKHOLDERS, OFFICERS, DIRECTORS

     The Indenture provides that no direct or indirect stockholder, employee, officer or director, as such, past, present or future of the Company, the Subsidiary Guarantors or any successor entity shall have any personal liability in connection with the Indenture or the Notes solely by reason of his or its status as such stockholder, employee, officer or director. Each Holder of Notes by accepting a Note waives and releases all such liability, and acknowledges and consents to the transactions described under "Recapitalization." The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy. Notwithstanding the foregoing, nothing in this paragraph shall in any way limit the obligation of any Subsidiary Guarantor pursuant to any guarantee of the Notes.

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means Indebtedness or Disqualified Capital Stock of any person existing at the time such person becomes a Subsidiary of the Company, including by designation, or is merged or consolidated into or with the Company or one of its Subsidiaries.

     "Acquisition" means the purchase or other acquisition of any person (including, without limitation, the acquisition of more than 50% of the Equity Interests of any person) or all or substantially all the assets of any person by any other person, whether by purchase, stock purchase, merger, consolidation, or other transfer, and whether or not for consideration.

     "Affiliate" means any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company. For purposes of this definition, the term "control" means the power to direct the management and policies of a person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, provided, that, with respect to ownership interest in the Company and its Subsidiaries, a Beneficial Owner of 10% or more of the total voting power normally entitled to vote in the election of directors, managers or trustees, as applicable, shall for such purposes be deemed to constitute control.

     "Average Life" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (i) the sum of the products (a) of the number of months from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (ii) the sum of all such principal (or redemption) payments.

     "Beneficial Owner" or "beneficial owner" for purposes of the definition of Change of Control and Affiliate has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable.

     "Board of Directors" means, with respect to any person, the board of directors of such person or any committee of the Board of Directors of such person authorized, with respect to any particular matter, to exercise the power of the board of directors of such person.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

     "Capital Contribution" means a contribution of cash or Cash Equivalents by Parent to the consolidated stockholders' equity of the Company solely in exchange for, if anything, shares of the Company's common stock with no preferences or special rights or privileges and with no redemption or prepayment provisions.

     "Capitalized Lease Obligation" means, as to any person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness that is not itself otherwise capital stock), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

     "Cash Equivalent" means (a) securities issued or directly and fully guaranteed or insured by the United States Government, or any agency or instrumentality thereof, having maturities of not more than one year from the date of acquisition; (b) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of "A" or better from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc.; (c) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof of any domestic commercial bank, the long-term debt of which is rated at the time of acquisition thereof at least A or the equivalent thereof by Standard & Poor's Ratings Group, or A or the equivalent thereof by Moody's Investors Service, Inc. and having capital and surplus in excess of $500,000,000; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (a), (b) and (c) above entered into with any bank meeting the qualifications specified in clause (c) above; (e) commercial paper rated at the time of acquisition thereof at least A-2 or the equivalent thereof by Standard & Poor's Ratings Group or P-2 or the equivalent thereof by Moody's Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in either case maturing within 270 days after the date of acquisition thereof; and (f) interests in any investment company which invests solely in instruments of the type specified in clauses (a) through (e) above.

     "Consolidated Coverage Ratio" of any person on any date of determination (the "Transaction Date") means the ratio, on a pro forma basis, of (a) the aggregate amount of Consolidated EBITDA of such person attributable to continuing operations and businesses (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of) for the Reference Period to (b) the aggregate Consolidated Fixed Charges of such person (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to such person's Consolidated Fixed Charges subsequent to the Transaction Date) during the Reference Period; provided, that for purposes of calculating Consolidated EBITDA and Consolidated Fixed Charges for this definition, (i) Acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of the Reference Period, (ii) transactions giving rise to the need to calculate the Consolidated Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period, (iii) the incurrence of any Indebtedness or issuance of any Disqualified Capital Stock during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) shall be assumed to have occurred on the first day of the Reference Period, and (iv) the Consolidated Fixed Charges of such person attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a pro forma basis as if the average rate in effect from the beginning of the Reference Period to the Transaction Date had been the applicable rate for the entire period, unless such Person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Transaction Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used.

     "Consolidated EBITDA" means, with respect to any person, for any period, the Consolidated Net Income of such person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of (i) Consolidated income tax expense, (ii) Consolidated depreciation and amortization expense (including amortization of debt discount and deferred financing costs in connection with any Indebtedness of such person and its Subsidiaries), (iii) Consolidated Fixed Charges and (iv) all other non-cash charges; provided that Consolidated income tax expense, depreciation and amortization expense of a Subsidiary of such person that is less than wholly owned shall only be added to the extent of the equity interest of such person in such Subsidiary.

     "Consolidated Fixed Charges" of any person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of (a) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such person and its Consolidated Subsidiaries during such period, excluding amortization of debt issuance costs incurred in connection with the Notes or the Credit Agreement but including (i) original issue discount and non-cash interest payments or accruals on any Indebtedness, (ii) the interest portion of all deferred payment obligations, and (iii) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period, and (b) the amount of cash dividends paid by such person or any of its Consolidated Subsidiaries in respect of Preferred Stock (other than by Subsidiaries of such person to such person or such person's wholly owned Subsidiaries). For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) to the extent such expense would result in a liability upon the consolidated balance sheet of such person in accordance with GAAP, interest expense attributable to any Indebtedness represented by the guaranty by such person or a Subsidiary of such person of an obligation of another person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed. Notwithstanding the foregoing, Consolidated Fixed Charges shall not include (A) costs, fees and expenses incurred in connection with the Recapitalization, (B) interest expense on the Old Notes incurred after the Issue Date, provided that on the Issue Date the Company's obligations under the Old Notes shall have been released to the extent provided in Article Nine of the indenture governing the Old Notes, and within 45 days after the Issue Date the Old Notes are redeemed or otherwise acquired by the Company in compliance with the Old Note indenture and the Indenture, and (C) any one-time non-cash charge or expense associated with the write-off of deferred debt issuance costs associated with the Credit Agreement or the Notes.

     "Consolidated Net Income" means, with respect to any person for any period, the net income (or loss) of such person and its Consolidated Subsidiaries (determined on a consolidated basis in accordance with GAAP) for such period, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication): (a) all gains and losses which are either extraordinary (as determined in accordance with GAAP) or are either unusual or nonrecurring (including any gain from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any capital stock), (b) the net income, if positive, of any person, other than a Consolidated Subsidiary, in which such person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such person or a Consolidated Subsidiary of such person during such period, but in any case (i) not in excess of such person's pro rata share of such person's net income for such period and (ii) excluding any such payments made to the Company or any Subsidiary Guarantor pursuant to clause (c) or (d) of the definition of Permitted Payments, (c) the net income or loss of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition, (d) the net income, if positive, of any of such person's Consolidated Subsidiaries in the event and solely to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary, (e) the effects of changes in accounting principles, (f) any non-cash compensation expense in connection with the exercise of, grant to or repurchase from officers, directors and employees of stock, stock options or stock equivalents, (g) any one-time non-cash charge or expense associated with the write-off of deferred debt issuance costs associated with the Credit Agreement or the Notes, (h) costs, fees and expenses incurred in connection with the Recapitalization, and (i) interest expense on the Old Notes incurred after the Issue Date, provided that on the Issue Date the

Company's obligations under the Old Notes shall have been released to the extent provided in Article Nine of the indenture governing the Old Notes, and within 45 days after the Issue Date the Old Notes are redeemed or otherwise acquired by the Company in compliance with the Old Note indenture and the Indenture.

     "Consolidated Net Worth" of any person at any date means the aggregate consolidated stockholders' equity of such person (plus amounts of equity attributable to preferred stock) and its Consolidated Subsidiaries, as would be shown on the consolidated balance sheet of such person prepared in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), (a) the amount of any such stockholders' equity attributable to Disqualified Capital Stock or treasury stock of such person and its Consolidated Subsidiaries, (b) all upward revaluations and other write-ups in the book value of any asset of such person or a Consolidated Subsidiary of such person subsequent to the Issue Date, and (c) all investments in subsidiaries that are not Consolidated Subsidiaries and in persons that are not Subsidiaries.

     "Consolidated Subsidiary" means, for any person, each Subsidiary of such person (whether now existing or hereafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such person in accordance with GAAP.

     "Consolidation" means, with respect to the Company, the consolidation of the accounts of its Subsidiaries with those of the Company, all in accordance with GAAP; provided that "consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary with the accounts of the Company. The term "consolidated" has a correlative meaning to the foregoing.

     "Credit Agreement" means the one or more credit agreements (including, without limitation, the CIT Credit Facility) entered into by and among the Company, certain of its subsidiaries (if any) and certain financial institutions, which provide for in the aggregate one or more term loans and/or revolving credit facilities, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such credit agreement and/or related documents may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term "Credit Agreement" shall include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any such credit agreement and all refundings, refinancings and replacements of any such credit agreement, including any agreement (i) extending the maturity of any Indebtedness incurred thereunder or contemplated thereby,
(ii) adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of the Company and its Subsidiaries and their respective successors and assigns, (iii) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder, provided that on the date such Indebtedness is incurred it would not be prohibited by the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," or (iv) otherwise altering the terms and conditions thereof in a manner not prohibited by the terms hereof.

     "Disqualified Capital Stock" means (a) except as set forth in (b), with respect to any person, Equity Interests of such person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time or both would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such person or any of its Subsidiaries, in whole or in part, on or prior to the Stated Maturity of the Notes and (b) with respect to any Subsidiary of such person (including with respect to any Subsidiary of the Company), any Equity Interests other than any common equity with no preference, privileges, or redemption or repayment provisions.

     "Equity Interest" of any Person means any shares, interests, participations or other equivalents (however designated) in such Person's equity, and shall in any event include any Capital Stock issued by, or partnership or membership interests in, such Person.

     "Event of Loss" means, with respect to any property or asset, any (i) loss, destruction or damage of such property or asset or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

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

     "Excluded Person" means Green Equity Investors, L.P., Robert Miller, Steven Miller, Michael Miller and their respective Related Parties.

     "Exempted Affiliate Transaction" means (a) compensation, indemnification and other benefits paid or made available (x) pursuant to the employment agreements between the Company and members of its senior management, or (y) for or in connection with services actually rendered and comparable to those generally paid or made available by entities engaged in the same or similar businesses (including reimbursement or advancement of reasonable out-of-pocket expenses, loans to officers, directors and employees in the ordinary course of business consistent with past practice and directors' and officers' liability insurance), (b) transactions, expenses and payments in connection with the Recapitalization, (c) any Restricted Payments or other payments or transactions expressly permitted under the covenant "Limitation on Restricted Payments," (d) payments to LGA for management services under the Management Services Agreement in an amount not to exceed $1.0 million in any fiscal year, plus reimbursement of reasonable out-of-pocket costs and expenses, (e) payments to LGA for reasonable and customary fees and expenses for financial advisory and investment banking services provided to the Company in connection with major financial transactions, and (f) transactions between or among the Company and its Subsidiaries or between or among Subsidiaries of the Company, provided that any ownership interest in any such Subsidiary which is not beneficially owned directly or indirectly by the Company or any of its Subsidiaries is not beneficially owned by an Affiliate of the Company or Parent other than by virtue of the direct or indirect ownership interest in such Subsidiary held (in the aggregate) by the Company and/or one or more of its Subsidiaries.

     "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States as in effect on the Issue Date.

     "Indebtedness" of any person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of such any person, to the extent such liabilities and obligations would appear as a liability upon the consolidated balance sheet of such person in accordance with GAAP, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors; (b) all liabilities and obligations, contingent or otherwise, of such person (i) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (ii) relating to any Capitalized Lease Obligation, or (iii) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit; (c) all net obligations of such person under Interest Swap and Hedging Obligations; (d) all liabilities and obligations of others of the kind described in the preceding clauses (a), (b) or (c) that such person has guaranteed or that is otherwise its legal liability or which are secured by one or more Liens on any assets or property of such person; provided that if the liabilities or obligations which are secured by a Lien have not been assumed in full by such person or are not such person's legal liability in full, the amount of such Indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such Indebtedness secured by such Lien or the fair market value of the assets or property securing such Lien; (e) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c) or (d), or this clause (e), whether or not between or among the same parties; and (f) all Disqualified Capital Stock of such Person (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends). For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value to be determined in good faith by the board of directors of the issuer (or managing general partner of the issuer) of such Disqualified Capital Stock.

     "Interest Swap and Hedging Obligation" means any obligation of any person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or floating rate of interest on the same notional amount.

     "Investment" by any person in any other person means (without duplication)
(a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such person (whether for cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities, including any options or warrants, of such other person or any agreement to make any such acquisition; (b) the making by such person of any deposit with, or advance, loan or other extension of credit to, such other person (including the purchase of property from another person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other person) or any commitment to make any such advance, loan or extension (but excluding accounts receivable, endorsements for collection or deposits arising in the ordinary course of business); (c) other than guarantees of Indebtedness of the Company or any Subsidiary Guarantor to the extent permitted by the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," the entering into by such person of any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other person; (d) the making of any capital contribution by such person to such other person; and (e) the designation by the Board of Directors of the Company of any person to be an Unrestricted Subsidiary. The Company shall be deemed to make an Investment in an amount equal to the fair market value of the net assets of any subsidiary (or, if neither the Company nor any of its Subsidiaries has theretofore made an Investment in such subsidiary, in an amount equal to the Investments being made), at the time that such subsidiary is designated an Unrestricted Subsidiary, and any property transferred to an Unrestricted Subsidiary from the Company or a Subsidiary of the Company shall be deemed an Investment valued at its fair market value at the time of such transfer. The amount of any such Investment shall be reduced by any liabilities or obligations of the Company or any of its Subsidiaries to be assumed or discharged in connection with such Investment by an entity other than the Company or any of its Subsidiaries. For purposes of clarification and greater certainty, the designation of a newly formed subsidiary as an Unrestricted Subsidiary and the initial capitalization thereof under clause (d) of the definition of Permitted Payment shall not constitute an Investment.

     "Issue Date" means the date of first issuance of the Notes under the Indenture.

     "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

     "Management Services Agreement" means the management services agreement, dated as of the Issue Date, between Parent, the Company and LGA substantially as in effect on the Issue Date.

     "Net Cash Proceeds" means the aggregate amount of cash or Cash Equivalents received by the Company in the case of a sale of Qualified Capital Stock or a Capital Contribution and by the Company and its Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of securities (including options, warrants, rights and convertible or exchangeable debt) of the Company that were issued for cash on or after the Issue Date, the amount of cash originally received by the Company upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt) less, in each case, the sum of all payments, fees, commissions and (in the case of Asset Sales, reasonable and customary) expenses (including, without limitation, the fees and expenses of legal counsel and investment banking fees and expenses) incurred in connection with such Asset Sale or sale of Qualified Capital Stock, and, in the case of an Asset Sale only, less (i) the amount (estimated reasonably and in good faith by the Company) of income, franchise, sales and other applicable taxes required to be paid by the Company or any of its respective Subsidiaries in connection with such Asset Sale, (ii) the amounts of any repayments of Indebtedness secured, directly or indirectly, by Liens on the assets which are the subject of such Asset Sale or Indebtedness associated with such assets which is due by reason of such Asset Sale (i.e., such disposition is permitted by the terms of the instruments evidencing or applicable to such Indebtedness, or by the terms of a consent granted thereunder, on the condition that the proceeds (or portion thereof) of such disposition be applied to such Indebtedness), and other fees, expenses and other expenditures, in each case, reasonably incurred as a consequence of such repayment of Indebtedness (whether or not such fees, expenses or expenditures are then due and payable or made, as the case may be); (iii) all amounts deemed appropriate by the Company (as evidenced by a signed certificate of the Chief Financial Officer of the Company delivered to the Trustee) to be provided as a reserve, in accordance with GAAP, against any liabilities associated with such assets which are the subject of such Asset Sale; and (iv) with respect to Asset Sales by Subsidiaries of the Company, the portion of such cash payments attributable to Persons holding a minority interest in such Subsidiary.

     "Permitted Indebtedness" means any of the following:

          (a) that the Company and the Subsidiary Guarantors may incur Indebtedness evidenced by the Notes and represented by the Indenture up to the amounts specified therein as of the date thereof;

          (b) that the Company and the Subsidiary Guarantors, as applicable, may incur Refinancing Indebtedness with respect to any Indebtedness or Disqualified Capital Stock, as applicable, that was permitted by the Indenture to be incurred and any Indebtedness of the Company outstanding on the Issue Date (except the Old Notes) after giving effect to the Recapitalization;

          (c) the Company and the Subsidiary Guarantors may incur Indebtedness solely in respect of bankers's acceptances and letters of credit (in addition to any such Indebtedness incurred under the Credit Agreement in accordance with the Indenture) (to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money of others), all in the ordinary course of business in accordance with customary industry practices, in amounts and for the purposes customary in the Company's industry; provided, that the aggregate principal amount outstanding of such Indebtedness (including any Indebtedness issued to refinance, refund or replace such Indebtedness) shall not exceed $5.0 million;

          (d) the Company and the Subsidiary Guarantors may incur Indebtedness arising from tender, bid, performance or government contract bonds, other obligations of like nature, or warranty or contractual service obligations of like nature, in any case, incurred by the Company or the Subsidiary Guarantors in the ordinary course of business;

          (e) the Company and the Subsidiary Guarantors may incur Interest Swap and Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the Indenture to be outstanding or any receivable or liability the payment of which is determined by reference to a foreign currency; provided, that the notional amount of any such Interest Swap and Hedging Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap and Hedging Obligation relates; and

          (f) the Company may incur Indebtedness to any Subsidiary Guarantor, and any Subsidiary Guarantor may incur Indebtedness to any other Subsidiary Guarantor or to the Company; provided, that, in the case of Indebtedness of the Company, such obligations shall be unsecured and subordinated in all respects to the Company's obligations pursuant to the Notes and the date of any event that causes such Subsidiary Guarantor no longer to be a Subsidiary Guarantor shall be an Incurrence Date.

     "Permitted Investment" means Investments in (a) any of the Notes; (b) Cash Equivalents; (c) intercompany notes to the extent permitted under clause (f) of the definition of "Permitted Indebtedness," provided that Indebtedness under any such notes of a Subsidiary Guarantor shall be deemed to be a Restricted Investment if such person ceases to be a Subsidiary Guarantor; (d) Investments in the form of promissory notes of members of the Company's or Parent's management not to exceed $2.0 million in principal amount at any time outstanding solely in consideration of the purchase by such persons of Qualified Capital Stock of the Company or Parent; (e) Investments by the Company or any Subsidiary Guarantor in any person that is or immediately after such Investment becomes a Subsidiary Guarantor, or immediately after such Investment merges or consolidates into the Company or any Subsidiary Guarantor in compliance with the terms of the Indenture, provided that such Person is engaged in all material respects in a Related Business; (f) Investments in the Company by any Subsidiary Guarantor, provided that in the case of Indebtedness constituting any such Investment, such Indebtedness shall be unsecured and subordinated in all respects to the Company's obligations under the Notes; (g) Investments in securities of trade creditors or customers received in settlement of obligations that arose in the ordinary course of business or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers; (h) Investments by the Company outstanding on the Issue Date; (i) transactions or arrangements with officers or directors of the Company or any Subsidiary Guarantor entered into in the ordinary course of business (including compensation or employee benefit arrangements with any officer or director of the Company or any Subsidiary Guarantor permitted under the covenant "Limitation on Transactions with Affiliates"); (j) Investments in Persons (other than Affiliates of the Company) received as consideration from Asset Sales to the extent not prohibited by the covenant "Limitation on Sale of Assets and Subsidiary Stock"; and (k) additional Investments at any time outstanding not to exceed the sum of (i) $4.0 million and (ii) the cumulative gain (net of taxes and all payments, fees, commissions and expenses incurred in such sale or disposition) realized by the Company and the Subsidiary Guarantors in cash or Cash Equivalents on the sale or other disposition after the Issue Date of Investments (including Permitted Investments and Restricted Investments) made after the Issue Date in accordance with the Indenture (but only to the extent that such gain is excluded from the net income of the Company and the Consolidated Subsidiaries by the definition of Consolidated Net Income).

     "Permitted Lien" means (a) Liens existing on the Issue Date; (b) Liens imposed by governmental authorities for taxes, assessments or other charges not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP; (c) statutory liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen or other like Liens arising by operation of law in the ordinary course of business provided that (i) the underlying obligations are not overdue for a period of more than 60 days, or (ii) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP; (d) Liens securing the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;
(e) easements, rights-of-way, zoning, similar restrictions and other similar encumbrances or title defects which, singly or in the aggregate, do not in any case materially detract from the value of the property subject thereto (as such property is used by the Company or any of its Subsidiaries) or interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;
(f) Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period not resulting in an Event of Default with respect thereto; (g) pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation; (h) Liens securing the Notes; (i) Liens securing Indebtedness of a Person existing at the time such Person becomes a Subsidiary or is merged with or into the Company or a Subsidiary or Liens securing Indebtedness incurred in connection with an Acquisition, provided that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any other assets; (j) Liens arising from Purchase Money Indebtedness permitted to be incurred under paragraph (a) of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock" provided such Liens relate solely to the property which is subject to such Purchase Money Indebtedness; (k) leases or subleases granted to other persons in the ordinary course of business not materially interfering with the conduct of the business of the Company or any of its Subsidiaries or materially detracting from the value of the relative assets of the Company or any Subsidiary; (l) Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or any of its Subsidiaries in the ordinary course of business; (m) Liens securing Refinancing Indebtedness incurred to refinance any Indebtedness that was previously so secured in accordance with the Indenture; (n) Liens securing Indebtedness incurred under the Credit Agreement in accordance with the Indenture; (o) Liens securing Indebtedness incurred under paragraph (b) of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock"; and (p) any interest or title of a lessor under any lease, whether or not characterized as capital or operating, provided that such Liens do not extend to any property or assets which is not leased property subject to such lease.

     "Permitted Payments" means, without duplication, (a) payments to Parent in an aggregate amount not to exceed $500,000 in any fiscal year in an amount sufficient to permit Parent to pay reasonable and necessary operating expenses and other general corporate expenses to the extent such expenses relate or are fairly allocable to the Company and its Subsidiaries (including any reasonable professional fees and expenses, but excluding all expenses payable to or to be paid to or on behalf of an Excluded Person except in a transaction constituting an Exempted Affiliate Transaction); (b) payments to Parent to enable Parent to pay foreign, federal, state or local tax liabilities, not to exceed the amount of any tax liabilities that would be otherwise payable by the Company and its Subsidiaries and Unrestricted Subsidiaries to the appropriate taxing authorities if they filed separate tax returns to the extent that Parent has an obligation to pay such tax liabilities relating to the operations, assets or capital of the Company or its Subsidiaries and Unrestricted Subsidiaries, provided such payment shall either be used by Parent to pay such tax liabilities within 90 days of Parent's receipt of such payment or refunded to the payee; (c) payments to Parent by the Company made concurrently with and in an amount equal to or less than payments to Company (directly or indirectly through one or more Subsidiary Guarantors) by an Unrestricted Subsidiary, provided that in each case the Company distributes the same property as that so received by the Company from such Unrestricted Subsidiary; (d) payments to an Unrestricted Subsidiary by the Company (directly or indirectly through one or more Subsidiary Guarantors) made concurrently with and in an amount equal to or less than payments to Company by Parent, provided that in each case the Company distributes the same property as that so received by the Company from Parent; (e) payments to redeem or otherwise acquire the Old Notes after the Issue Date solely with funds used to defease the Old Notes on the Issue Date in connection with the Recapitalization; (f) payments to Parent to enable Parent to pay, or the payment by the Company directly of, the payments provided for by clauses (a), (d) and (e) of the definition of "Exempted Affiliated Transaction"; (g) cash dividends paid to Parent to the extent necessary to permit Parent to repurchase common stock, stock options and stock equivalents of Parent held by former directors, officers or employees of Parent, the Company or any of the Subsidiary Guarantors, in an aggregate amount not to exceed in any fiscal year $1,000,000 plus (x) the cumulative amount by which (1) the product of $1,000,000 times the number of preceding fiscal years subsequent to the Issue Date exceeds (2) the aggregate amount of such payments made during such fiscal years, plus (y) the aggregate net cash consideration received by Parent, after the Issue Date (excluding any such consideration received by Parent in connection with the Recapitalization) and prior to or substantially concurrently with the date of such repurchase, from the sale or issuance of common stock of Parent to directors, officers and employees of Parent, the Company and the Subsidiary Guarantors (including, to the extent not otherwise included in the amount of such cash consideration, cash repayments of principal received by Parent on loans made to such persons to enable them to purchase such stock) to the extent such cash consideration was contributed to the Company as a Capital Contribution less any payments made in such fiscal year under clause (j) of this definition; (h) payments to Parent in amounts sufficient to permit Parent to pay amounts required to be paid under the Tax Indemnity Agreement dated September 25, 1992 among Parent, PE, Thrifty and TCH Corporation; (i) Restricted Payments in an aggregate amount not to exceed $4.0 million; and (j) cash dividends paid to Parent in an aggregate amount not to exceed $1.0 million to the extent necessary to permit Parent to repurchase common stock, stock options and stock equivalents of Parent held by former directors, officers or employees of Thrifty.

     "Public Equity Offering" means an underwritten offering of common stock of the Company or Parent for cash pursuant to an effective registration statement under the Securities Act, provided at the time of or upon consummation of such offering, such common stock of the Company or Parent is listed on a national securities exchange or quoted on the national market system of the Nasdaq Stock Market.

     "Purchase Money Indebtedness" of any person means any Indebtedness of such person to any seller or other person incurred to finance the acquisition or construction (including in the case of a Capitalized Lease Obligation, the lease) of any business or real or personal tangible property (or, in each case, any interest therein) acquired or constructed after the Issue Date which, in the reasonable good faith judgment of the Board of Directors of the Company, is related to a Related Business of the Company and which is incurred concurrently with, or within 180 days of, such acquisition or the completion of such construction and, if secured, is secured only by the assets so financed.

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

     "Qualified Exchange" means any legal defeasance, redemption, retirement, repurchase or other acquisition of Capital Stock or Indebtedness of the Company issued on or after the Issue Date with the Net Cash Proceeds received by the Company from the substantially concurrent sale of its Qualified Capital Stock or any exchange of Qualified Capital Stock of the Company for any Capital Stock or Indebtedness of the Company issued on or after the Issue Date.

     "Reference Period" with regard to any person means the four full fiscal quarters (or such lesser period during which such person has been in existence) ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the Notes or the Indenture.

     "Refinancing Indebtedness" means Indebtedness or Disqualified Capital Stock
(a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a "Refinancing"), any Indebtedness or Disqualified Capital Stock in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed (after deduction of the amount of fees, consents, premiums, prepayment penalties and reasonable expenses incurred in connection with such Refinancing) the lesser of
(i) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference, of the Indebtedness or Disqualified Capital Stock so Refinanced and (ii) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing; provided, that (A) such Refinancing Indebtedness of any Subsidiary of the Company shall only be used to Refinance outstanding Indebtedness or Disqualified Capital Stock of such Subsidiary, (B) such Refinancing Indebtedness shall (x) not have an Average Life shorter than the Indebtedness or Disqualified Capital Stock to be so refinanced at the time of such Refinancing and (y) in all respects, be no less subordinated or junior, if applicable, to the rights of Holders of the Notes than was the Indebtedness or Disqualified Capital Stock to be refinanced, (C) such Refinancing Indebtedness shall have a final stated maturity or redemption date, as applicable, no earlier than the final stated maturity or redemption date, as applicable, of the Indebtedness or Disqualified Capital Stock to be so refinanced, and (D) such Refinancing Indebtedness shall be secured (if secured) in a manner no more adverse to the Holders of the Notes than the terms of the Liens (if any) securing such refinanced Indebtedness, including, without limitation, the amount of Indebtedness secured shall not be increased (except by the amount of fees, consents, premiums, prepayment penalties and reasonable expenses incurred in connection with such Refinancing). For purposes of clarification and greater certainty, if Indebtedness permitted by the terms of this Indenture (including clauses (a), (b) and (c) of the second paragraph of "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock") is repaid, redeemed, defeased, refunded, refinanced, discharged or otherwise retired for value from the proceeds of Refinancing Indebtedness, the maximum amount of such Refinancing Indebtedness shall be determined in accordance with the provisions of this definition, and the amount of such Refinancing Indebtedness in excess of the amount of such Indebtedness (as permitted by this definition) shall not reduce the amount of Indebtedness permitted by the terms of this Indenture (including, without limitation, not reducing or counting towards the amounts set forth in such clauses (a), (b) and
(c)).

     "Related Business" means the business conducted (or proposed to be conducted, including the activities referred to as being contemplated by the Company, as described or referred to in this Offering Memorandum) by the Company as of the Issue Date and any and all businesses that in the good faith judgment of the Board of Directors of the Company are reasonably related businesses, including reasonably related extensions thereof.

     "Related Party" means (i) with respect to any Excluded Person, (A) any controlling stockholder, 80% or more owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Excluded Person or (B) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or persons beneficially holding an 80% or more controlling interest of which consist of such Excluded Person and/or such other persons referred to in the immediately preceding clause (A), and (ii) only with respect to GEI (and in addition to the persons described in the foregoing clause
(i)) any partnership or corporation which is managed by or controlled by LGP or any affiliate thereof.

     "Restricted Investment" means, in one or a series of related transactions, any Investment, other than investments in Cash Equivalents and other Permitted Investments; provided, however, that a merger of another person with or into the Company or a Subsidiary Guarantor in accordance with the terms of the Indenture shall not be deemed to be a Restricted Investment so long as the surviving entity is the Company or a direct wholly owned Subsidiary Guarantor.

     "Restricted Payment" means, with respect to any person, (a) the declaration or payment of any dividend or other distribution in respect of Equity Interests of such person or any Subsidiary of such person, (b) any payment on account of the purchase, redemption or other acquisition or retirement for value of Equity Interests of such person or any Subsidiary of such person, (c) other than with the proceeds from the substantially concurrent sale of, or in exchange for, Refinancing Indebtedness, any purchase, redemption, or other acquisition or retirement for value of, any payment in respect of any amendment of the terms of or any defeasance of, any Subordinated Indebtedness, directly or indirectly, by such person or any Subsidiary of such person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Indebtedness and (d) any Restricted Investment by such person; provided, however, that the term "Restricted Payment" does not include
(i) any dividend, distribution or other payment on or with respect to Equity Interests of the Company to the extent payable solely in shares of Qualified Capital Stock of the Company; (ii) any dividend, distribution or other payment to the Company, or to any of the Subsidiary Guarantors, by the Company or any of its Subsidiaries; (iii) payments made pursuant to the Recapitalization (including, without limitation, bonuses not to exceed $750,000 in the aggregate payable to certain members of the Company's senior management at the time of or promptly after the Recapitalization); (iv) Permitted Investments; or (v) pro rata dividends and other distributions on Equity Interests of any Subsidiary Guarantor by such Subsidiary Guarantor.

     "Sale and Leaseback Transaction" means any transaction by which the Company or a Subsidiary Guarantor, directly or indirectly, becomes liable as a lessee or as a guarantor or other surety with respect to any lease of any property (whether real or personal or mixed), whether now owned or hereafter acquired that the Company or any Subsidiary Guarantor has sold or transferred or is to sell or transfer to any other Person in a substantially concurrent transaction with such assumption of liability.

     "Significant Subsidiary" shall have the meaning provided under Regulation S-X of the Securities Act, as in effect on the Issue Date.

     "Stated Maturity," when used with respect to any Note, means November 15, 2007.

     "Subordinated Indebtedness" means Indebtedness of the Company or a Subsidiary Guarantor that is subordinated in right of payment by its terms or the terms of any document or instrument or instrument relating thereto to the Notes or such Guarantee, as applicable, in any respect or has a final stated maturity after the Stated Maturity.

     "Subsidiary," with respect to any person, means (i) a corporation a majority of whose Equity Interests with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person or by one or more Subsidiaries of such person, (ii) any other person (other than a corporation) in which such person, one or more Subsidiaries of such person, or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof has at least majority ownership interest, or (iii) a partnership in which such person or a Subsidiary of such person is, at the time, a general partner. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of the Company or of any Subsidiary of the Company. Unless the context requires otherwise, Subsidiary means each direct and indirect Subsidiary of the Company.

     "Unrestricted Subsidiary" means any subsidiary of the Company that does not own any Capital Stock of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company and that, at the time of determination, shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company); provided, that (i) such subsidiary shall not engage, to any substantial extent, in any line or lines of business activity other than a Related Business, (ii) neither immediately prior thereto nor after giving pro forma effect to such designation would there exist a Default or Event of Default and (iii) immediately after giving pro forma effect thereto, the Company could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock" (provided, however, that this clause (iii) will not apply in the case of a newly formed subsidiary being designated an Unrestricted Subsidiary, with the initial capitalization thereof to be effected under clause (d) of the definition of Permitted Payments). The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Subsidiary, provided that (i) no Default or Event of Default is existing or will occur as a consequence thereof and (ii) immediately after giving effect to such designation, on a pro forma basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock." Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

     "U.S. Government Obligations" means direct non-callable obligations of, or noncallable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

BOOK-ENTRY, DELIVERY AND FORM

     The certificates representing the New Notes will be issued in fully registered form without interest coupons.

     Old Notes sold in reliance on Regulation S will initially be represented by one or more temporary global Notes in definitive, fully registered form without interest coupons (each a "Regulation S Global Note") and will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC for the accounts of Euroclear and Cedel. Prior to the commencement of the Exchange Offer or the effectiveness of the shelf registration statement with respect to the Old Notes, if applicable, beneficial interests in the Regulation S Global Notes may only be held through Euroclear or Cedel, and any resale or transfer of such interests to U.S. persons shall not be permitted during such period unless such resale or transfer is made pursuant to Rule 144A or Regulation S.

     Old Notes sold in reliance on Rule 144A and the New Notes will be represented by one or more permanent global Notes in definitive, fully registered form without interest coupons (each a "Restricted Global Note" and together with the Regulation S Global Note, the "Global Notes") and will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC.

     Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified institutional buyers may hold their interests in a Restricted Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     Investors may hold their interests in a Regulation S Global Note directly through Cedel or Euroclear, if they are participants in such systems, or indirectly through organizations that are participants in such system.

Investors may also hold such interests through organizations other than Cedel or Euroclear that are participants in the DTC system. Cedel and Euroclear will hold interests in the Regulation S Global Notes on behalf of their participants through DTC.

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or Holder represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Cedel.

     Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in, accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     The Company expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants and which may be legended if required by applicable law.

     The Company understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "Banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC, Euroclear and Cedel are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee nor any Paying Agent will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Notes. If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Notes, in exchange for the Global Notes. Holders of an interest in a Restricted Global Note may receive Certificated Notes, which may bear the legend in accordance with the DTC's rules and procedures in addition to those provided for under the Indenture.

                              PLAN OF DISTRIBUTION

     This Prospectus, as it may be amended or supplemented from time-to-time, may be used by a broker-dealer in connection with resales of the New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. Each broker-dealer that receives New Notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Company has agreed that, under certain circumstances it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of up to 180 days after the Expiration Date.

     The Company will not receive any proceeds from the sale of the New Notes by broker-dealers. New Notes received by broker-dealers for their own accounts in connection with the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the forth of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that acquired Old Notes as a result of market making activities (and not directly from the Company) and that resells New Notes that were received by it pursuant to the Exchange Offer, and any broker or dealer that participates in a distribution of such New Notes, may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                 LEGAL MATTERS

     Irell & Manella LLP will pass upon certain legal matters regarding the legality of the New Notes for the Company. Certain partners of the law firm of Irell & Manella LLP own an aggregate of 10,426 shares of Common Stock and 1,200 shares of the Parent New Preferred.

                                    EXPERTS

     The financial statements of the Company as of December 29, 1996 and December 31, 1995 and for the three fiscal years ended December 29, 1996 included herein and elsewhere in the Registration Statement have been included herein and elsewhere in the Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                           UNITED MERCHANDISING CORP.

                  (REINCORPORATED IN DELAWARE AS BIG 5 CORP.)

                         INDEX TO FINANCIAL STATEMENTS

                                                                                            PAGE
                                                                                            -----
INDEX TO FINANCIAL STATEMENTS.............................................................    F-1
REPORT OF KPMG PEAT MARWICK LLP, INDEPENDENT AUDITORS.....................................    F-2
FINANCIAL STATEMENTS
  Balance Sheets at December 31, 1995 and December 29, 1996...............................    F-3
  Statements of Operations for the Fiscal Years Ended January 1, 1995, December 31, 1995
     and December 29, 1996................................................................    F-4
  Statements of Stockholder's Equity for the Fiscal Years Ended January 1, 1995, December
     31, 1995 and December 29, 1996.......................................................    F-5
  Statements of Cash Flows for the Fiscal Years Ended January 1, 1995, December 31, 1995
     and December 29, 1996................................................................    F-6
  Notes to Financial Statements...........................................................    F-7
UNAUDITED CONDENSED FINANCIAL STATEMENTS
  Condensed Balance Sheets at December 29, 1996 (audited) and September 28, 1997..........   F-16
  Condensed Statements of Operations for the three and nine month periods ended September
     29, 1996 and September 28, 1997......................................................   F-17
  Condensed Statements of Cash Flows for the three and nine month periods ended September
     29, 1996 and September 28, 1997......................................................   F-18
  Notes to Unaudited Condensed Financial Statements.......................................   F-19

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
United Merchandising Corp.:

     We have audited the accompanying balance sheets of United Merchandising Corp. as of December 31, 1995 and December 29, 1996 and the related statements of operations, stockholder's equity and cash flows for each of the years ended January 1, 1995, December 31, 1995 and December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Merchandising Corp. as of December 31, 1995 and December 29, 1996 and the results of its operations and its cash flows for each of the years ended January 1, 1995, December 31, 1995 and December 29, 1996 in conformity with generally accepted accounting principles.

                                       KPMG PEAT MARWICK LLP

Los Angeles, California
February 26, 1997

                           UNITED MERCHANDISING CORP.
                                 BALANCE SHEETS

                                                                            DECEMBER 31,   DECEMBER 29,
                                                                                1995           1996
                                                                                (DOLLAR AMOUNTS IN
                                                                                    THOUSANDS)
                                                ASSETS
Current assets:
     Cash and cash equivalents............................................    $  3,198       $  4,797
     Trade and other receivables, net of allowance for doubtful accounts
      of $267 and $464, respectively......................................       3,377          4,054
     Merchandise inventories..............................................     137,512        134,886
     Prepaid expenses.....................................................       1,106          1,031
                                                                              --------       --------
               Total current assets.......................................     145,193        144,768
                                                                              --------       --------
Property and equipment:
     Land.................................................................       3,341            186
     Buildings and improvements...........................................      13,261         13,776
     Furniture and equipment..............................................      27,937         30,647
     Less accumulated depreciation and amortization.......................     (12,023)       (17,079)
                                                                              --------       --------
               Net property and equipment.................................      32,516         27,530
                                                                              --------       --------
Deferred income taxes, net................................................          --          1,700
Leasehold interest, net of accumulated amortization of $10,202 and
  $12,117, respectively...................................................      21,130         16,375
Other assets, at cost, less accumulated amortization of $652 and $713,
  respectively............................................................       2,365          1,829
Goodwill, less accumulated amortization of $630 and $878, respectively....       5,915          5,667
                                                                              --------       --------
                                                                              $207,119       $197,869
                                                                              ========       ========

                                 LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
     Accounts payable.....................................................    $ 42,812       $ 44,239
     Accrued expenses.....................................................      27,387         28,368
     Income taxes payable.................................................          --          1,733
                                                                              --------       --------
               Total current liabilities..................................      70,199         74,340
Deferred rent.............................................................       4,252          5,224
Long-term debt............................................................     103,594         86,450
                                                                              --------       --------
               Total liabilities..........................................     178,045        166,014
                                                                              --------       --------
Commitments and contingencies
Stockholder's equity:
     Common stock, no par value. Authorized 2,500 shares; issued and
      outstanding 1,300 shares............................................      35,080         35,080
     Accumulated deficit..................................................      (6,006)        (3,225)
                                                                              --------       --------
     Net stockholder's equity.............................................      29,074         31,855
                                                                              --------       --------
                                                                              $207,119       $197,869
                                                                              ========       ========

                See accompanying notes to financial statements.

                           UNITED MERCHANDISING CORP.
                            STATEMENTS OF OPERATIONS

                                                                                                YEAR ENDED
                                                                 YEAR ENDED       YEAR ENDED     DECEMBER
                                                                 JANUARY 1,      DECEMBER 31,      29,
                                                                    1995             1995          1996
                                                                       (DOLLAR AMOUNTS IN THOUSANDS)
Net sales......................................................   $ 364,109        $370,126      $404,265
Cost of goods sold, buying and occupancy.......................     244,777         256,583       277,116
                                                                   --------        --------      --------
               Gross profit....................................     119,332         113,543       127,149
                                                                   --------        --------      --------
Operating expenses:
     Selling and administrative................................      92,238          95,158       101,053
     Depreciation and amortization.............................       9,180          11,991         9,578
                                                                   --------        --------      --------
               Total operating expenses........................     101,418         107,149       110,631
                                                                   --------        --------      --------
               Operating income................................      17,914           6,394        16,518
Interest expense...............................................      11,712          12,347        11,482
                                                                   --------        --------      --------
     Income (loss) before income taxes and extraordinary
       loss....................................................       6,202          (5,953)        5,036
Income taxes...................................................       1,903             368           970
                                                                   --------        --------      --------
     Income (loss) before extraordinary loss...................       4,299          (6,321)        4,066
Extraordinary loss from early extinguishment of debt, net of
  income tax benefit...........................................      (2,855)             --        (1,285)
                                                                   --------        --------      --------
               Net income (loss)...............................   $   1,444        $ (6,321)     $  2,781
                                                                   ========        ========      ========

                See accompanying notes to financial statements.

                           UNITED MERCHANDISING CORP.

                       STATEMENTS OF STOCKHOLDER'S EQUITY
      YEARS ENDED JANUARY 1, 1995, DECEMBER 31, 1995 AND DECEMBER 29, 1996

                                                                                      RETAINED EARNINGS
                                                                                         (ACCUMULATED
                                                                    COMMON STOCK           DEFICIT)
                                                                        (DOLLAR AMOUNTS IN THOUSANDS)
Balance at January 2, 1994......................................      $ 34,916             $ (1,129)
Contribution of capital.........................................           185                   --
Distribution of capital.........................................           (21)                  --
Net income for the year ended January 1, 1995...................            --                1,444
                                                                        ------               ------
Balance at January 1, 1995......................................        35,080                  315
Net loss for the year ended December 31, 1995...................            --               (6,321)
                                                                        ------               ------
Balance at December 31, 1995....................................        35,080               (6,006)
Net income for the year ended December 29, 1996.................            --                2,781
                                                                        ------               ------
Balance at December 29, 1996....................................      $ 35,080             $ (3,225)
                                                                        ======               ======

                See accompanying notes to financial statements.

                           UNITED MERCHANDISING CORP.

                            STATEMENTS OF CASH FLOWS

                                                            YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                            JANUARY 1,   DECEMBER 31,   DECEMBER 29
                                                               1995          1995          1996
                                                                 (DOLLAR AMOUNTS IN THOUSANDS)
Cash flows from operating activities:
     Net income (loss)....................................   $  1,444      $ (6,321)     $   2,781
     Adjustments to reconcile net income (loss) to net
       cash provided by (used in) operating activities:
          Depreciation and amortization...................      9,180        11,991          9,578
          Amortization of deferred finance charges........        538           429            621
          Deferred tax provision (benefit)................       (178)          368         (1,700)
          Extraordinary loss from early extinguishment of
            debt..........................................      4,758            --          2,222
          Change in assets and liabilities:
               Merchandise inventories....................    (17,972)       13,539          2,626
               Trade accounts receivable, net.............       (912)          803           (677)
               Prepaid expenses and other assets..........       (198)          122            342
               Income taxes...............................        888          (178)         1,733
               Accounts payable...........................     17,743       (21,165)         1,427
               Accrued expenses...........................       (644)       (3,412)           845
                                                              -------       -------      ---------
                    Net cash provided by (used in)
                      operating activities................     14,647        (3,824)        19,798
                                                              -------       -------      ---------
Cash flows from investing activities:
     Purchases of property and equipment..................     (9,153)       (6,822)        (3,453)
     Purchase of assets pending sale and leaseback
       (note 12)..........................................         --            --         (8,910)
     Proceeds from sale of property and equipment.........         --            --         13,902
     Acquisition of business..............................         --        (1,000)            --
     Other assets.........................................       (189)          448             --
                                                              -------       -------      ---------
                    Net cash provided by (used in)
                      investing activities................     (9,342)       (7,374)         1,539
                                                              -------       -------      ---------
Cash flows from financing activities:
     Net borrowings (repayments) under revolving credit
       facilities.........................................     60,000         7,144        (17,144)
     Repayments of term loan..............................    (44,000)           --             --
     Repayment of long-term debt, net.....................    (18,550)           --             --
     Debt issuance costs..................................     (1,060)         (416)        (1,434)
     Debt prepayment premiums.............................     (1,491)           --         (1,160)
     Contribution of capital..............................        164            --             --
                                                              -------       -------      ---------
                    Net cash provided by (used in)
                      financing activities................     (4,937)        6,728        (19,738)
                                                              -------       -------      ---------
                    Net increase (decrease) in cash and
                      cash equivalents....................        368        (4,470)         1,599
Cash and cash equivalents at beginning of year............      7,300         7,668          3,198
                                                              -------       -------      ---------
Cash and cash equivalents at end of year..................   $  7,668      $  3,198      $   4,797
                                                              =======       =======      =========
Supplemental disclosures of cash flow information:
     Interest paid........................................   $ 11,817      $ 12,300      $  11,285
     Income taxes paid....................................         --            --             --
                                                              =======       =======      =========

                See accompanying notes to financial statements.

                           UNITED MERCHANDISING CORP.

                         NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1995 AND DECEMBER 29, 1996
                         (DOLLAR AMOUNTS IN THOUSANDS)

 (1) BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     The accompanying financial statements represent the financial position and results of operations of United Merchandising Corp. (the Company). The Company operates as a specialty sporting goods retailer under the Big 5 Sporting Goods name carrying a broad range of hardlines, softlines and footwear, operating 196 stores at December 29, 1996 in California, Washington, Oregon, New Mexico, Arizona, Nevada, Idaho (Western states) and Texas.

 (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Reporting Period

     The Company reports on a 52-53 week fiscal year ending on the Sunday nearest December 31. All years presented had a 52-week year.

  Revenue Recognition

     The Company's revenue is received from retail sales of merchandise through the Company's stores. Revenue is recognized when merchandise is received by the customer and is shown net of returns. The costs of distribution center operations are included in cost of sales, buying and occupancy.

  Earnings (Loss) per Share

     Earnings (loss) per share data are not presented as they are not meaningful to the financial statements.

  Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  Merchandise Inventories

     The Company values its merchandise inventories using the lower of average cost (which approximates the first-in, first-out cost) or market method.

  Property and Equipment

     Property and equipment are stated at cost and depreciated over the estimated useful lives or lease terms, using the straight-line method.

     The estimated useful lives are 40 years for buildings, 7 years for fixtures and equipment and the shorter of the lease term or 10 years for leasehold improvements. Maintenance and repairs are charged to expense as incurred.

  Leasehold Interest

     Upon acquisition of the Company, certain assets were recorded for the net fair value of favorable operating lease agreements. The leasehold interest asset is being amortized over an average of ten years on a straight-line basis. The unamortized balance attributable to leases terminated since the acquisition has been reflected as a component of the gain or loss upon disposition of the underlying properties.

                           UNITED MERCHANDISING CORP.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  Goodwill

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over periods ranging from 15 to 30 years.

  Other Assets

     Other assets consist principally of deferred financing costs and such costs are amortized straight line over the terms of the respective debt.

  Self-Insurance Reserves

     The Company maintains self-insurance programs for workers' compensation and general liability risks. The Company is self-insured up to specified per-occurrence limits and maintains insurance coverage for losses in excess of specified amounts. Estimated costs under these programs, including incurred but not reported claims, are recorded as expenses based upon actuarially determined historical experience and trends of paid and incurred claims.

  Preopening Expenses

     New store preopening expenses are charged against operations as incurred.

  Advertising Expenses

     The Company recognizes advertising costs the first time the advertising takes place. Advertising expenses amounted to $20,423 for the year ended January 1, 1995, $22,621 for the year ended December 31, 1995 and $23,209 for the year ended December 29, 1996. Advertising expense is included in selling and administrative.

  Income Taxes

     The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

  Concentration of Credit Risk

     Customer purchases are generally transacted using cash or credit cards. In certain instances, the Company grants credit to schools and youth-oriented organizations, under normal trade terms. Trade accounts receivable were approximately $200 and $355 at December 31, 1995 and December 29, 1996, respectively. Credit losses have historically been within management's expectations.

                           UNITED MERCHANDISING CORP.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  Impairment of Long-Lived Assets

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in the first quarter of fiscal 1996. The statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not have a material impact on the Company's financial position, results of operations or liquidity.

  Stock Compensation

     On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and to provide the pro forma disclosure provisions of SFAS No. 123.

  Reclassifications

     Certain reclassifications of the prior year financial statements have been made to conform to the 1996 presentation.

 (3) FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

     Cash and cash equivalents, trade and other receivables, trade accounts payable and accrued expenses: The carrying amounts approximate the fair values of these instruments due to their short-term nature.

     The fair value of the Company's senior subordinated notes at December 29, 1996 approximated $37,540 based on recent market prices. The carrying amount of the revolving credit facility reflects the fair value based on current rates available to the Company for debt of the same remaining maturities. See note 4 for interest rates on outstanding long-term debt.

 (4) LONG-TERM DEBT

     Long-term debt consists of the following:

                                                              DECEMBER 31,     DECEMBER 29,
                                                                  1995             1996
            Revolving credit facility.......................    $ 67,144         $ 50,000
            Senior subordinated debt........................      36,450           36,450
                                                                --------          -------
                      Total long-term debt..................    $103,594         $ 86,450
                                                                ========          =======

     Effective March 8, 1996, the Company entered into a credit agreement (the CIT Credit Agreement) among the Company and the CIT Group, which provided the Company with a three-year nonamortizing

                           UNITED MERCHANDISING CORP.

                         (DOLLAR AMOUNTS IN THOUSANDS)

$100,000 revolving debt facility (the CIT Facility). Proceeds from the initial funding under the CIT Facility were used to repay in full all of the Company's outstanding obligations under its then existing revolving credit facility with General Electric Capital Corporation (the GECC Facility).

     Pursuant to the refinancing, the Company incurred a charge of $2,222, consisting of $1,160 in prepayment penalties and $1,062 related to a write-off of deferred finance costs related to the GECC Facility. The total charge is reflected as an extraordinary loss from early extinguishment of debt, net of income taxes of $937, in the statement of operations for the year ended December 29, 1996.

     Prior to March 8, 1996, the Company operated under a credit agreement dated October 20, 1994 as amended among the Company, General Electric Capital Corporation as Agent and Wells Fargo Bank, which provided the Company with a five-year nonamortizing $100,000 revolving debt facility. Proceeds from the initial funding under the GECC Facility were used to repay in full all of the Company's outstanding obligations under its then existing revolving debt facility and term debt loan with Union Bank of Switzerland, as agent and lender (the UBS Facility). Additionally, the GECC Facility allowed the Company to use up to $22,000 to repurchase the Company's senior subordinated debt (the Senior
Debt). In 1994, the Company had repurchased $18,550 in the principal amount of the Senior Debt, utilizing $14,550 in borrowings under the GECC Facility. The Company paid a premium of $1,491 related to the repurchase of Senior Debt during 1994 and recorded a charge of $3,267 reflecting acceleration of the financing fees related to the retired UBS Facility and Senior Debt which were being amortized over the respective terms of the two facilities. The total charge of $4,758 is reflected as an extraordinary loss from early extinguishment of debt, net of income taxes of $1,903, in the statement of operations for the year ended January 1, 1995.

     The CIT Facility bears interest at various rates based on the adjusted Eurorate (5.875% at December 29, 1996) plus 2.5% (LIBOR Borrowings) or the prime lending rate (8.25% at December 29, 1996) plus .75% (Base Rate Borrowings) and was secured by the trade accounts receivable, merchandise inventory and general intangible assets (as defined) of the Company. A fee of 3/8% is assessed on the unused portion of the facility. On December 29, 1996, the Company had $50,000 in LIBOR Borrowings and Letters of Credit of $4,368 outstanding. The Company's maximum eligible borrowing available under the facility is limited to 65% of eligible inventory. Available borrowings on the CIT Facility amounted to $27,632 at December 29, 1996.

     The unsecured senior subordinated debt is due 2002 and bears interest at 13.625%. The notes require mandatory sinking fund payments of 25% at September 15, 2000 and 2001. The notes may be redeemed in whole or from time to time in part at any time on and after September 15, 1997, at the option of the Company, at the redemption price set forth below with respect to the indicated redemption date, together with any accrued but unpaid interest to such redemption date.

     If redeemed during the 12-month period beginning September 15:

                                         YEAR                    PERCENTAGE
                        1997...................................    105.839%
                        1998...................................    103.893
                        1999...................................    101.946
                        2000 and thereafter....................    100.000
                                                                   =======

     The various debt agreements contain restrictions on working capital, acquisition of treasury stock and payment of cash dividends. In addition, the agreements restrict liens on assets and the acquisition or sale of subsidiaries.

                           UNITED MERCHANDISING CORP.

                         (DOLLAR AMOUNTS IN THOUSANDS)

     The aggregate mandatory sinking fund requirements and annual maturities of long-term debt for each of the five years subsequent to December 29, 1996 are as follows:

                        1997....................................  $    --
                        1998....................................       --
                        1999....................................   50,000
                        2000....................................    9,113
                        2001....................................    9,113
                        Thereafter..............................   18,224
                                                                   ======

 (5) LEASES

     The Company currently leases certain stores, distribution facilities, vehicles and equipment under noncancelable operating leases that expire through the year 2018. These leases generally contain renewal options for periods ranging from 5 to 15 years and require the Company to pay all executory costs such as maintenance and insurance. Certain leases contain options to purchase the leased assets.

     Certain leases contain escalation clauses and provide for contingent rentals based on percentages of sales. The Company recognizes rental expense on a straight-line basis over the terms of the underlying leases, without regard to when rentals are paid. The accrual of the noncash portion of this rental expense has been included in depreciation and amortization in the accompanying statements of operations and cash flows and deferred rent in the accompanying balance sheets.

     Rental expense for operating leases consisted of the following:

                                                          YEAR ENDED      YEAR ENDED       YEAR ENDED
                                                          JANUARY 1      DECEMBER 31,     DECEMBER 29,
                                                             1995            1995             1996
    Cash rental payments................................   $ 18,482          21,003           23,670
    Noncash rentals.....................................        496           3,344              973
    Contingent rentals..................................      1,275             989            1,038
                                                            -------         -------          -------
              Rental expense............................   $ 20,253          25,336           25,681
                                                            =======         =======          =======

     Future minimum lease payments (cash rentals) under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 29, 1996 are:

                        Year ending:
                             1997..............................  $ 22,811
                             1998..............................    22,478
                             1999..............................    21,522
                             2000..............................    20,370
                             2001..............................    19,822
                             Thereafter........................   155,336
                                                                 --------
                                                                 $262,339
                                                                 ========

                           UNITED MERCHANDISING CORP.

                         (DOLLAR AMOUNTS IN THOUSANDS)

 (6) ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                  DECEMBER 31,     DECEMBER 29,
                                                                      1995             1996
        Payroll and related expenses..........................      $  7,545         $  8,849
        Self-insurance reserves...............................         6,011            4,503
        Sales tax.............................................         4,427            4,821
        Other.................................................         9,404           10,195
                                                                     -------          -------
                                                                    $ 27,387         $ 28,368
                                                                     =======          =======

 (7) INCOME TAXES

     Income tax expense, excluding tax benefit of extraordinary loss, consists of the following:

                                                             CURRENT     DEFERRED      TOTAL
        1994:
             Federal.....................................    $ 1,769     $   (151)    $ 1,618
             State.......................................        312          (27)        285
                                                              ------      -------      ------
                                                               2,081         (178)      1,903
                                                              ------      -------      ------
        1995:
             Federal.....................................         --          313         313
             State.......................................         --           55         555
                                                              ------      -------      ------
                                                                  --          368         368
                                                              ------      -------      ------
        1996:
             Federal.....................................      2,273       (1,445)        828
             State.......................................        397         (255)        142
                                                              ------      -------      ------
                                                             $ 2,670     $ (1,700)    $   970
                                                              ======      =======      ======

     The extraordinary losses in 1994 and 1996 are reported net of tax benefits of $1,903 and $937, respectively (note 4). Accordingly, the 1996 tax provision including the tax benefit of the extraordinary loss is $33. The 1994 tax provision including the tax benefit of the extraordinary loss is zero.

     The provision for income taxes differs from the amounts computed by applying the Federal statutory tax rate as follows:

                                                      YEAR ENDED      YEAR ENDED       YEAR ENDED
                                                      JANUARY 1,     DECEMBER 31,     DECEMBER 29,
                                                         1995            1995             1996
        Tax expense (benefit) at statutory rate...     $  2,171        $ (2,084)        $  1,763
        State taxes, net of Federal benefit.......          364            (363)             307
        Increase (decrease) in valuation
          allowance, net of IRS adjustment........          433           2,990           (1,215)
        MIS migration fees........................       (1,190)             --               --
        Other.....................................          125            (175)             115
                                                        -------         -------          -------
                                                       $  1,903        $    368         $    970
                                                        =======         =======          =======

                           UNITED MERCHANDISING CORP.

                         (DOLLAR AMOUNTS IN THOUSANDS)

     Deferred tax assets and liabilities consist of the following tax-effected temporary differences:

                                                                     DECEMBER 31,     DECEMBER 29,
                                                                         1995             1996
     Deferred assets:
       Self-insurance reserves...................................       $2,050           $1,849
       Employee benefits.........................................        1,167            1,577
       State taxes...............................................        1,065               73
       Net operating loss carryforward...........................        2,427               --
       Noncash rentals...........................................        1,488            2,150
       Amortization of tangible and intangible assets............           --            1,292
       Other.....................................................          770            1,103
                                                                        ------           ------
               Gross deferred tax assets.........................        8,967            8,044
       Valuation allowance.......................................       (7,475)          (4,094)
                                                                        ------           ------
               Net deferred tax assets...........................       $1,492           $3,950
                                                                        ======           ======
     Deferred liabilities:
       Basis in fixed assets.....................................       $1,252           $2,250
       Amortization of tangible and intangible assets............          240               --
                                                                        ------           ------
               Total deferred tax liabilities....................       $1,492           $2,250
                                                                        ======           ======

     In 1996, the Company reduced the valuation allowance to reflect realizability of its deferred tax assets. In doing so, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 29, 1996, management's assessment indicated that net deferred tax assets of $1,700 were recoverable. The valuation allowance decrease of $3,381 from the December 31, 1995 balance includes an adjustment for the IRS matter described below.

     During 1996, the Company resolved certain audit issues with the IRS which resulted in the elimination and reclassification of certain temporary differences. The Company had established a valuation allowance against such temporary differences in previous years. Accordingly, the impact of resolving these audit issues was offset in 1996 by a corresponding decrease in the valuation allowance for those temporary differences eliminated.

     For the year ended December 31, 1995, management performed a similar assessment of the realizability of deferred taxes and concluded that a valuation allowance for the entire net deferred tax assets was required given the history of income tax losses experienced by the Company at the time. Accordingly, the valuation allowance was increased by $2,990 from the January 1, 1995 balance.

 (8) EMPLOYEE BENEFIT PLANS

     Effective January 4, 1993, the Company established a 401(k) plan to cover all eligible employees. All employees' contributions may be supplemented by Company contributions. The Company contributed $1,060 for the year ended January 1, 1995, $667 for the year ended December 31, 1995 and $1,017 for the year ended December 29, 1996, in employer matching and profit sharing contributions.

     Certain employees of the Company participate in a stock option plan of the parent company's stock. Options are granted by the Board of Directors with exercise prices equal to the fair market value of the parent company's stock, as determined by valuation models prepared by the Board. There were no stock options

                           UNITED MERCHANDISING CORP.

                         (DOLLAR AMOUNTS IN THOUSANDS)

granted in 1995. For 1996, options to purchase 54,700 shares were granted on December 31, 1996 at an exercise price of $12 per share. The options vest and become exercisable in cumulative 20% installments commencing one year from the date of grant, with full vesting on the fifth anniversary. The plan terminates on September 25, 2002. Pro forma disclosures as defined by SFAS 123 are not applicable for the options granted in 1996 as vesting begins in 1997.

     The Company has no significant postretirement or postemployment benefits.

 (9) RELATED PARTY TRANSACTIONS

     The Company received certain administrative support services from a related party for which the Company pays a negotiated fee based on services provided. The services were terminated April 1995. These charges totaled $1,099 for the year ended January 1, 1995 and $61 for the year ended December 31, 1995.

     In addition, the Company leases certain property and equipment from a related party who leases this property and equipment from an outside party. Charges related to these leases totaled $1,738 for the year ended January 1, 1995 $1,857 for the year ended December 31, 1995 and $1,008 for the year ended December 29, 1996.

     The Company has an agreement to pay $568, plus expenses, annually to an advisor group of its investor. Certain individuals of the investor advisor group are members of the Company's Board of Directors. In 1994 and 1996, the Company paid this advisor group an additional $500 for services related to securing of the CIT and GECC facilities.

     Affiliates of the Company own $250 of the senior subordinated notes.

(10) CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(11) BUSINESS CONCENTRATIONS

     The Company operates specialty sporting goods retail stores located principally in the Western states of the United States. The retail industry is impacted by the general economy. Changes in the marketplace may significantly affect management's estimates and the Company's performance.

(12) SALE LEASEBACK

     On March 5, 1996, the Company entered into a sale and leaseback agreement (the transaction) with regard to its warehouse facility located in Fontana, California. Prior to this transaction, the Company owned the land associated with the facility and leased the buildings and improvements. In contemplation of the transaction, the Company purchased the building and improvements at a purchase price of $8,910. The transaction was then completed with the sale of the land, building and improvements at a sale price of $13,900. The gain on the transaction was insignificant and will be amortized on a straight-line basis over the related lease term. The net cash proceeds after expenses totaled $4,728 which was used to repay a portion of the GECC Facility (note 4).

     Under the leaseback agreement, the Company has committed to lease the facility for ten years under a noncancelable operating lease. The future minimum lease payments are reflected in the future minimum lease payments under noncancelable operating leases (note 5).

                           UNITED MERCHANDISING CORP.

                         (DOLLAR AMOUNTS IN THOUSANDS)

     On October 31, 1996, the Company entered into a sale and leaseback agreement with regard to its store located in Culver City, California. The sale amount of the property was $817 resulting in a $214 loss for the Company which is included in the statements of operations. The Company has committed to lease the property for 15 years under a noncancelable operating lease. The future minimum lease payments are reflected in the future minimum lease payments under noncancelable leases (note 5).

                           UNITED MERCHANDISING CORP.

                                 BALANCE SHEETS

                                                                         DECEMBER 29,     SEPTEMBER 28,
                                                                             1996             1997
                                                                                           (UNAUDITED)
                                                                             (DOLLARS IN THOUSANDS)
                                                ASSETS
Current assets:
     Cash and cash equivalents.........................................    $  4,797         $     416
     Trade and other receivables, net of allowance for doubtful
      accounts of $464 and $397, respectively..........................       4,054             2,232
     Merchandise inventories...........................................     134,886           146,513
     Prepaid expenses..................................................       1,031               865
                                                                           --------          --------
               Total current assets....................................     144,768           150,026
                                                                           --------          --------
Property and equipment:
     Land..............................................................         186               186
     Buildings, improvements, furniture and equipment..................      44,423            47,064
     Less accumulated depreciation and amortization....................     (17,079)          (20,487)
                                                                           --------          --------
               Net property and equipment..............................      27,530            26,763
                                                                           --------          --------
Deferred income taxes, net.............................................       1,700             4,995
Leasehold interest, net of amortization of $12,117 and $13,441,
  respectively.........................................................      16,375            15,051
Other assets, at cost, less accumulated amortization of $713 and
  $1,208, respectively.................................................       1,829             1,539
Excess of cost over net assets acquired, less accumulated amortization
  of $878 and $1,063, respectively.....................................       5,667             5,482
                                                                           --------          --------
                                                                           $197,869         $ 203,856
                                                                           ========          ========

                                 LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
     Accounts payable..................................................    $ 44,239         $  44,453
     Accrued expenses..................................................      30,101            26,015
                                                                           --------          --------
               Total current liabilities...............................      74,340            70,468
Deferred rent..........................................................       5,224             5,793
Long-term debt.........................................................      86,450            87,226
                                                                           --------          --------
               Total liabilities.......................................     166,014           163,487
                                                                           --------          --------
Commitments and contingencies
Stockholder's equity
     Common stock, no par value. Authorized 2,500 shares; issued and
      outstanding 1,300 shares.........................................      35,080            35,103
     Retained Earnings (accumulated deficit)...........................      (3,225)            5,266
                                                                           --------          --------
               Total stockholder's equity..............................      31,855            40,369
                                                                           --------          --------
                                                                           $197,869         $ 203,856
                                                                           ========          ========

      See accompanying notes to unaudited condensed financial statements.

                           UNITED MERCHANDISING CORP.

                            STATEMENTS OF OPERATIONS

                                              THREE MONTHS ENDED                         NINE MONTHS ENDED
                                     ------------------------------------      ------------------------------------
                                    SEPTEMBER 29, 1996   SEPTEMBER 28, 1997   SEPTEMBER 29, 1996   SEPTEMBER 28, 1997
                                                                 (DOLLARS IN THOUSANDS)
                                                                       (UNAUDITED)
Net sales.........................       $106,523             $117,079             $296,356             $324,177
Cost of goods sold, buying and
  occupancy.......................         73,310               80,274              203,420              218,675
                                           ------               ------              -------               ------
               Gross profit.......         33,213               36,805               92,936              105,502
                                           ------               ------              -------               ------
Operating expenses:
     Selling and administrative...         25,953               28,532               76,651               82,603
     Depreciation and
       amortization...............          2,310                2,089                7,109                6,087
                                           ------               ------              -------               ------
               Total operating
                 expenses.........         28,263               30,621               83,760               88,690
                                           ------               ------              -------               ------
               Operating income...          4,950                6,184                9,176               16,812
Interest expense..................          2,700                2,495                8,589                7,913
                                           ------               ------              -------               ------
     Income before income taxes
       and extraordinary loss.....          2,250                3,689                  587                8,899
Income taxes......................             --                  408                   --                  408
                                           ------               ------              -------               ------
     Net income before
       extraordinary loss.........          2,250                3,281                  587                8,491
Extraordinary loss from early
  extinguishment of debt..........             --                   --               (2,222)                  --
                                           ------               ------              -------               ------
               Net income
                 (loss)...........       $  2,250             $  3,281             $ (1,635)            $  8,491
                                           ======               ======              =======               ======

      See accompanying notes to unaudited condensed financial statements.

                           UNITED MERCHANDISING CORP.

                            STATEMENTS OF CASH FLOWS

                                                                              NINE MONTHS ENDED
                                                                   ---------------------------------------
                                                                   SEPTEMBER 29, 1996   SEPTEMBER 28, 1997
                                                                           (DOLLARS IN THOUSANDS)
                                                                                 (UNAUDITED)
Cash flows from operating activities:
     Net income (loss)...........................................       $ (1,635)            $  8,491
     Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
          Depreciation and amortization..........................          7,109                6,087
          Extraordinary loss from early extinguishment of debt...          2,222                   --
          Amortization of deferred finance charges...............            454                  495
          Deferred tax benefit...................................             --               (3,295)
          Change in assets and liabilities:
               Merchandise inventories...........................          1,139              (11,627)
               Trade & other receivables.........................          1,855                1,822
               Prepaid expenses and other assets.................           (153)                 (54)
               Accounts payable..................................           (679)                 214
               Accrued expenses..................................         (2,785)              (4,086)
                                                                        --------             --------
                    Net cash (used in) provided by operating
                       activities................................          7,527               (1,953)
                                                                        --------             --------
Cash flows from investing activities:
     Purchases of property and equipment.........................         (1,555)              (3,227)
     Purchases of assets held pending sale and leaseback.........         (8,910)                  --
     Proceeds from sale of property and equipment................         13,900                   --
                                                                        --------             --------
                    Net cash (used in) provided by investing
                       activities................................          3,435               (3,227)
                                                                        --------             --------
Cash flows from financing activities:
     Net borrowings under revolving credit facilities............         (8,176)                 776
     Debt issuance costs.........................................         (1,434)                  --
     Debt prepayments............................................         (1,160)                  --
     Other.......................................................             --                   23
                                                                        --------             --------
                    Net cash provided by (used in) financing
                       activities................................        (10,770)                 799
                                                                        --------             --------
                    Net (decrease) increase in cash and cash
                       equivalents...............................            192               (4,381)
Cash and cash equivalents at beginning of period.................          3,198                4,797
                                                                        --------             --------
Cash and cash equivalents at end of period.......................       $  3,390             $    416
                                                                        ========             ========

      See accompanying notes to unaudited condensed financial statements.

                           UNITED MERCHANDISING CORP.

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

FINANCIAL INFORMATION

1. In the opinion of management of United Merchandising Corp. (the "Company"), the accompanying unaudited condensed financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly and in accordance with generally accepted accounting principles the financial position, results of operations and cash flows as of and for the period ended September 28, 1997.

2. These unaudited condensed financial statements should be read in conjunction with the Company's 1996 audited financial statements included herein.

3. In October 1997, Big 5 Corporation (the "Parent"), the senior managers of the Company and the principal stockholder agreed to enter into a Plan of Recapitalization and Stock Repurchase Agreement (the "Recapitalization"). The following transactions directly affecting the Company will result from the Recapitalization: (i) the Company will offer $131.0 million of senior notes;
   (ii) the Company will defease and repay its existing senior subordinated notes (the "Old Notes"); (iii) the Company will amend its revolving credit facility; and (iv) the Company will dividend approximately $81.6 million to its Parent.

   The Company expects to incur transaction fees of approximately $5.0 million related to the offering of the $131.0 million of senior notes and $0.3 million related to the amendment of its revolving credit facility. The Company will incur a write-off of approximately $0.6 million of deferred financing fees related to the defeasance and repayment of the Old Notes.

4. The Company is being reincorporated in Delaware as Big 5 Corp.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BIG 5 CORP. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPRESSION THAT THERE HAS NOT BEEN A CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF BIG 5 CORP. SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................   ii
Summary...............................    1
Risk Factors..........................   11
The Recapitalization..................   15
Use of Proceeds.......................   15
The Exchange Offer....................   15
Capitalization........................   26
Unaudited Pro Forma Condensed
  Financial Data......................   27
Selected Historical Financial Data....   33
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   35
Business..............................   41
Management............................   49
Principal Stockholders................   53
Certain Relationships and Related
  Transactions........................   54
Financing Arrangements................   55
Description of the Notes..............   57
Plan of Distribution..................   84
Legal Matters.........................   84
Experts...............................   84
Index to Financial Statements.........  F-1

======================================================
======================================================
                                  $131 MILLION

                                      LOGO

                                  BIG 5 CORP.
                         SERIES B 10 7/8% SENIOR NOTES
                                    DUE 2007
                         ------------------------------

                                   PROSPECTUS

                         ------------------------------
                                        , 1998
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     As permitted by Section 102(b)(7) of the DGCL, the registrant's Restated Certificate of Incorporation, as amended, includes a provision that limits a director's personal liability to such registrant or its stockholders for monetary damages for breaches of his or her fiduciary duty as a director. Article SEVENTH of the registrant's Restated Certificate of Incorporation, as amended, provides that no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

     As permitted by Section 145 of the DGCL, the registrant's Restated Certificate of Incorporation, as amended, and Bylaws, as amended, provide that, to the fullest extent permitted by the DGCL, directors, officers and certain other persons who are made, or are threatened to be made, parties to, or are involved in, any action, suit or proceeding will be indemnified by the registrant with respect thereto.

     The registrant maintains insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the registrant.

ITEM 21. EXHIBITS

     A list of exhibits included as part of the registration statement is set forth below:

    EXHIBIT NO.                                      DESCRIPTION
    -----------       --------------------------------------------------------------------------
     3(i)*            Restated Certificate of Incorporation of the Company
     3(ii)*           By-Laws of the Company, as amended October 27, 1997
     4.1              Indenture dated as of November 13, 1997 between the Company and First
                      Trust National Association, as trustee
     4.2              Form of the Company's Series B 10 7/8% Senior Notes due 2007 (included in
                      Exhibit 4.1)
     5                Opinion of Irell & Manella LLP (includes consent) (filed herewith)

    EXHIBIT NO.                                      DESCRIPTION
    -----------       --------------------------------------------------------------------------
    10.1(a)**         Employment Agreement between the Company and Robert W. Miller dated as of
                      January 1, 1993
    10.1(b)**         Employment Agreement between the Company and Steve G. Miller dated as of
                      January 1, 1993
    10.1(c)**         Sublease between the Company and Thrifty dated as of September 25, 1992
    10.2(a)***        Amended and Restated Indemnification Implementation Agreement between the
                      Company (formerly known as United Merchandising Corp.) and Thrifty Payless
                      Holdings, Inc. dated as of April 20, 1994
    10.2(b)***        Agreement and Release among Pacific Enterprises, Thrifty Payless Holdings,
                      Inc., Thrifty Payless, Inc., Thrifty and the Company (formerly known as
                      United Merchandising Corp.) dated as of March 11, 1994
    10.3(a)****       Financing Agreement dated March 8, 1996 between The CIT Group/Business
                      Credit, Inc. and the Company
    10.3(b)****       Grant of Security Interest in and Collateral Assignment of Trademarks and
                      Licenses dated as of March 8, 1996 by the Company in favor of The CIT
                      Group/Business Credit, Inc.
    10.3(c)****       Guarantee dated March 8, 1996 by Big 5 Corporation (now known as Big 5
                      Holdings Corp.) in favor of The CIT Group/Business Credit, Inc.
    10.4(a)****       Agreement on Purchase and Sale among the Company and the State of
                      Wisconsin dated as of February 13, 1996
    10.4(b)****       Lease among the Company (Lessee) and the State of Wisconsin Investment
                      Board (Lessor) dated as of March 5, 1996
    10.5              Purchase Agreement, dated as of November 13, 1997, by and among the
                      Company and the Initial Purchasers named therein.
    10.6              Registration Rights Agreement, dated as of November 13, 1997, by and among the Company and the Initial Purchasers named therein.
    10.7              Management Services Agreement, dated as of November 13, 1997, by and between the Company, Big 5 Holdings Corp. and Leonard Green & Associates,
                      L.P.
    10.8              Letter from The CIT Group/Business Credit, Inc. to the Company dated
                      November 13, 1997, amending the Financing Agreement, dated March 8, 1996 between the Company (formerly known as United Merchandising Corp.) and The
                      CIT Group/Business Credit, Inc.
    23.1              Consent of KPMG Peat Marwick LLP (filed herewith)
    23.2              Consent of Irell & Manella LLP (filed herewith as part of Exhibit 5)
    24                Powers of Attorney of officers and directors of registrant (filed herewith)
    25                Statement Regarding Eligibility of Trustee
    99.1              Form of Letter of Transmittal
    99.2              Notice of Guaranteed Delivery

---------------

   * Incorporated by reference to the Company's Current Report on Form 8-K filed November 26, 1997.

  ** Incorporated by reference to the Company's Registration Statement on Form
     S-4 (file no. 33-61096) effective as of June 29, 1993.

 *** Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 1, 1995.

**** Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

ITEM 22. UNDERTAKINGS

     1. The undersigned Registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (f) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

                               POWER OF ATTORNEY

     Each person whose signature to the Registration Statement appears below hereby appoints Gary S. Meade and Charles P. Kirk and each of them, either one of whom may act without joinder of the other, as his attorney-in-fact to sign on his behalf individually and in the capacity stated below and to file all amendments and post-effective amendments to this Registration Statement, which amendments may make such changes in and additions to this Registration Statement as such attorney-in-fact may deem appropriate or necessary.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on December 23, 1997.

                                          BIG 5 CORP.,
                                          a Delaware corporation

                                          By: /s/   ROBERT W. MILLER
                                            ------------------------------------
                                                      Robert W. Miller
                                                  Chief Executive Officer
                                                 and Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                               TITLE                     DATE
---------------------------------------------  ----------------------------  ------------------

            /s/ ROBERT W. MILLER                Chairman of the Board and    December 23, 1997
---------------------------------------------    Chief Executive Officer
              Robert W. Miller                     (Principal Executive
                                                         Officer)

            /s/ STEVEN G. MILLER                President, Chief Operating   December 23, 1997
---------------------------------------------      Officer and Director
              Steven G. Miller

          /s/ DR. MICHAEL D. MILLER                      Director            December 23, 1997
---------------------------------------------
            Dr. Michael D. Miller

             /s/ JOHN G. DANHAKL                         Director            December 23, 1997
---------------------------------------------
               John G. Danhakl
                                                         Director            December 23, 1997
           /s/ JONATHAN A. SEIFFER
---------------------------------------------
             Jonathan A. Seiffer

             /s/ CHARLES P. KIRK                 Chief Financial Officer     December 23, 1997
---------------------------------------------  (Principal Financial Officer
               Charles P. Kirk                   and Principal Accounting
                                                         Officer)